SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December, 2009

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐                    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

Item
1.	Unaudited Consolidated Financial Statements as of September 30, 2009 and December 31, 2008 and for the nine-month periods ended September 30, 2009 and 2008

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2009

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Unaudited Consolidated Financial Statements as of September 30, 2009 and December 31, 2008 and for the nine-month periods ended September 30, 2009 and 2008

$ : Argentine peso

US$ : US dollar

$3.843 = US$1 as of September 30, 2009

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Unaudited Consolidated Balance Sheets as of September 30, 2009 and December 31, 2008

(In millions of Argentine pesos - see Note 3.c)

	As of September 30, 2009 (unaudited)	As of December 31, 2008
ASSETS
Current Assets
Cash and banks	$66	$36
Investments	2,067	1,089
Accounts receivable, net	1,057	1,009
Other receivables, net	244	209
Inventories, net	262	251
Other assets, net	6	6

Total current assets	3,702	2,600

Non-Current Assets
Other receivables, net	70	87
Investments	15	7
Fixed assets, net	6,473	6,188
Intangible assets, net	767	772
Other assets, net	3	3

Total non-current assets	7,328	7,057

TOTAL ASSETS	$11,030	$9,657

LIABILITIES
Current Liabilities
Accounts payable	$1,805	$1,769
Debt	1,488	1,355
Salaries and social security payable	243	237
Taxes payable	620	626
Other liabilities	69	46
Contingencies	37	36

Total current liabilities	4,262	4,069

Non-Current Liabilities
Accounts payable	25	27
Debt	802	688
Salaries and social security payable	80	83
Taxes payable	207	224
Other liabilities	167	146
Contingencies	384	319

Total non-current liabilities	1,665	1,487

TOTAL LIABILITIES	$5,927	$5,556

Noncontrolling interest	79	81
SHAREHOLDERS’ EQUITY	$5,024	$4,020

TOTAL LIABILITIES, NONCONTROLLING INTEREST AND SHAREHOLDERS’ EQUITY	$11,030	$9,657

The accompanying notes are an integral part of these consolidated financial statements.

Adrián Calaza Chief Financial Officer	Enrique Garrido Chairman of the Board of Directors

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Unaudited Consolidated Statements of Income

for the nine-month periods ended September 30, 2009 and 2008

(In millions of Argentine pesos, except per share data in Argentine pesos - see Note 3.c)

	For the nine-month periods ended September 30,
	2009	2008
Net sales	$8,861	$7,789
Cost of services	(4,420)	(4,186)

Gross profit	4,441	3,603
General and administrative expenses	(313)	(262)
Selling expenses	(2,093)	(1,801)

Operating income	2,035	1,540
Gain on equity investees	13	—
Financial results, net	(317)	(112)
Other expenses, net	(157)	(141)

Net income before income tax and noncontrolling interest	1,574	1,287
Income tax expense, net	(560)	(446)
Noncontrolling interest	(8)	(10)

Net income	$1,006	$831

Net income per share	$1.02	$0.84

The accompanying notes are an integral part of these consolidated financial statements.

Adrián Calaza Chief Financial Officer	Enrique Garrido Chairman of the Board of Directors

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Unaudited Consolidated Statements of Changes in Shareholders’ Equity

for the nine-month periods ended September 30, 2009 and 2008

(In millions of Argentine pesos – see Note 3.c)

	Shareholders’ contributions			Unappropriated earnings					Total Shareholders’ equity
	Common stock	Inflation adjustment of common stock	Total	Legal reserve	Foreign currency translation adjustments		Accumulated (deficit)/ earnings	Total
Balances as of January 1, 2008	$984	2,688	3,672	—		66	(708)	(642)	$3,030
Foreign currency translation adjustments	—	—	—	—		39	—	39	39
Changes in the fair value of cash flow hedges, net of income tax	—	—	—	—		1	—	1	1
Net income for the period	—	—	—	—		—	831	831	831

Balances as of September 30, 2008	$984	2,688	3,672	—		106	123	229	$3,901

Balances as of January 1, 2009	$984	2,688	3,672	—		95	253	348	$4,020
Foreign currency translation adjustments (i)	—	—	—	—		6	—	6	6
Changes in the fair value of cash flow hedges, net of income tax	—	—	—	—		(8)	—	(8)	(8)
Net income for the period	—	—	—	—		—	1,006	1,006	1,006

Balances as of September 30, 2009	$984	2,688	3,672	—	(ii)	93	1,259	1,352	$5,024

(i)	Includes (13) corresponding to the foreign currency translation adjustment realized on capital reimbursement of Nucleo (Notes 5.m and 7.i).
(ii)	The balance corresponds to foreign currency translation adjustments.

The accompanying notes are an integral part of these consolidated financial statements.

Adrián Calaza Chief Financial Officer	Enrique Garrido Chairman of the Board of Directors

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Unaudited Consolidated Statements of Cash Flows

for the nine-month periods ended September 30, 2009 and 2008

(In millions of Argentine pesos - see Note 3.c)

	For the nine-month periods ended September 30,
	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the period	$1,006	$831
Adjustments to reconcile net income to net cash flows provided by operating activities
Allowance for doubtful accounts and other allowances	119	73
Depreciation of fixed assets	806	946
Amortization of intangible assets	14	16
Gain on equity investees	(13)	—
Consumption of materials	77	85
Gain on sale/disposal of fixed assets and other assets	(5)	(3)
Provision for lawsuits and contingencies	92	65
Holdings loss on inventories	8	30
Interest and other financial losses on loans	445	224
Income tax	12	305
Noncontrolling interest	8	10
Net increase in assets	(270)	(361)
Net decrease in liabilities	24	123

Total cash flows provided by operating activities	2,323	2,344

CASH FLOWS FROM INVESTING ACTIVITIES
Fixed asset acquisitions	(1,108)	(1,154)
Intangible asset acquisitions	(11)	(10)
Equity investees acquisitions	—	(97)
Proceeds for the sale of fixed assets and other assets	13	11
Decrease in investments not considered as cash and cash equivalents	246	432

Total cash flows used in investing activities	(860)	(818)

CASH FLOWS FROM FINANCING ACTIVITIES
Debt proceeds	350	102
Payment of debt	(483)	(917)
Payment of interest and debt-related expenses	(84)	(113)
Cash dividends paid	(16)	(29)

Total cash flows used in financing activities	(233)	(957)

INCREASE IN CASH AND CASH EQUIVALENTS	1,230	569
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF YEAR	902	458

CASH AND CASH EQUIVALENTS AT PERIOD END	$2,132	$1,027

See Note 6 for supplementary cash flow information.

The accompanying notes are an integral part of these consolidated financial statements.

Adrián Calaza Chief Financial Officer	Enrique Garrido Chairman of the Board of Directors

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

1. The Company and its operations

Telecom Argentina S.A. (“Telecom Argentina” or “Telecom” and together with its subsidiaries, the “Company” or the “Telecom Group”, indistinctively) was created by a decree of the Argentine Government in January 1990 and organized as a sociedad anónima under the name “Sociedad Licenciataria Norte S.A.” in April 1990.

Telecom Argentina commenced operations on November 8, 1990 (the “Transfer Date”), upon the transfer to the Company of the telecommunications network of the northern region of Argentina previously owned and operated by the state-owned company, Empresa Nacional de Telecomunicaciones (“ENTel”).

Telecom Argentina’s license, as originally granted, was exclusive to provide telephone services in the northern region of Argentina through October 10, 1999. As from such date, the Company began providing telephone services in the southern region of Argentina and competing in the previously exclusive northern region.

The Company provides fixed-line public telecommunication services, international long-distance service, data transmission and Internet services in Argentina. Accordingly, the Company had amended its by-laws in accordance with the prior approval obtained from the Department of Communications (“SC”, the “Regulatory Authority”) and the Comisión Nacional de Valores (“CNV”), the National Securities Commission in Argentina.

A description of the subsidiaries with their respective percentage of capital stock owned as of September 30, 2009, is presented as follows:

Reportable segment	Subsidiaries	Percentage of capital stock owned and voting rights (i)	Indirect control through	Date of acquisition
Voice, data and Internet	Telecom Argentina USA Inc. (“Telecom USA”)	100.00%		09.12.00
	Micro Sistemas Sociedad Anonima (“Micro Sistemas”) (ii)	99.99%		12.31.97
Wireless	Telecom Personal S.A. (“Personal”)	99.99%		07.06.94
	Nucleo S.A. (“Nucleo”)	67.50%	Personal	02.03.98
	Springville S.A. (“Springville”) (ii)	100.00%	Personal	04.07.09

(i)	Percentage of equity interest owned has been rounded.
(ii)	Dormant entities at September 30, 2009.

2. Regulatory framework

(a) Regulatory bodies and general legal framework

Telecom Argentina and Personal operate in a regulated industry. Regulation not only covers rates and service terms, but also the terms on which various licensing and technical requirements are imposed.

The provision of telecommunication services is regulated by the SC and supervised by the Comisión Nacional de Comunicaciones, the National Communications Commission (“CNC”). The CNC is in charge of general oversight and supervision of telecommunications services. The SC has the power to develop, suggest and implement policies which are applicable to telecommunications services; to ensure that these policies are applied; to review the applicable legal regulatory framework; to act as the enforcing authority with respect to the laws governing the relevant activities; to approve major technical plans and to resolve administrative appeals filed against CNC resolutions.

The principal features of the regulatory framework in Argentina have been created by:

•	The Privatization Regulations, including the List of Conditions;

•	The Transfer Agreement;

•	The Licenses granted to Telecom Argentina and its subsidiaries;

•	The Tariff Agreements; and

•	Various governmental decrees, including Decree No. 764/00, establishing the regulatory framework for licenses, interconnection, universal service and radio spectrum management.

Nucleo, Personal’s Paraguayan controlled company, is supervised by the Comisión Nacional de Telecomunicaciones de Paraguay, the National Communications Commission of Paraguay (“CONATEL”). Telecom USA, Telecom’s subsidiary, is supervised by the Federal Communications Commission (the “FCC”).

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements—(Continued)

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

2. Regulatory framework (continued)

(b) Licenses granted as of September 30, 2009

As of September 30, 2009, Telecom Argentina has been granted the following non-expiring licenses to provide the following services in Argentina:

•	Local fixed telephony;

•	Public telephony;

•	Domestic and international long-distance telephony;

•	Domestic and international point-to-point link services;

•	Domestic and international telex services;

•	Value added services, data transmission, videoconferencing and broadcasting signal services; and

•	Internet access.

As of September 30, 2009, the Company’s subsidiaries have been granted the following licenses:

•

Personal has been granted a non-exclusive, non-expiring license to provide mobile telecommunication services in the northern region of Argentina and data transmission and value added services throughout the country. In addition, Personal owns licenses to provide mobile radio communication services in the Federal District and Greater Buenos Aires areas, as well as a non-expiring license to provide PCS services throughout the country and it is registered to provide national and international long-distance telephone services; and

•	Nucleo has been granted a renewable five-year period license to provide mobile telecommunication services in Paraguay as well as PCS services and Internet access in certain areas of that country.

(c) Revocation of the license

Telecom Argentina’s license is revocable in the case of non-compliance with certain obligations, including but not limited to:

•	an interruption of all or a substantial portion of service;

•	a serious non-performance of material obligations;

•	a modification of its corporate purpose or change of domicile to a jurisdiction outside Argentina;

•	a sale or transfer of the license to third parties without prior approval of the Regulatory Bodies;

•	any sale, encumbrance or transfer of assets which has the effect of reducing services provided, without the prior approval of the Regulatory Bodies;

•

a reduction of Nortel Inversora S.A.’s (“Nortel”, the parent company of the Company) interest in Telecom Argentina to less than 51%, or the reduction of Nortel’s common shareholders’ interest in Nortel to less than 51%, in either case without prior approval of the Regulatory Bodies;

•	any transfer of shares resulting in a direct or indirect loss of control in Telecom without prior approval of the Regulatory Bodies;

•	an assignment or delegation of Telecom Italia S.p.A.’s (“Telecom Italia” or “the Operator”) functions without the prior approval of the Regulatory Bodies; and

•	the Company’s bankruptcy.

Personal’s licenses are revocable in the case of non-compliance with certain obligations, including but not limited to:

•	repeated interruptions of the services;

•	any transfer of the license and/or the related rights and obligations, without the prior approval of the Regulatory Authority;

•	any encumbrance of the license;

•	any voluntary insolvency proceedings or bankruptcy of Personal and,

•	a liquidation or dissolution of Personal, without the prior approval of the Regulatory Authority.

Nucleo’s licenses are revocable mainly in the case of:

•	an interruption of services;

•	the bankruptcy of Nucleo and,

•	non-compliance with certain obligations.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements—(Continued)

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

2. Regulatory framework (continued)

(d) Decree No. 764/00

Decree No. 764/00 substantially modified three regulations:

•	General Regulation of Licenses

This regulation establishes a single nationwide license for the provision of all telecommunication services to the public, including fixed-line, wireless, national and international, irrespective of whether these services are provided through telecommunications infrastructure owned by the service provider. Under the regulation, a licensee’s corporate purpose does not need to be exclusively the provision of telecommunications services. In addition, the regulation does not establish any minimum investment or coverage requirements. Broadcasting service companies may also apply for a license to provide telecommunications services. The regulation further authorizes the resale of telecommunications services subject to the receipt of a license, and there are no restrictions on participation by foreign companies.

•	Argentine Interconnection Regulation

This regulation provides for an important reduction in the reference interconnection prices in effect at the time. The regulation also increases the number of infrastructure elements and services that the dominant operator is required to provide, including interconnection at the local exchange level, billing services and unbundling of local loops. This regulation also introduces interconnection for number translation services (NTS) such as Internet, audiotext, collect calling and the implementation of number portability, all of which shall be subject to future regulations.

On January 22, 2009, the SC issued Resolution No. 8/09 through which it created a Working Commission composed by members of the SC and the CNC to prepare a draft of the Number Portability Regulation.

•	Universal Service (“SU”) Regulation

The SU regulation required entities that receive revenues from telecommunications services to contribute 1% of these revenues (net of taxes) to the Universal Service Fiduciary Fund (“the SU fund”). The regulation adopted a “pay or play” mechanism for compliance with the mandatory contribution to the SU fund. The regulation established a formula for calculating the subsidy for the provision of SU which takes into account the cost of providing this service and any foregone revenues. Additionally, the regulation created a committee responsible for the administration of the SU fund and the development of specific SU programs.

On June 8, 2007, the SC issued Resolution No. 80/07 which stipulated that until the SU Fund is effectively implemented, telecommunication service providers, such as Telecom Argentina and Personal, are required to deposit any contributions accrued since the issuance of such Resolution into a special individual account held in their name at the Banco de la Nación Argentina. CNC Resolution No. 2,713/07, issued in August 2007, established how these contributions are to be calculated.

New SU Regulation

Decree No. 558/08, published on April 4, 2008, recently caused certain changes to the SU regime.

The Decree established that the SC will assess the value of service providers’ direct program contributions in compliance with obligations promulgated by Decree No. 764/00. It will also determine the level of funding required in the SU Fund for programs pending implementation. In the same manner, in order to guarantee the continuity of certain projects, the SC was given the choice to consider as SU contributions certain other undertakings made by telecommunication services providers and compensate providers’ for these undertakings.

The new regulation established two SU categories: a) areas with uncovered or unsatisfied needs; and b) customer groups with unsatisfied needs. It also determined that the SC would have exclusive responsibility for the issuance of general and specific resolutions regarding the new regulation, as well as for its interpretation and application.

It also established that the SC will review SU programs which were established under the previous regulation, guaranteeing the continuity of those already being administered and implementing those that had been under review.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements—(Continued)

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

2. Regulatory framework (continued)

The Decree requires Telecom and Telefonica de Argentina S.A. (“Telefonica”) to extend the coverage of their fixed line networks, within their respective original region of activity, within 60 months from the effective date of publication of the Decree. The SC will determine on a case by case basis if the providers will be compensated with funds from the SU Fund.

The level of financing of SU ongoing programs established under the previous regulation will be determined by the SC, whereas telecommunications providers appointed to participate in future SU Programs will be selected by competitive bidding.

The Decree requires telecommunications service providers to contribute 1% of their revenues (from telecommunication services, net of taxes) to the SU Fund and keeps the “pay or play” mechanism for compliance with the mandatory monthly contribution to the SU Fund or, to claim the correspondent receivable, as the case may be.

Decree No. 558/08 also mandates the creation of the SU Fund and orders that it must be established within 180 days from the date of publication. Providers of telecommunications services shall act in their capacity as trustors for this fund, and shall rely on the assistance of a Technical Committee made up of seven members (two members shall be appointed by the SC, one member shall be appointed by the CNC, three members shall be appointed by the telecommunication services providers – two of which shall be appointed by Telecom and Telefonica and one by the rest of the providers – and another member will be appointed by independent local operators). This Technical Committee will be informed by the SC of the programs that will be financed and will be responsible for managing and controlling the SU Fund, carrying out technical-economic evaluations of existing projects and supervising the process of competitive bidding and adjudication of new SU programs, with the prior approval by the SC.

The Decree also requires telecommunications service providers to create, subject to the SC approval, a procedure to select the Fiduciary institution and to provide a proposed Fiduciary agreement, within 60 days from its effective date of publication. At the date of issuance of these consolidated financial statements, the Technical Committee had been created and had begun to analyze the scope of its functions and the procedures associated with them. Additionally, telecommunications service providers had already selected the Fiduciary institution and had sent the proposed Fiduciary agreement to the SC. The SC approved it in January 2009 through Resolution No. 7/09, but there is still pending resolution certain administrative matters.

On December 9, 2008, the SC issued Resolution No. 405/08 which requires telecommunication service providers to deposit into special accounts the 1% of their revenues as defined in Decree No. 558/08, without passing on any costs incurred for the provision of their services.

On January 12, 2009, the Company and Personal, filed claims before the SC objecting to the provisions of SC Resolution No. 405/08, based on the illegality of this rule, arguing that it contradicts Decree No. 558/08 because it violates the rights of both licensees to factor their compensation for the provision of the SU programs in the calculation of their investment contribution, in accordance with the “pay or play” mechanism stated in the Decree No. 558/08.

The management of the Group, with the opinion of its legal counsel, considers it has meritorious legal arguments for the claims filed against Resolution No. 405/08.

At the date of issuance of these consolidated financial statements, the SU programs are still pending approval by the SC.

On April 4, 2009, by means of SC Resolution No. 88/09, the SC created a new program denominated “Telephony and Internet for towns without provision of basic Telephone services” that will be subsidized with funds from the SU Fund. The new program seeks to provide local telephony, domestic long distance, international long distance and Internet in towns that currently do not provide basic telephone services. SC Resolution No. 88/09 specifies the methodology that licensees will have to follow for proposals to render these services in several of the 1,491 towns and 1,496 schools identified in the Annex of the Resolution. The proposed projects approved by the SC will be sent to the Technical Committee of the SU Fund so that availability of funds can be evaluated and they can be included in a bidding process provided for in Decree No. 558/08.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements—(Continued)

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

2. Regulatory framework (continued)

In Telecom

By the end of 2002, the SC formed a working group responsible for analyzing the method to be applied for measuring the net costs of SU performance –particularly, the application of the Hybrid Cost Proxy Model (the “HCPM Model”), based on the incremental cost of a theoretical network. The working group was also tasked with defining “non-monetary benefits” and determining the methodology for its calculation, in order to assess the costs that would be offset due to performance of SU obligations. The working group decided that, given the complexity of this methodology, efforts should be made to continue the initial programs independently from application of the HCPM Model, and that there was a need to carry out a comprehensive review of the present general regulations relating to SU to ensure that these regulations were operative in the near term considering the existing social needs.

Several years after the market’s liberalization and the effectiveness of the first SU regulations, these regulations have yet to be implemented. Therefore, service providers affected by these regulations have not received set-offs for providing services as required by the SU regime.

In compliance with SC Resolution No. 80/07 and CNC Resolution No. 2,713 /07, Telecom Argentina has estimated a receivable of $579 for the period initiated in July 2007 and filed its calculations for review by the regulatory authority. This receivable has not yet been recorded since it is subject to the approval of the SU programs, the review of the SC and the availability of funds in the SU Trust.

In Personal

Since January 2001, Personal has been recording a provision related to its obligation to make contributions to the SU fund. As of September 30, 2009, this provision amounts to $147. In addition, since July 2007 and in compliance with SC Resolution No. 80/07 and CNC Resolution No. 2,713/07, Personal has deposited the correspondent contributions on their respective maturity date (amounting to $57 as of September 30, 2009) into a special individual account held under their name at the Banco de la Nación Argentina; these contributions were recorded as a receivable in the caption “Other receivables” of the consolidated balance sheets.

As of January 2001, Personal, as well as the other wireless providers, had charged SU fund amounts to customers.

SC Resolution No. 99/05 required entities that derived revenues from telecommunications services to contribute 1% of these revenues to the SU fund, and prohibited billing to customers any SU amounts.

As a result, the CNC, through CNC Note No. 726/05, requested that Personal discontinue billing SU amounts to customers and reimburse all collected SU amounts plus interest (applying the same rate used for overdue invoices from customers).

Although the SC resolutions were appealed, management decided to reimburse the SU amounts which had been billed to post-paid customers from January 1, 2001 through June 28, 2005, the date on which Personal ceased billing SU amounts.

Although Personal reimbursed the SU amounts, it will not surrender its rights to consider the resolutions illegitimate and without merit.

During the first quarter of 2006, Personal fully reimbursed all previously billed SU amounts plus interest to its active post-paid customers (amounting to $15, calculated using the Banco Nacion Argentina interest rate collected by banks). In addition, as of May 2006, Personal had reimbursed the SU amounts billed to its former customers and former post-paid customers that have changed into prepaid customers (amounting to $4) and still remains pending an amount of $6 that is available for collecting.

In December 2006, the CNC issued a preliminary report regarding verification of Personal’s SU reimbursement, which indicated that Personal completed the requirement of reimbursement of the SU amounts including interest. However, the report stated that the interest rate applied differed from the rate required by the CNC; finally, on August 7, 2008, the CNC ordered Personal to adjust the reimbursement applying the same rate used for overdue invoices from customers (that is, one and a half of the Banco Nacion Argentina interest rate collected by banks).

In September 2008, Personal has rejected this claim explaining its grounds for justification of the applied interest rate. However, the management of Personal has considered the reimbursement of the interests claimed by the CNC. As a result, Personal had recorded a provision of $10. During the third quarter of 2009, Personal has begun the reimbursement to its customers (amounting to $4 as of September 30, 2009).

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements—(Continued)

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

2. Regulatory framework (continued)

(e) Regulation for the call by call selection of the providers of long-distance services

On December 28, 2001, the former Ministry of Infrastructure and Housing issued General Resolution No. 613/01 which approved a system that allows callers to select their preferred long-distance provider for each call. This call by call selection system is referred to as “SPM”.

Subsequently, as a result of the claims submitted by several carriers objecting to General Resolution No. 613/01, the Ministry of Economy issued General Resolution No. 75/03, which introduced several changes to the regulations providing for SPM. The main changes relate to the following: long-distance carriers’ freedom to provide SPM, changes in blockage modality due to delinquency, changes in the service connection modality and greater flexibility of obligations connected with service promotion and advertising. Resolution No. 75/03 also provides that origin providers, both fixed and wireless, must have their equipment and networks available to provide the SPM service on June 6, 2003. As of the date of these consolidated financial statements, this long-distance service modality is not implemented.

(f) Public telephony in penal institutions

As stated by Decree No. 690/06, in August 2007, the SC issued Resolution No. 155/07, where it approves the “Regulation for Communications that are initiated in Penal Institutions”, establishing technical requirements for the system and the telephone lines installed in penal institutions, so that all communications carried out are registered.

Such Regulation shall be in effect in the term of one year, which may be extended to a similar period, counted sixty days from the date in which the technical definitions that the CNC must issue are actually available.

At the date of issuance of these consolidated financial statements, the Company was evaluating feasible technical alternatives to implement in order to comply with this new rule.

(g) “Tax Stability” principle: impact of variations in Social Security contributions

On March 23, 2007, the SC issued Resolution No. 41/07 relating to the impact of variations in Social Security contributions occurring over the past several years.

Subsequent to November 8, 1990, there were several increases in the rates of Social Security Contributions, which were duly paid by Telecom. At the same time, and under the framework of the argentina@internet.todos Program, the Company paid, mostly during fiscal year 2000, reduced social security contribution rates.

Pursuant to Resolution No. 41/07, Telecom Argentina may offset the impact of costs borne as a result of increases in Social security contribution rates.

The Company made the required presentations to the SC of the net receivable under Resolution No. 41/07, which were subject to audits by the Regulatory Authority.

During the third quarter of 2007, the CNC performed the audits on the information given by the Company. The Company had access to documentation of the CNC’s audits, which resulted in no significant differences from the net amounts it had determined. Consequently, the Company recorded a receivable from increases in social security contributions and cancelled payables from reduction in social security contribution rates and other fines due by the Company.

At September 30, 2009, the Company has a net receivable of $67 which, in addition with the receivable of $23 corresponding to the tax on deposits to and withdrawals from bank accounts (“IDC”), is included in the caption “Other receivables” ($3 as current receivables and $87 as non-current receivables).

Since the resolution allows the Company to offset the receivables with existing and/or future regulatory duties and the intention of the Company is to exercise its offsetting rights, the receivable was recorded net of reserves. At September 30, 2009, the reserves corresponding to these regulatory duties amounted to $75.

Since December 2008, the Company has begun the billing to the customers of the increases in the rates of its social security contributions accrued from October 2008, applying the same mechanism used to bill the IDC.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements—(Continued)

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

2. Regulatory framework (continued)

(h) Rendering of fixed telephony through mobile telephony infrastructure

By SC Resolution No. 151/07, fixed telephony was granted access to particular frequency bands, with the purpose of enabling basic telephone services in rural and suburban areas to be rendered through the wireless infrastructure used for the provision of mobile telephony service. Licensees will provide such service within their respective fixed telephony service original regions. The Company has started to install fixed lines based on this technology in order to satisfy service demand in rural and suburban areas.

(i) Tariff structure of the national and international regulated fixed line services

Rate Rebalancing

The variation in revenues resulting from the Rate Rebalancing for the two-year period beginning February 1997 was determined to amount to an increase of $9.5, by means of SC Resolution No. 4,269/99.

In December 2007, the Regulatory Authority notified the Company its intention of offsetting this difference with the Resolution No. 41/07 receivables. As a consequence, during fiscal year 2007, the Company recorded a reserve on this matter on behalf of the CNC final results. In April 2009, the CNC notified the offsetting of the $9.5 Rate Rebalancing amount with the Resolution No. 41/07 receivables. So, the Company has reduced the receivable with the corresponding reserve.

Price Cap

The Price Cap was a regulation mechanism applied in order to calculate changes in Telecom tariffs, based on changes in the U.S. Consumer Price Index (“U.S. C.P.I.”) and an efficiency factor.

In August 2009, the Regulatory Bodies finalized the 1999 Price Cap audit resulting in a payable by the Company of $3.1. The Company has offset this balance with the credit resulting from SC Resolution No. 41/07, described in (g) above.

On April 6, 2000, the Argentine Government, Telefonica and Telecom Argentina signed an agreement (“Price Cap 2000”) that set the price cap efficiency factor at 6.75% (6% set by the SC and 0.75% set by Telecom Argentina and Telefonica) for the period of November 2000 to November 2001.

The 2000 Price cap audit results are still pending. Should the outcome is a payable by the Company it can be offset with the Resolution No. 41/07 receivables.

In April 2001, the Argentine Government, Telefonica and Telecom Argentina signed an agreement (“2001 Price Cap”) that set the efficiency factor for reduction of tariffs at 5.6% for the period from November 2001 to October 2002.

However, a preliminary injunction against Telecom Argentina disallowed Telecom to apply tariff increases by reference to the U.S. C.P.I. Telecom Argentina appealed this injunction arguing that if one part of the formula cannot be applied, the Price Cap system should be nullified. Finally, Public Emergency Law No. 25,561 explicitly prohibited tariff adjustments, so, at the date of issuance of these consolidated financial statements, the pesification and the freeze of the regulated tariffs are still in force. Additional information is given in Note 11.d – Other claims.

Tax on deposits to and withdrawals from bank accounts (“IDC”)

On February 6, 2003, the Ministry of Economy, through Resolution No. 72/03, defined the mechanism to allow, going forward, tariff increases on basic telephony services reflecting the impact of the IDC. The amount of tax charged must be shown separately in customers’ bills. The Company has determined the existence of a remaining unrecovered amount of approximately $23 that arose before the issuance of Resolution No. 72/03, which will be claimed within the tariff renegotiation process (see (j) below).

In April 2007, the Company provided the CNC with supporting documentation on this amount for its audit. The Company had access to documentation of the Regulatory Authority’s audits that corroborates the amounts claimed by the Company and the application of a similar offsetting mechanism pursuant to Resolution No. 41/07. Therefore, as of September 30, 2009 and December 31, 2008, the Company recorded as “Other receivable” a total of $23.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements—(Continued)

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

2. Regulatory framework (continued)

(j) Renegotiation of agreements with the Argentine Government

Telecom Argentina’s tariff scheme and procedures are detailed in the Tariff Agreement entered into by Telecom Argentina and the Argentine Government in November 1991, as amended in February 1992. Pursuant to the Tariff Agreement, all tariffs were to be calculated in US dollars and converted into Argentine pesos at the time the customer was billed using the exchange rate prevailing at that time. Under the Convertibility law that was effective until January 2002, the applicable exchange rate was $1 to US$1. Tariffs were to be adjusted twice a year in April and October based on the variation of the U.S. C.P.I. These adjustments were not applied since 2000 according to a resolution of the SC.

However, in January 2002, the Argentine Government enacted Law No. 25,561, Ley de Emergencia Pública y Reforma del Régimen Cambiario (the “Public Emergency Law”), which provided, among other aspects, for the following:

•	The pesification of tariffs;

•	The elimination of dollar or other foreign-currency adjustments and indexing provisions for tariffs;

•	The establishment of an exchange rate for dollar-denominated prices and rates of $1 =US$1; and

•	The renegotiation of the conditions of the contractual agreements entered into between privatized companies and the Argentine Government.

The Argentine Government is entitled to renegotiate these agreements based on the following criteria:

•	The overall impact of tariffs for public services on the economy and income levels;

•	Service quality and investment plans, as contractually agreed;

•	The customers’ interests and access to the services;

•	The security of the systems; and

•	The profitability of the service providers.

Decree No. 293/02, dated February 12, 2002, entrusted the Ministry of Economy with the renegotiation of the agreements. Initially, the contractual renegotiation proposals were to be submitted to the Argentine Government within 120 days after the effective date of the Decree, although this term was further extended for an additional 180-day period. Telecom Argentina filed all information as required by the Argentine Government, which included information on the impact caused by the economic crisis on the Company’s financial position and its revenues, the pre-existing mechanisms for tariff adjustments, operating costs, indebtedness, payment commitments with the Argentine Government and future and on-going investment commitments.

Furthermore, in July 2003, Decree No. 311/03 created the Unidad de Renegociación y Análisis de Contratos de Servicios Públicos (“UNIREN”), (Division for the Renegotiation and Analysis of Contracts of Public Utilities Services), a “special division” within the Ministry of Economy and the Ministry of Federal Planning, Public Investments and Services, pursuant to which the contractual relationships between the Argentine Government and the service providers were to be revised and renegotiated. In October 2003, the Argentine Government enacted Law No. 25,790 pursuant to which the original term to renegotiate the contracts was extended through December 31, 2004. As from that date, the Argentine Government enacted subsequent laws pursuant to which this term was extended through December 31, 2009.

In May 2004, the Company signed a Letter of Understanding (“LOU”) with the Argentine Government pursuant to which the Company committed not to modify the current tariff structure through December 31, 2004 and to continue with the tariff renegotiation process, which the Company expected to have concluded before December 31, 2004. The Company also committed to offer phone services to beneficiaries of governmental welfare programs and to extend internet services in the interior of the country at reduced prices.

Even though the Company fulfilled its commitments under the LOU, the Argentine Government did not make a specific offer related to the renegotiation of the tariffs at the date set in the LOU.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements—(Continued)

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

2. Regulatory framework (continued)

New Letter of Understanding with the UNIREN

On March 6, 2006, Telecom Argentina signed a new LOU (the “Letter”) with the UNIREN. Upon the fulfillment of the procedures set forth in the rules and regulations presently in effect, the Letter will provide the framework for the signing of the Acta Acuerdo de Renegociación del Contrato de Transferencia de Acciones or Minutes of Agreement of the Renegotiation of the Transfer Agreement (the “Minutes of Agreement of the Renegotiation”) approved by Decree No. 2,332/90, as stated in Section 9 of the Public Emergency Law.

The main terms and conditions of the Letter include:

•

The CNC and UNIREN have determined that Telecom Argentina satisfactorily complied with most of the requirements contemplated in the Transfer Agreement and by the regulatory framework. Isolated violations were satisfactorily remedied through fines and/or sanctions. Other matters arising in the normal course of business are still pending resolution, which was originally expected by June 30, 2006 (some of these matters are described below). Despite such expectation, the Regulatory Authority continues to analyze such open issues, the outcome of which will be disclosed when the analysis is completed;

•	Telecom Argentina’s commitments to invest in the technological development and updating of its network;

•	Telecom Argentina’s commitment to the achievement of its long-term service quality goals;

•	The signing parties’ commitment to comply with and maintain the terms set forth in the Transfer Agreement, and in the regulatory framework in effect;

•

The Argentine Government’s commitment to create an appropriate and standardized regulatory framework for telecommunications services and to give Telecom Argentina fair and equivalent treatment to that given to other telecommunications providers that shall take part in the process;

•

Telecom Argentina’s commitment and the commitment of its indirect shareholders Telecom Italia S.p.A. and W de Argentina - Inversiones S.L., to suspend for a period of 210 working days any and all claims, appeals and petitions already filed or in the process of being filed, in administrative, arbitral or judicial offices, in Argentina or in any other country, that are founded in or related to any act or measure taken after the issuance of the Public Emergency Law with respect to the Transfer Agreement and the License. The suspension will take effect after the 30th day from the end of the public hearing convened to deal with the Letter. Once the Minutes of Agreement of the Renegotiation is ratified, any and all claims, appeals and/or proceedings will be disregarded;

•	An adjustment shall be made to increase the termination charge of international incoming calls to a local area to be equivalent to international values, which are at present strongly depreciated;

•	Off-peak telephone hours corresponding to reduced tariffs shall be unified with regards to local calls, long distance domestic and international calls.

On May 18, 2006, the Letter was subject to a public hearing procedure, with the purpose of encouraging the participation of the users and the community in general, taking into consideration that the Letter’s terms and conditions will provide the framework for the signing of the Minutes of Agreement of the Renegotiation. These Minutes of Agreement of Renegotiation shall be in effect once all the requirements stipulated in the regulatory framework are complied with, which among other things, requires that a Telecom Argentina Stockholders’ Meeting be held to approve said Minutes. Both Telecom Argentina and its indirect stockholders Telecom Italia S.p.A. and W de Argentina – Inversiones S.L. have timely fulfilled the Agreement’s commitments.

At the date of issuance of these financial statements, the Company continues to await completion of the administrative steps required for the National Executive to submit to the National Congress a proposed Memorandum of Agreement for Renegotiation.

Although there can be no assurance as to the ultimate outcome of these matters, it is the opinion of the Management of the Company that the renegotiation agreement process will be satisfactorily completed.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements—(Continued)

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

2. Regulatory framework (continued)

(k) “Buy Argentine” Act

In December 2001, the Argentine Government passed Public Law No. 25,551 (“Compre Trabajo Argentino” or the “Buy Argentine” Act) and in August 2002, passed Decree No. 1,600/02 which approved and brought into effect the Compre Trabajo Argentino. The law requires Telecom Argentina to give preference to national goods and services, as defined in Public Laws No. 25,551 and No. 18,875, in any procurement related to the rendering of public telephony services (sect.1 & 2).

Preference must be given so long as the price of such goods is equal to or lesser than the price of a foreign good (including customs duties, taxes and other expenses that are linked to the nationality of goods) increased by 7% (when the Argentine offeror is a small or medium size company) or 5% (when the Argentine offeror is any other company) (sect.3).

Compre Trabajo Argentino also mandates that Telecom Argentina publish any bid for services in the Official Bulletin in order to provide any and all prospective offerors with the information necessary for them to participate. This mandatory publication requires considerable lead-time prior to the issuance of the purchase order and has had the result of extending the period needed to complete certain purchases. Non-compliance with Compre Trabajo Argentino is subject to criminal sanctions.

Public Law No. 18,875 establishes the obligation to exclusively contract services with local companies and professionals, as defined in such law. Any exception must receive the prior approval of the relevant Ministry.

In August 2004, CNC Resolution No. 2,350/04 enacted the “Procedure for the fulfillment of the Buy Argentine Act”, including the obligation for the Company to present half-year affidavits addressing the fulfillment of these rules. Non-compliance with this obligation is subject to administrative sanctions.

This regulation, thus, reduces the operating flexibility of the Company due to the time required to request bids for services and/or to obtain an approval of the relevant authority when necessary, and the higher administrative expenses derived from the obligation to present half-year affidavits.

3. Preparation of financial statements

(a) Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles used in Argentina (“Argentine GAAP”), considering the regulations of the CNV, which differ in certain significant respects from generally accepted accounting principles in the United States of America (“US GAAP”). Such differences involve methods of measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP and Regulation S-X of the Securities and Exchange Commission (“SEC”).

However, certain reclassifications and accommodations have been made to conform more closely to the form and content required by the SEC.

In March 2009, the Argentine Federation of Professional Boards of Economic Sciences (the “FACPCE”) approved Technical Resolution (“RT”) 26 “Adoption of International Financial Reporting Standards”, which will be fully effective for companies making public offering of securities (such as the Company) as from January 1, 2011. In June 2009, the FACPCE approved RT27 which provides for amendments to the existing RT for those companies not adopting IFRS. At the date of issuance of these consolidated financial statements the CNV has not yet adopted the new standards; however, the CNV has published an exposure draft on IFRS adoption which is in the consultation period. The management of the Company is analyzing the impact of these new standards on the financial statements.

(b) Basis of consolidation

These consolidated financial statements include the accounts of Telecom Argentina and its subsidiaries over which it has effective control (Personal, Nucleo, Springville, Micro Sistemas and Telecom USA).

All significant intercompany accounts and transactions have been eliminated in preparation of the consolidated financial statements.

In accordance with Argentine GAAP, the presentation of the parent company’s individual financial statements is mandatory. Consolidated financial statements are to be included as supplementary information to the individual financial statements. For the purpose of these financial statements, individual financial statements have been omitted since they are not required for SEC reporting purposes (see Note 14 for a description of certain condensed unconsolidated information).

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements—(Continued)

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

3. Preparation of financial statements (continued)

(c) Presentation of financial statements in constant Argentine Pesos

As required by the Argentine Government Decree No. 1,269/02 and CNV Resolution No. 415/02, the Company’s consolidated financial statements have been restated in constant Argentine pesos until February 28, 2003, following the method established by RT 6 of the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (“CPCECABA”).

However, on March 25, 2003, the Argentine Government reinstructed the CNV to preclude companies from presenting price-level restated financial statements. Therefore, CNV Resolution No. 441/03 resolved discontinuing inflation accounting as of March 1, 2003. The Company complied with the CNV resolution and accordingly recorded the effects of inflation until February 28, 2003. Comparative figures were also restated until that date.

In October 2003, the CPCECABA resolved to discontinue inflation accounting as of September 30, 2003. Since Argentine GAAP required companies to prepare price-level restated financial statements through September 30, 2003, the application of the CNV resolution represented a departure from Argentine GAAP. Changes in wholesale price indices for the periods indicated were as follows:

Periods	% change
January 2002 – February 2003	119.73
January 2002 – September 2003	115.03

As recommended by Argentine GAAP, the following table presents a comparison between certain condensed balance sheet and income statement information for the nine-month period ended September 30, 2009, as restated for the effects of inflation through September 30, 2003, and the corresponding reported amounts which included restatement only through February 28, 2003:

	As reported (*) (I)	As restated through September 30, 2003 (**) (II)	Effect (II) – (I)
Total assets	11,030	10,986	(44)
Total liabilities	5,927	5,911	(16)
Noncontrolling interest	79	79	—
Shareholders’ equity	5,024	4,996	(28)
Net income	1,006	1,010	4

(*)	As required by CNV resolution.
(**)	As required by Argentine GAAP.

(d) Interim financial information

The accompanying September 30, 2009 consolidated financial statements are unaudited. The interim consolidated financial statements should be read in conjunction with the audited financial statements and related footnotes. The unaudited financial statements include, in the opinion of Management of the Company, all adjustments, consisting only of normal recurring adjustments that are considered necessary for the fair presentation of the information in the financial statements. Operating results for the nine-month period ended September 30, 2009 are not necessarily indicative of results that may be expected for any future periods.

(e) Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(f) Reclassifications

Certain reclassifications of prior year information have been made to conform to the current year presentation.

(g) Statement of cash flows

The Company considers all highly liquid temporary investments with an original maturity of three months or less at the time of purchase to be cash equivalents.

The statement of cash flows has been prepared using the indirect method.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements—(Continued)

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

3. Preparation of financial statements (continued)

(h) Concentration of credit risk

The Company’s cash equivalents and investments include money market mutual funds placed with various major financial institutions with high credit ratings. The Company’s investment policy limits its credit exposure to any one issuer/obligor.

The Company’s customers include numerous corporations. The Company serves a wide range of customers, including residential customers, businesses and governmental agencies. As such, the Company’s account receivables are not subject to significant concentration of credit risk. While receivables for sales to these various customers are generally unsecured, the financial condition and creditworthiness of customers are routinely evaluated. Fixed customer lines were 3,975,000 (unaudited) at September 30, 2009 and 3,922,000 (unaudited) at September 30, 2008 and wireless customer lines, excluding prepaid lines and Internet subscribers (Argentina and Paraguay combined) were 4,557,000 (unaudited) at September 30, 2009 and 4,226,000 (unaudited) at September 30, 2008.

The Company provides for losses relating to accounts receivable. The allowance for losses is based on management’s evaluation of various factors, including the credit risk of customers and other information. While management uses the information available to make evaluations, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the evaluations. Management has considered all significant events and/or transactions that are subject to reasonable and normal methods of estimation, and the accompanying consolidated financial statements reflect that consideration.

(i) Earnings per share

The Company computes net income per common share by dividing net income for the year by the weighted average number of common shares outstanding.

4. Summary of significant accounting policies

The following is a summary of significant accounting policies followed by the Company in the preparation of the financial statements.

(a) Foreign currency translation

The financial statements of the Company’s foreign subsidiaries are translated in accordance with RT 18, “Specific Considerations for the Preparation of Financial Statements”. RT 18 establishes guidelines to classify foreign investments either as “foreign operations” or “foreign entities”. A company is to be regarded as a foreign entity if it is financially, economically and organizationally autonomous. Otherwise, a company is to be regarded as a foreign operation if its operations are integral to those of the Company. The Company’s foreign subsidiaries have been classified as foreign entities since they are financially, economically and organizationally autonomous. Accordingly, and pursuant to RT 18, financial statements of foreign entities are translated using period-end exchange rates for assets, liabilities and results of operations. Adjustments resulting from these translations are accumulated and reported as “Foreign currency translation adjustments”, a separate caption in the equity section.

(b) Revenue recognition

The Company’s principal sources of revenues by reportable segments are:

Voice, data and Internet services

•	Fixed telephone services:

Domestic services revenues consist of monthly basic fees, measured service, long-distance calls and monthly fees for additional services, including call forwarding, call waiting, three-way calling, itemized billing and voicemail.

Revenues are recognized when earned. Unbilled revenues from the billing cycle dating to the end of each month are calculated based on traffic and are accrued at the end of the month.

Basic fees are generally billed monthly in advance and are recognized when services are provided. Billed basic fees for which the related service has not yet been provided are deducted from corresponding accounts receivable. Revenues derived from other telecommunications services, principally network access, long distance and airtime usage, are recognized monthly as services are provided.

Revenues from the sale of prepaid calling cards are recognized in the month in which the traffic is used or in which the card expires, whichever happens first. Remaining unused traffic for unexpired calling cards is shown as “Deferred revenue” in accounts payable.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements—(Continued)

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

4. Summary of significant accounting policies (continued)

Revenues from installations consist primarily of amounts charged for the installation of local access lines. Installation fees are recognized at the time of installation or activation. The direct incremental cost related to installations and activations are expensed as incurred. Installation and activation costs exceed installation revenues for all periods presented. Reconnection fees charged to customers when resuming service after suspension are deferred and recognized ratably over the average life for those customers who are assessed a reconnection fee. Associated direct expenses are also deferred over the estimated customer relationship period in an amount equal to or less than the amount of deferred revenues. Reconnection revenues are higher than its associated direct expenses.

Interconnection charges represent amounts received by the Company from other local service providers and long-distance carriers for calls that are originated on their networks and transit and/or terminate on the Company’s network. Revenue is recognized as services are provided.

The revenues and related expenses associated with the sale of equipment are recognized when the products are delivered and accepted by the customers.

•	International long-distance services:

The Company provides international telecommunications service in Argentina including voice and data services and international point-to-point leased circuits.

Revenues from international long-distance service reflect payments under bilateral agreements between the Company and foreign telecommunications carriers, covering inbound international long-distance calls.

Revenues are recognized as services are provided.

•	Data transmission and Internet services:

Data and Internet revenues mainly consist of fixed monthly fees received from residential and corporate customers for data transmission (including private networks, dedicated lines, broadcasting signal transport and videoconferencing services) and Internet connectivity services (dial-up and broadband). These revenues are recognized as services are rendered.

Revenues from the sale of modems and the related sale expenses (which are generally higher than the connection fees charged to customers) are recognized when the products are delivered and accepted by the customers.

Wireless telecommunication services

The Company provides wireless telephone service throughout Argentina via cellular and PCS networks. Cellular and PCS fees consist of monthly basic fees, airtime usage charges, roaming, charges for termination of calls coming from other cellular operators (“TLRD”), calling party pays charges (“CPP”) and additional charges for value-added services, including call waiting, call forwarding, three-way calling, voicemail, short message systems (“SMS”), and for other miscellaneous cellular and PCS services. These revenues are recognized as services are rendered.

Basic fees are generally billed monthly in advance and are recognized when services are provided. Billed basic fees for which the related service has not yet been provided are deducted from corresponding accounts receivable.

Equipment sales consist principally of revenues from the sale of wireless handsets to new and existing customers and to agents and other third-party distributors. The revenues and related expenses associated with the sale of wireless handsets, which are generally higher than the prices paid by the customers, are recognized when the products are delivered and accepted by them.

Revenues from the sale of prepaid calling cards are recognized in the month in which the traffic is used or in which the card expires, whatever happens first. Remaining unused traffic for unexpired calling cards is shown as deferred revenue in current liabilities.

(c) Foreign currency transaction gains/losses

Foreign currency transaction gains and losses are included in the determination of net income or loss.

However, CNV Resolution No.398 allowed the application of CPCECABA Resolution MD No.3/02, issued in March 2002, which provides that foreign currency transaction gains or losses on or after January 6, 2002, related to foreign-currency denominated debts as of such date must be allocated to the cost of assets acquired or constructed with such financing, as long as a series of conditions and requirements established in such standard are fulfilled. The Company adopted these resolutions and allocated the costs to fixed assets accordingly.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements—(Continued)

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

4. Summary of significant accounting policies (continued)

In July 2003, the CPCECABA suspended such accounting treatment and therefore required foreign currency transaction gains and losses to be included in the determination of net income as from July 28, 2003.

The net carrying value of these capitalized costs was $59 as of September 30, 2009 and $67 as of December 31, 2008, both in the Voice, data and Internet segment.

(d) Cash and banks

Cash and banks are stated at face value.

(e) Trade accounts, other receivables and payables, in currency, arising from the sale or purchase of goods and services and financial transactions

Certain receivables and payables on the sale or purchase of goods and services, respectively, and those arising from financial transactions, are measured based on the calculation of their discounted value using the internal rate of return of such assets or liabilities at the time of initial measurement. This method is also called the “amortized cost” method and is equivalent to the face value of the receivables/payables plus the accrued interest less the collections/payments made at period-end.

As mentioned in Note 3.h, the Company provides for losses relating to doubtful accounts based on management’s evaluation of various factors.

(f) Other receivables and payables in currency not included in (e) and (g)

Other non-current receivables and non-current payables not included in (e) above and (g) below, are measured based on the calculation of their discounted value using the internal rate of return of such assets or liabilities at period-end.

Other current receivables and current payables are stated at face value.

(g) Deferred tax assets and liabilities and credits on minimum presumed income tax

Deferred tax assets and liabilities and minimum presumed income tax credits are stated at face value.

Since 2002, the Telecom Group, following the guidelines of the FACPCE, has treated the differences between the tax basis and book basis of non-monetary items for deferred income tax calculation purposes as temporary differences. Additional information on the impact of this treatment in the Company’s financial position is given in Note 10.

(h) Investments

Time deposits are valued at their cost plus accrued interest at period-end.

The Company has investments in certain government bonds. The Company has classified these securities as held-to-maturity as management has the intent and ability to hold those securities to maturity.

Mutual funds are carried at market value. Unrealized gains and losses are included in financial results, net, in the consolidated statements of income.

The 2003 Telecommunications Fund is recorded at the lower of cost or net realizable value.

(i) Inventories, net

Inventories are stated at replacement cost, which does not exceed the net realizable value. Where necessary, provision is made for obsolete, slow moving or defective inventory.

From time to time, the Management of Personal and Nucleo decide to sell wireless handsets at prices lower than their respective replacement costs. This strategy is aimed at achieving higher market penetration by reducing customer access costs while maintaining the companies’ overall wireless business profitability. As this policy is the result of management’s decision, promotional prices are not used to calculate the net realizable value of such inventories.

(j) Other assets, net

Fixed assets held for sale are stated at cost, less accumulated depreciation at the time of transfer to the held-for-sale category. All amounts have been restated for inflation as mentioned in Note 3.c. which does not exceed the estimated realizable value of such assets. Where necessary, a provision was made for the adjustment of the restated cost at realizable value.

(k) Fixed assets, net

Fixed assets received from “ENTel” have been valued at their transfer price. Subsequent additions have been valued at cost less accumulated depreciation. All amounts have been restated for inflation as mentioned in Note 3.c.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements—(Continued)

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

4. Summary of significant accounting policies (continued)

As of the date of these financial statements, the Company has received the transfer of title pertaining to substantially all of the fixed assets received from ENTel, other than 14.7% of the total transferred buildings, representing $10 of net carrying value as of September 30, 2009. Nevertheless, the Company is in complete possession of these fixed assets and operates them normally.

For fixed assets whose operating condition warrants replacement earlier than the end of the useful life assigned by the Company to its fixed asset category, the Company calculates the depreciation charge based on the adjusted remaining useful life assigned in accordance with the related asset replacement.

The cost of maintenance and repairs is charged to expense as incurred. The cost of significant renewals and improvements is added to the carrying amount of the respective assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in the statements of income.

The Company capitalizes interest on long-term construction projects. Additional information is given in Note 5.n.

Depreciation expense is calculated using the straight-line method over the estimated useful lives of the related assets, based on the rates specified below (additional information is given in Note 12):

Asset	Estimated useful life (years)
Buildings received from ENTel	35
Buildings	50
Tower and pole	15
Transmission equipment	3-20
Wireless network access	5-10
Switching equipment	5-13
Power equipment	7-15
External wiring	10-20
Computer equipment	3-5
Telephony equipment and instruments	5-10
Installations	3-10

The Company is subject to asset retirement obligations (“ARO”) associated with its cell and switch site operating leases. The Company, in most cases, has the right to renew the initial lease term. Accordingly, the Company records a liability for an ARO. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. The capitalized cost is depreciated over the estimated useful life of the related asset. Subsequent to the initial measurement, an entity should recognize changes in the ARO that result from (1) the passage of time and (2) revisions made to either the timing or amount of estimated cash flows. Changes resulting from revisions in the timing or amount of estimated cash flows should be recognized as increases or decreases in the carrying amount of the ARO and the associated capitalized retirement cost. Increases in the ARO as a result of upward revisions in undiscounted cash flow estimates should be considered new obligations and initially measured using current credit-adjusted risk-free interest rates. Any decreases in the ARO as a result of downward revisions in cash flow estimates should be treated as modifications of an existing ARO, and should be measured at the historical interest rate used to measure the initial ARO.

Fixed assets as a whole does not exceed the estimated realizable value (See 4.m below).

(l) Intangible assets, net

Intangible assets are stated at cost, less accumulated amortization. All amounts have been restated for inflation as mentioned in Note 3.c.

Intangible assets comprise the following:

•	Software obtained or developed for internal use

The Company has capitalized certain costs associated with the development of computer software for internal use. These costs are being amortized on a straight-line basis over a period ranging between 5 years and 7.5 years.

•	Debt issue costs

Expenses incurred in connection with the issuance of debt are deferred and are being amortized under the interest method over the life of the related issuances.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements—(Continued)

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

4. Summary of significant accounting policies (continued)

•	PCS license

The Company adopted RT 17, “Overall considerations for the preparation of financial statements”, on January 1, 2002. This standard prescribes the accounting treatment for both identifiable intangibles and goodwill after initial recognition. Upon adoption of this standard, amortization of indefinite life intangibles ceased. Impairment testing of these assets is now required. The Company identified Personal’s PCS licenses as indefinite life intangibles.

•	PCS and Band B of Paraguay licenses

Nucleo’s PCS and Band B licenses were amortized under the straight-line method over 10 years through fiscal year 2007. Renovation costs are being amortized in 5 years.

•	Rights of use

The Company purchases network capacity under agreements which grant the exclusive right to use a specified amount of capacity for a period of time. Acquisition costs are capitalized and amortized over the terms of the respective capacity agreements, generally 15 years.

•	Exclusivity agreements

Exclusivity agreements were entered into with certain retailers and third parties relating to the promotion of the Company’s services and products. Amounts capitalized are being amortized over the life of the agreements, which range from fiscal year 2009 to fiscal year 2028.

•	Customer relationships

Acquired in the purchase of shares of Cubecorp, it is amortized over the terms of permanence of the customers which was estimated in 15 years.

Intangible assets as a whole does not exceed the estimated realizable value (See 4.m below).

(m) Impairment of long-lived assets

The Company periodically evaluates the carrying value of its long-lived assets and certain intangible assets for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The carrying value of a long-lived asset is considered impaired by the Company when the expected cash flows, discounted and without interest cost, from such an asset, is less than its carrying value. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.

The devaluation of the Argentine peso, which occurred in January 2002, and the “pesification” of Telecom Argentina’s tariffs materially affected the Company’s financial position and results of operations, and changed the rules under which the Company operated. However, as indicated in Note 2.j., Law No. 25,561 authorized the Argentine Government to renegotiate the conditions of the contracts with the privatized companies, taking into account their profitability, among other criteria.

In this regard, the Company has made certain assumptions in the determination of its estimated cash flows to evaluate a potential impairment of its long-lived assets in relation to each operating segment. In the preparation of such estimates and in connection with the fixed-line business, the Company has considered different scenarios, some of which contemplate the modification of the current level of Telecom Argentina’s regulated tariffs which would enable Telecom Argentina to finance the technological renovation of its fixed-line network in the next years.

Based on the foregoing, the Company considered an impairment charge not to be necessary for its long-lived assets.

(n) Capital leases

Fixed asset acquisitions financed by leases are recorded at the estimated price which would have been paid on a cash basis, with the unpaid amount discounted using the internal rate of return at the moment of the initial measurement (including the purchase price option), recorded as a liability.

At September 30, 2009 the Company holds capital leases in the amount of $0.2. A summary by major class of fixed assets covered by capital leases at September 30, 2009 is as follows:

	Book value	Lease terms	Amortization period
Computer equipment	19	3 years	5 years
Accumulated depreciation	(9)

Net value	10

(o) Severance indemnities

Severance payments made to employees are expensed as incurred.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements—(Continued)

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

4. Summary of significant accounting policies (continued)

(p) Taxes payable

•	Income taxes

As per Argentinean Tax Law, the provisions for income taxes have been computed on a separate return basis (i.e., the Company does not prepare a consolidated income tax return). All income tax payments are made by the subsidiaries as required by the tax laws of the countries in which they respectively operate. The Company records income taxes using the method required by RT 17.

Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts and their respective tax bases. RT 17 also requires companies to record a valuation allowance for that component of net deferred tax assets which are not recoverable. The statutory income tax rate in Argentina was 35% for all periods presented.

Cash dividends received from a foreign subsidiary are computed on the statutory income tax rate. As per Argentinean Tax Law, income taxes paid abroad may be recognized as tax credits.

The statutory income tax rate in Paraguay was 10% for all periods presented. As per Paraguayan Tax Law, dividends paid are computed with an additional income tax rate of 5%. Additionally, when dividends are paid to foreign shareholders, there is an additional income tax rate of 15%, which is deducted from the amounts paid to the shareholders.

•	Tax on minimum presumed income

The Company is subject to a tax on minimum presumed income. This tax is supplementary to income tax. The tax is calculated by applying the effective tax rate of 1% on the tax basis of certain assets. The Company’s tax liabilities will be the higher of income tax or minimum presumed income tax. However, if the tax on minimum presumed income exceeds income tax during any fiscal year, such excess may be computed as a prepayment of any income tax excess over the tax on minimum presumed income that may arise in the next ten fiscal years.

For the nine-month period ended September 30, 2009, Telecom has estimated a provision for income taxes.

•	Turnover tax

Under Argentine tax law, the Company is subject to a tax levied on gross revenues. Rates differ depending on the jurisdiction where revenues are earned for tax purposes. Average rates were approximately 4.0% for the nine-month periods ended September 30, 2009 and 2008.

(q) Other liabilities

•	Pension benefits

Argentine laws provide for pension benefits to be paid to retired employees from government pension plans and/or privately managed fund plans to which employees may elect to contribute. Amounts payable to such plans are accounted for on an accrual basis. The Company does not sponsor any stock option plan.

Retirement liabilities shown under other liabilities represent benefits under collective bargaining agreements for employees who retire upon reaching normal retirement age, or earlier due to disability. Benefits consist of the payment of a single lump sum equal to the salary of one month for each five years of service. There is no vested benefit obligation until the occurrence of those conditions. The collective bargaining agreements do not provide for other post-retirement benefits such as life insurance, health care, and other welfare benefits. The net periodic pension costs are recognized as employees render the services necessary to earn pension benefits. Actuarial assumptions and demographic data, as applicable, were used to measure the benefit obligation as required by RT 23. The Company does not make plan contributions or maintain separate assets to fund the benefits at retirement.

•	Deferred revenue on sale of capacity

Under certain network capacity purchase agreements, the Company sells excess purchased capacity to other carriers. Revenues are deferred and recognized as services are provided.

•	Court fee

Under the out-of-court restructuring agreement (“Acuerdo Preventivo Extrajudicial” or APE), the Company was subject to a court fee of 0.25% levied on the total amount finally approved as restructured by the court. The fee is paid in up to one hundred and ten monthly installments with an annual interest rate of 6% through September 2014.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements—(Continued)

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

4. Summary of significant accounting policies (continued)

•	Legal fee

Pursuant to Law No. 26,476 - Tax Regularization Regime (“Régimen de Regularización Impositiva Ley Nº 26,476” - see Note 11.d.2 -), the Company is subject to a legal fee which shall be paid in twelve monthly consecutive installments without interest as from final judgment.

(r) Exchange of debt instruments

Argentine GAAP requires that an exchange of debt instruments with substantially different terms be considered a debt extinguishment and that the old debt instrument be derecognized. Argentine GAAP clarifies that from a debtor’s perspective, an exchange of debt instruments between, or a modification of a debt instrument by, a debtor and a creditor shall be deemed to have been accomplished with debt instruments that are substantially different if the present value of the cash flows under the terms of the new debt instrument is at least 10 percent different from the present value of the remaining cash flows under the terms of the original instrument. The new debt instrument should be initially recorded at fair value and that amount should be used to determine the debt extinguishment gain or loss to be recognized. Fair value should be determined by the present value of the future cash flows to be paid under the terms of the new debt instrument discounted at a rate commensurate with the risks of the debt instrument and time value of money. This criterion was used by Telecom Argentina to account for its respective debt restructuring in August 2005. Additional information is given in Note 8.

(s) Litigation

The Company, in the ordinary course of business, is subject to various legal proceedings. The reserve for contingencies was established considering the potential outcome of these matters and the legal counsel’s opinion.

(t) Derivatives to hedge the Company’s exposure to foreign currency and/or interest rate fluctuations

The Company has adopted the Caption No. 2 of RT 18 issued by the FACPCE, “Accounting for Derivative Instruments and Hedging Activities”, which requires the recognition of all derivative financial instruments as assets and/or liabilities at their estimated fair value, whether designated in a hedging relationship or not.

Changes in the fair value of effective cash flow hedges are recognized as a separate component of Shareholders’ equity of the balance sheet (in the item line “Foreign currency translation adjustments”) and subsequently reclassified to earnings when the hedged items affect earnings. Gains and losses from fair value hedges are recognized in earnings in the period of any changes in the fair value of the related recognized asset or liability.

Derivatives not designated or qualifying as a hedging instrument or ineffective derivatives are adjusted to fair value through earnings, being recorded in the item line “Gain (loss) on derivatives” of the statement of income’s caption “Financial results, net”.

These instruments were negotiated with institutions and corporations with significant financial capacity; therefore, the Company considered that the risk of non-compliance with the obligations agreed to by such counterparties to be minimal.

The Company does not enter into derivative contracts for speculative purposes.

As part of its hedging policy, the Telecom Group has entered into the following derivatives:

1. Foreign currency swap contracts related to Notes

During fiscal year 2005, the Company entered into foreign exchange currency swap contracts to hedge its exposure to the Euro and Japanese yen-denominated Notes fluctuations with respect to the US dollar. Considering that the Company’s cash flows generation is in Argentine pesos and the terms of the swap do not perfectly match the terms of the Euro and Japanese yen-denominated obligations, these hedges were regarded as ineffective. These swap agreements expired in October 2008.

2. Non-Deliverable Forward (“NDF”) contracts to purchase foreign currency and other derivatives

Between October 2008 and January 2009, the Company entered into several contracts to purchase a total amount of US$ 108.5 million and Yen 5,120 million, to hedge its exposure to foreign currency fluctuations with respect to its Notes. Additionally, in January 2009, the Company entered into a derivative contract (an Euro “Zero Cost Collar”) as supplementary of those contracts, to hedge its exposure to foreign currency fluctuations with respect to the Euro-denominated Notes. These contracts have expired in April 2009 and were regarded as ineffective.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements—(Continued)

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

4. Summary of significant accounting policies (continued)

3. NDF contracts to purchase foreign currency for Notes and accounts payable

The Telecom Group entered into several contracts to purchase foreign currency which main characteristics at September 30, 2009, are the following:

a) For Notes

	Currency	Amount (in million)	Average exchange rate	Date	Expiring date	Book value at September 30, 2009 assets (liabilities)
Telecom	US$	185.0	4.0295 $/US$	March/June 2009	October 2009 (*)	(31)
Personal	US$	159.1	4.1999 $/US$	March/September 2009	December 2009 – December 2010	(37)
	US$	4.1	3.445 $/US$	June 2008	December 2009	2

		348.2				(**) (66)

(*)	These contracts were liquidated in October 2009 together with the cancellation of Telecom’s Notes (see Note 17.a), generating a payment of $39.
(**)	Includes $2 in Other current receivables, $(67) in Current debt (of which $(6) corresponds to related parties, see Note 7.e) and $(1) in Non-current debt corresponding to related parties (Note 7.e).

When entering into these NDF contracts, the management objective was to reduce its exposure to foreign currency fluctuations and denominate its obligations in Argentine peso. However, as the terms of the NDF do not perfectly match the terms of the foreign currency-denominated obligations, these hedges were regarded as ineffective. Therefore, for the nine-month period ended September 30, 2009, the changes in the fair value of these hedges were recognized as a loss in the financial results as “Gain (loss) on derivatives” in an amount of $68.

b) For accounts payable

During 2008, Personal entered into several NDF contracts in order to hedge its exposure to US dollar fluctuations related to software, licenses and hardware services contract to be cancelled in US dollars.

The main terms of NDF contracts and service contracts (amounts and maturities) were the same, allowing a perfect cash flows matching between both contracts; so, the Company designated these NDF contracts as effective cash flow hedges. However, as from the second quarter of 2009, the management of the Group decided to cancel in advance these service contracts, but keeping the related NDF. By means of this, the Company had to designate these NDF as ineffective and decided to use them for Notes (see a) above). Therefore, the changes in the fair value of these NDF until the cancellation date and the subsequent changes were recognized as a gain (loss) in the item line “Financial results, net”.

Additionally, in June 2009, Personal entered into several NDF contracts amounting to US$15 million (that were cancelled at maturity), in order to hedge its exposure to US dollar fluctuations related to accounts payable. The Company designated these NDF contracts as ineffective cash flow hedges. In July 2009, Personal entered into a new contract amounting to US$5 million maturing July 2010. For the nine-month period ended September 30, 2009, the changes in the fair value of these hedges were recognized as a loss in the financial results as “Gain (loss) on derivatives” in an amount of $5 with counterpart in the item line “Accounts payable”.

(u) Vacation expenses

Vacation expenses are fully accrued in the period the employee renders services to earn such vacation.

(v) Advertising costs

Advertising costs are expensed as incurred. Advertising costs for the nine-month periods ended September 30, 2009 and 2008 are shown in Note 16.h. under the caption “Advertising”.

5. Breakdown of the main accounts

(a) Cash and banks

Cash and banks consist of the following:

	As of September 30, 2009	As of December 31, 2008
Cash	$8	$9
Banks	58	27

	$66	$36

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements—(Continued)

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

5. Breakdown of the main accounts (continued)

b) Investments

Investments consist of the following:

	As of September 30, 2009	As of December 31, 2008
Current
Time deposits (Note 16.d)	$2,016	$718
Mutual funds (Note 16.c)	43	144
Related parties (Note 7.e)	8	4
Government bonds (Note 16.c)	—	223

	$2,067	$1,089

Non current
Related parties (Note 7.e)	$14	$6
2003 Telecommunications Fund	1	1

	$15	$7

(c) Accounts receivable

Accounts receivable consist of the following:

	As of September 30, 2009	As of December 31, 2008
Current
Voice, data and Internet	$588	$538
Wireless (i)	622	602
Wireless – related parties (Note 7.e)	1	5

Subtotal	1,211	1,145
Allowance for doubtful accounts (Note 16.e)	(154)	(136)

	$1,057	$1,009

Non current
Voice, data and Internet	$—	$1
Allowance for doubtful accounts (Note 16.e)	—	(1)

	$—	$—

(i)	Includes $20 as of September 30, 2009 and $20 as of December 31, 2008 corresponding to Nucleo’s receivables.

(d) Other receivables

Other receivables consist of the following:

	As of September 30, 2009	As of December 31, 2008
Current
Prepaid expenses	$85	$65
Tax credits	68	48
SU credits (Note 2.d)	57	36
Restricted funds	9	9
Credit on SC Resolution No. 41/07 and IDC (Note 2.g and i)	3	11
Derivatives (Note 4.t)	2	22
Other	35	41

Subtotal	259	232
Regulatory contingencies (Notes 2 g and i and 16.e)	(3)	(11)
Allowance for doubtful accounts (Note 16.e)	(12)	(12)

	$244	$209

Non current
Credit on SC Resolution No. 41/07 and IDC (Note 2.g and i)	$87	$93
Prepaid expenses	20	21
Other tax credits	20	17
Restricted funds	18	15
Credit on minimum presumed income tax	7	20
Other	10	13

Subtotal	162	179
Regulatory contingencies (Notes 2 g and i and 16.e)	(72)	(75)
Allowance for doubtful accounts (Note 16.e)	(20)	(17)

	$70	$87

(e) Inventories

Inventories consist of the following:

	As of September 30, 2009	As of December 31, 2008
Wireless handsets and equipment (Note 16.f)	$292	$267
Allowance for obsolescence (Note 16.e)	(30)	(16)

	$262	$251

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements—(Continued)

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

5. Breakdown of the main accounts (continued)

(f) Other assets

Other assets consist of the following:

	As of September 30, 2009	As of December 31, 2008
Current
Fixed assets held for sale	$7	$7
Allowance for other assets (Note 16.e)	(1)	(1)

	$6	$6

Non current
Fixed assets held for sale	$6	$6
Allowance for other assets (Note 16.e)	(3)	(3)

	$3	$3

(g) Fixed assets

Fixed assets consist of the following:

	As of September 30, 2009	As of December 31, 2008
Non current
Net carrying value (Note 16.a)	$6,491	$6,207
Write-off of materials (Note 16.e)	(18)	(19)

	$6,473	$6,188

(h) Accounts payable

Accounts payable consist of the following:

	As of September 30, 2009	As of December 31, 2008
Current
Fixed assets suppliers	$700	$773
Inventories suppliers	284	157
Other assets and services suppliers	557	607

Subtotal	1,541	1,537
Deferred revenues	134	134
Related parties (Note 7.e)	64	62
Agent commissions	54	21
SU reimbursement (Note 2.d)	12	15

	$1,805	$1,769

Non current
Fixed assets suppliers – Related parties (Note 7.e)	$25	$27

(i) Salaries and social security payable

Salaries and social security payable consist of the following:

	As of September 30, 2009	As of December 31, 2008
Current
Vacation, bonuses and social security payable	$213	$193
Termination benefits	30	44

	$243	$237

Non current

Termination benefits	$80	$83

(j) Taxes payable

Taxes payable consist of the following:

	As of September 30, 2009	As of December 31, 2008
Current
Income tax, net (Note 10)	$306	$290
Tax on SU (Note 2.d)	147	122
VAT, net	55	67
Internal taxes	24	25
Turnover tax	19	47
Regulatory fees	22	22
Other	47	53

	$620	$626

Non current (Note 10)
Deferred tax liabilities	$194	$224
Law No. 26,476 Tax Regularization Regime	13	—

	$207	$224

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements—(Continued)

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

5. Breakdown of the main accounts (continued)

(k) Other liabilities

Other liabilities consist of the following:

	As of September 30, 2009	As of December 31, 2008
Current
Guarantees received	$20	$16
Deferred revenue on sale of capacity and related services	12	10
Customer loyalty programs	8	5
Capital reimbursement of Nucleo payable	7	—
Legal fee (Note 11.d.2)	5	—
Court fee	3	3
Other	14	12

	$69	$46

Non current
Deferred revenue on sale of capacity and related services	$103	$86
Asset retirement obligations	37	37
Retirement benefits	12	9
Court fee	7	11
Legal fee (Note 11.d.2)	6	—
Customer loyalty programs	2	2
Other	—	1

	$167	$146

(l) Net sales

Net sales consist of the following:

	Nine-month periods ended September 30,
	2009	2008
Voice	$2,078	$2,002
Internet	768	522
Data	197	159

Voice, data and Internet	3,043	2,683

Prepaid and post-paid	1,989	1,703
Roaming, TLRD and CPP	1,199	1,217
Value added services	1,691	1,257
Sale of handsets	548	523
Other	89	80

Wireless in Argentina	5,516	4,780

Prepaid and post-paid	209	217
Roaming, TLRD and CPP	43	67
Value added services	19	18
Sale of handsets	5	6
Internet	17	10
Other	9	8

Wireless in Paraguay	302	326

Total net sales	$8,861	$7,789

(m) Gain on equity investees

Gain on equity investees consist of the following:

	Nine-month periods ended September 30,
	2009	2008
Foreign currency translation adjustment realized on capital reimbursement of Nucleo	$13	$—

(n) Financial results, net

Financial results, net consist of the following:

	Nine-month periods ended September 30,
	2009	2008
Generated by assets
Interest income	$95	$68
Related parties (Note 7.e)	3	—
Foreign currency exchange gain	107	(1)
Holding loss on inventories (Note 16.f)	(8)	(30)
Other	3	2

Total generated by assets	$200	$39

Generated by liabilities
Interest expense	$(149)	$(151)
Less capitalized interest on fixed assets	14	16
Gain (loss) on discounting of debt and other liabilities	15	(45)
Foreign currency exchange loss	(323)	37
Gain (loss) on derivatives	(70)	(10)
Gain on derivatives – related parties (Note 7.e)	(7)	—
Other	3	2

Total generated by liabilities	$(517)	$(151)

	$(317)	$(112)

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements—(Continued)

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

5. Breakdown of the main accounts (continued)

(o) Other expenses, net

Other expenses, net consist of the following:

	Nine-month periods ended September 30,
	2009	2008
Net reversal of provisions related to Law No. 26,476 Tax Regularization Regime (Note 11.d.2)	$36	$—
Provision for contingencies (Note 16.e)	(128)	(65)
Severance payments and termination benefits	(45)	(59)
Allowance for obsolescence of inventories (Note 16.e)	(17)	(8)
Allowance for doubtful accounts and other assets (Note 16.e)	(3)	(5)
Provision for regulatory contingencies (Note 16.e)	(2)	(9)
Allowance for obsolescence of materials (Note 16.e)	(2)	(1)
Gain on sale of fixed assets and other assets	5	3
Other, net	(1)	3

	$(157)	$(141)

6. Supplementary cash flow information

The statement of cash flows has been prepared using the indirect method.

The following table reconciles the balances included as cash and banks and current investments in the balance sheet to the total amounts of cash and cash equivalents at the beginning and end of the years shown in the statements of cash flows:

	As of September 30,		As of December 31,
	2009	2008	2008	2007
Cash and banks	$66	$24	$36	$45
Current investments	2,067	1,101	1,089	947

Total as per balance sheet	$2,133	$1,125	$1,125	$992
Less:
Items not considered cash and cash equivalents
- Related parties (Note 7.e)	(1)	—	—	—
- Time deposits with maturities of more than three months	—	(98)	—	(534)
- Government bonds	—	—	(223)	—

Total cash and cash equivalents as shown in the statement of cash flows	$2,132	$1,027	$902	$458

The cash flows provided by operating activities (originated in financial transactions) are as follows:

	Nine-month periods ended September 30,
	2009	2008
Foreign currency exchange gain (loss) on cash and cash equivalents	$63	$(4)
Interest income generated by current investments	61	35
Interest income generated by accounts receivable	36	33
Collection on swap settlement	—	58

Subtotal (originated in financial transactions)	160	122
Income tax paid	(548)	(141)
Other cash flows provided by operating activities	2,711	2,363

Total cash flows provided by operating activities	$2,323	$2,344

Income taxes eliminated from operating activities components:

	Nine-month periods ended September 30,
	2009	2008
Reversal of income tax included in the statement of income	$560	$446
Income taxes paid	(548)	(141)

Total income taxes eliminated from operating activities	$(12)	$305

Changes in assets/liabilities components:

	Nine-month periods ended September 30,
	2009	2008
Net (increase) decrease in assets
Investments not considered as cash or cash equivalents	$(34)	$—
Trade accounts receivable	(141)	(63)
Other receivables	(50)	(171)
Inventories	(45)	(127)

	$(270)	$(361)

Net (decrease) increase in liabilities
Accounts payable	$37	$(6)
Salaries and social benefits payable	4	42
Taxes payable	(28)	140
Other liabilities	23	(21)
Contingencies	(12)	(32)

	$24	$123

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements—(Continued)

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

6. Supplementary cash flow information (continued)

•	Main non-cash operating transactions:

	Nine-month periods ended September 30,
	2009	2008
Credit on minimum presumed income tax offset with income taxes	$7	$222
Derivatives	42	67
Credit on income tax from cash dividends paid by foreign companies	—	12
Legal fee from Tax Regularization Regime	14	—
Capital reimbursement of Nucleo	7	—
Foreign currency translation adjustments in assets	53	101
Foreign currency translation adjustments in liabilities	(20)	(34)

•	Most significant investing activities:

Fixed assets acquisitions include:

	Nine-month periods ended September 30,
	2009	2008
Acquisition of fixed assets (Note 16.a)	$(1,122)	$(1,190)
Plus:
Cancellation of accounts payable used in prior years acquisitions	(756)	(535)
Less:
Acquisition of fixed assets through incurrence of accounts payable	746	552
Capitalized interest on fixed assets	14	16
Wireless handsets lent to customers at no cost (i)	10	3

	$(1,108)	$(1,154)

(i)	Under certain circumstances, the Company lends handsets to customers at no cost pursuant to term agreements. Handsets remain the property of the Company and customers are generally obligated to return them at the end of the respective agreements.

Intangible assets acquisitions include:

	Nine-month periods ended September 30,
	2009	2008
Acquisition of intangible assets (Note 16.b)	$(12)	$(40)
Plus:
Cancellation of accounts payable used in prior years acquisitions	(7)	(5)
Less:
Acquisition of intangible assets through incurrence of accounts payable	8	35

	$(11)	$(10)

Equity investee acquisitions include:

	Nine-month periods ended September 30,
	2009	2008
Cash paid for the acquisition of the shares of Cubecorp	$—	$(98)
Cash and cash equivalents included in the acquisition of Cubecorp	—	1

	$—	$(97)

The following table presents the cash flows from purchases, sales and maturities of securities which were not considered cash equivalents in the statement of cash flows:

	Nine-month periods ended September 30,
	2009	2008
Collection of time deposits with maturities of more than three months	$—	$436
Loan to Nortel	(7)	(4)
Acquisition of Government bonds	(227)	—
Collection of Government bonds	480	—

Total cash flows from investments not considered as cash equivalents	$246	$432

•	Financing activities components:

	Nine-month periods ended September 30,
	2009	2008
Bank overdrafts	$217	$17
Debt proceeds	133	85
Payment of Notes	(172)	(844)
Payment of bank overdrafts	(216)	—
Payment of bank loans	(95)	(73)
Payment of interest on Notes	(71)	(110)
Payment of interest on bank loans	(7)	(3)
Payment of interest on bank overdrafts	(6)	—
Cash dividends paid	(16)	(29)

Total financing activities components	$(233)	$(957)

7 - Related party transactions

(a) Controlling group

As of September 30, 2009, Nortel is the controlling shareholder of Telecom Argentina. Nortel owns all of the outstanding Class A shares and 36,832,408 Class B shares of Telecom Argentina, representing 54.74% of the total common stock of Telecom Argentina.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements—(Continued)

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

7 - Related party transactions (continued)

Nortel’s ordinary shares (67.79% of the capital stock) are owned by Sofora Telecomunicaciones S.A. (“Sofora”). As of September 30, 2009, Sofora’ s shares are owned by the Telecom Italia Group (50%) and by W de Argentina – Inversiones S.L. (50%).

In connection with these transactions, a Shareholders’ Agreement between W de Argentina - Inversiones S.L., Telecom Italia S.p.A. and Telecom Italia International N.V. for the joint management of Sofora, Nortel, Telecom and its subsidiaries was executed.

The Telecom Italia Group is the operator of Telecom Argentina.

(b) Call options acquired by Telecom Italia International N.V.

In September 2003, Telecom Italia International N.V. acquired, for an aggregate purchase price of US$60 million, two call options on W de Argentina – Inversiones S.L.’ entire interest in Sofora (jointly, “the Telecom Italia International N.V. Options”). The Telecom Italia International N.V. Options are: (i) a call option for the purchase of 48% of Sofora’s share capital, which can be exercised since December 31, 2008, and (ii) a call option on 2% of Sofora’s share capital, which can be exercised between December 31, 2008 and December 31, 2013.

The exercise of the Telecom Italia International N.V. Options is subject to the prior approval of the SC (according to SC Note No. 1,004/08, dated June 26, 2008 and to SC Note No. 2,573/08, dated December 30, 2008).

Under the Administrative File No. S01: 0147971/2007 filed by the Ministry of Economy and Public Finance recorded as “Telefónica de España, Olimpia y Otros s/Diligencia Preliminar” (DP No. 29), on December 29, 2008, the Argentine Antitrust Commission (or the “CNDC”) issued Resolution No. 123/08 resolving that until the CNDC issues its decision in the matter of Telecom Italia International N.V. Options, as provided by Law No. 25,156, the Telecom Italia Group companies “must refrain from exercising, assigning, transferring or taking any other action with respect to those purchase options”. The Telecom Italia Group filed an appeal against CNDC Resolution No. 123/08. On January 28, 2009, the CNDC, by means of Resolution No. 6/09, rejected the appeal on the grounds that the parties would keep their rights, because CNDC Resolution No. 123/08 only “implies a suspension of the terms provided in the Options purchase contract until the Regulatory Authority mentioned in Law No. 25.156” resolves on the Transaction, as mentioned in d) below. Given the appeal’s rejection, Telecom Italia Group filed a complaint with the Second National Court of Appeals for Federal Civil and Commercial Matters, requesting its review. A decision regarding said complaint is currently pending.

On March 26, 2009, the First National Court of Appeals for Federal Administrative Litigious Matters issued a precautionary measure declaring the suspension of the exercise of Telecom Italia International N.V.’s rights set forth in the purchase option contract, upon request of the company Grupo Dracma S.A., presided by Mr. Adrián Werthein, and W de Argentina- Inversiones S.L. This suspension will be effective until the SC renders a final decision regarding the validity of the legal effects that the Transaction described in d) below may cause in Argentina, or, alternatively, when a final decision is rendered regarding the underlying matter for which the precautionary measure was issued, whichever occurs first.

Telecom Argentina has been informed that W de Argentina – Inversiones S.L. filed a complaint against Telecom Italia International N.V., before the National Commercial Court of First Instance N° 8, Secretariat N° 15 of the City of Buenos Aires, with the purpose of obtaining a decree of nullity on the Telecom Italia International N.V. Options. During said proceedings, the intervening judge ordered entry of the complaint in Sofora’s stock ledger, pursuant to the terms of section 229 of the National Civil and Commercial Code of Procedure. As of the date of issuance of these consolidated financial statements, resolution of the complaint is still pending.

(c) Related parties

Related parties (as described in FACPCE RT 21) are those legal entities or individuals which are related to the indirect shareholders of the Company.

(d) Changes in the equity stocks of the indirect shareholders of Telecom Italia

On October 25, 2007, a consortium made up of Assicurazioni Generali S.p.A., Intesa San Paolo S.p.A., Mediobanca S.p.A., Sintonia S.A. (Benetton) and Telefonica, S.A. (of Spain) bought Olimpia S.p.A.’s entire stock through the Italian company Telco S.p.A., which held approximately 23.6% of Telecom Italia S.p.A.’s voting shares (the “Transaction”)”. As a consequence of additional share acquisitions in March 2008, Telco S.p.A. currently owns approximately 24.5% of Telecom Italia S.p.A.’s voting shares.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements—(Continued)

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

7 - Related party transactions (continued)

After the Transaction, since October 2007, Pirelli & C. S.p.A., its controlled subsidiaries and its related parties have ceased to be related parties of Telecom and its subsidiaries.

The Transaction has generated different opinions with respect to its impact on Argentina’s telecommunications market in light of the Law for Defense of the Competition (Ley de Defensa de la Competencia or “LDC”) and the existing regulatory framework.

Consequently, the Transaction required the intervention of the CNDC and the SC.

On January 9, 2009, the CNDC issued Resolution No. 4/09, in which it ruled that the companies involved in the Transaction must comply with the provisions of section 8 of the LDC. Among other matters, this resolution stated that until the Commission issues a resolution pursuant to the LDC with respect to the Transaction, the purchasers shall abstain from exercising – directly or indirectly – their political rights as direct or indirect shareholders of Telecom Italia S.p.A., Telco S.p.A., Olimpia S.p.A., Telecom Italia International N.V., Sofora, Nortel, Telecom and its controlled companies and ordered the directors and members of the Supervisory Committee of Telecom, Personal, Sofora and Nortel and their respective subsidiaries located in the Republic of Argentina, appointed by the request of Telecom Italia S.p.A. or Telecom Italia International N.V., to abstain from taking any action contrary to the provisions of CNDC Resolution No. 04/09.

On March 30, 2009, the CNDC issued Resolution No. 43/09, designating two Observers until April 30, 2009 charged with verifying that directors and members of the Supervisory Committee appointed by the request of Telecom Italia S.p.A. or Telecom Italia International N.V. to Sofora, Nortel, Telecom Argentina, Telecom Personal and their respective subsidiaries located in Argentina comply with terms of CNDC Resolution No. 04/09. On May 6, 2009, through Resolution No. 62/09, the CNDC ordered that these same Observers carry out identical functions as those established in Resolution No. 43/09 through June 22, 2009, which was the final date.

Additionally, on April 3, 2009, the CNDC issued Resolution No. 44/09 resolving the following:

•

Telecom Italia S.p.A. and Telecom Italia International N.V., their attorneys-in-fact, officers and directors, and the attorneys-in-fact, officers and directors of their direct and indirect shareholders and the directors and members of the Supervisory Committee appointed at the request of Telecom Italia S.p.A. or Telecom Italia Internacional N.V. at Sofora, Nortel, Telecom Argentina, Personal, Micro Sistemas and Cubecorp Argentina S.A. should have refrained and shall refrain from taking any actions which involved or may involve in the future, directly or indirectly, the exercise of voting rights -exclusively-, or from deciding or giving instructions for the exercise of voting rights;

•

Sofora, Nortel, Telecom, Personal, Micro Sistemas and Cubecorp Argentina S.A. must revoke and retract all decisions passed by the Board of Directors, Committees, Supervisory Committees, Attorneys-in-fact or Managers, or those holding similar positions, which implied the exercise of voting rights since January 9, 2009 (the date on which the CNDC passed Resolution No. 04/09);

•	the Observers, appointed under CNDC Resolution No. 43/2009 must appear at the mentioned companies to verify compliance with CNDC Resolution No. 44/09.

CNDC Resolutions No. 43/09 and 44/09 were appealed before the CNDC, but that Commission rejected said appeals. Therefore, Telecom Argentina, among others, filed a complaint (“recurso de queja”) with the Second National Court of Appeals for Federal Civil and Commercial Matters seeking to overturn this rejection. The court reviewed said appeal and declared it moot because the term of the Observers’ appointment had ended. Therefore, the court dismissed the appeal against CNDC Resolution No. 43/09.

In addition, Telecom Italia S.p.A. and Telecom Italia International N.V. requested a precautionary measure for the suspension of Resolution No. 44/09 until a decision is reached in connection with their motion to reconsider rejection of an appeal against such resolution. On April 24, 2009, the Second National Court of Appeals for Federal Civil and Commercial Matters decided that “it is reasonable to temporarily suspend any discussion of matters relating to the Shareholder Meetings of the Telecom Group at Sofora and Nortel’s Board of Directors meetings, and to temporarily suspend Telecom and Nortel’s Ordinary and Extraordinary Shareholder Meetings until the Court renders a decision regarding the precautionary measure herein requested”.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements—(Continued)

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

7 - Related party transactions (continued)

On May 27, 2009, the CNDC issued Resolution No. 64/09 resolving to order the Board of Directors of Telecom Argentina S.A.: (i) the immediate reestablishment of the Steering Committee that had been previously dissolved; (ii) to revoke the previous unification of the roles of the General Directors (of Corporate Matters and of Operations) into a position of Chief Executive Officer and its designation, thereby restoring the roles prior to this unification and (iii) the revocation of the changes made to the internal authorization regime and of any other decision adopted which implied the exercise of voting rights since the issuance of Resolution No. 4/09 on January 9, 2009. In this regard, Telecom’ s Chairman called a Meeting of the Board of Directors to be held on June 12, 2009, which included an item in the agenda regarding “Consideration of Resolution No. 64/09 of the CNDC and measures to be adopted, if applicable”. However, on June 11, 2009, Telecom Argentina was notified of a precautionary measure issued by the Second National Court of Appeals for Federal Civil and Commercial Matters following the request of Telecom Italia S.p.A. and Telecom Italia International N.V., pursuant to which Telecom Argentina was ordered to abstain from considering, in the Meeting of the Board of Directors to be held on June 12, 2009, the item of the agenda related to the consideration of Resolution No. 64/09 of the CNDC.

On July 13, 2009, Telecom was notified of CNDC Resolutions No. 80/09 and 81/09 granting the appeals timely filed against CNDC Resolutions No. 64/09 and 62/09, respectively, by, among others, Telecom and certain of its directors and members of the Supervisory Committee. The appeal against CNDC Resolution No. 62/09 was abandoned by the petitioners on October 1, 2009, since the term of the Observers’ appointment prescribed by the CNDC expired and said decision was moot. In October 2009, the National Court of Appeals for Criminal Economic Matters, Courtroom A, reached a decision regarding the appeal against CNDC Resolution No. 64/09. The court ruled that said resolution was null as discussed below.

On July 23, 2009, and in accordance with the provisions of Section 16 of the LDC, the SC issued “a report and reasoned opinion” to the CNDC, concluding that the Transaction, to which Telecom is not a party, “violates the regulatory framework for telecommunications”. This report can be reviewed at www.secom.gov.ar. On September 22, 2009, Telecom and Personal separately filed challenges to this report.

On July 27, 2009, the Second National Court of Appeals for Federal Civil and Commercial Matters accepted the complaint filed by Telecom Italia S.p.A. and Telecom Italia International N.V. against CNDC Resolution No. 44/09, granting the appeal requested by the petitioners, though the grant of this appeal did not suspend the effects of Resolution No. 44/09. In addition, the court accepted the request for a precautionary measure, suspending CNDC Resolution No. 44/09.

On July 29, 2009, Telecom was notified of another decision passed by the Second National Court of Appeals for Federal Civil and Commercial Matters accepting the complaint filed by Sofora, Nortel, Telecom, Personal and some of their directors and members of the Supervisory Committee, in connection with the appeal filed against CNDC Resolution No. 44/09, with the same terms as described above.

As a result of this court’s decision, Telecom’s Board of Directors called an Ordinary and Extraordinary Shareholders’ Meeting to be held on September 9, 2009, in order to consider the matters set forth in the Agenda for the meeting which had been temporarily suspended.

On August 31, 2009, Telecom was notified of the resolution issued by the National Court of First Instance for Federal Administrative, Litigious Matters N° 6, Secretariat N° 11, in the matters “W de Argentina Inversiones SL c/ Telecom Italia S.p.A. y Otro s/Medida Cautelar (Autónoma), (File. No. 2,429/2009), ruling, as follows: “ …the legal relationship in existence prior to the change in share ownership and currently under SC and CNDC examination shall be maintained. In addition, the defendants (Telecom Italia S.p.A. and Telecom Italia International N.V.), as part of the shareholders agreement and the call option agreement, shall abstain from executing any legal act related to said agreements, including the exercise, cession, or disposal of rights arising from the call option agreement. The issued precautionary measure includes the suspension of defendants’ voting rights and the suspension of the performance of the duties of certain directors mentioned by the plaintiff… [referring to the directors appointed at the request of Telecom Italia in Sofora, Nortel, Telecom, Personal and Cubecorp]… until a final decision is issued in the corresponding judicial process”. On September 2, 2009, Telecom was notified of a clarifying decision to the above-mentioned precautionary measure stating that said suspension of the performance of certain directors’ duties “…also implies that they shall not count towards the quorum in Board meetings…”.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements—(Continued)

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

7 - Related party transactions (continued)

Telecom filed an appeal against the resolutions mentioned in the preceding paragraph. The appeal was granted, though the grant of this appeal did not suspend the effects of said resolutions. A decision of this appeal by this court’s appellate body is currently pending.

On September 1, 2009, Telecom was notified by the CNDC of Resolution No. 483/09 of the Commerce of the Interior Secretariat (“SCI”), which itself attached a copy of CNDC Opinion No. 744 and encompasses the conclusions of this CNDC Opinion. This resolution takes the following steps, among others:

(i)	Orders that the effectiveness of the Transaction shall be subordinated to the effective and irrevocable compliance with an order for divestment of the total shares that Telecom Italia S.p.A. possesses, either directly or indirectly, in Sofora. The resolution also orders Telecom Italia S.p.A. to divest all the assets and the totality of the rights which it could have over Sofora and its controlled companies, including the Telecom Italia International N.V. Options;

(ii)	Grants the CNDC powers to fix, within a maximum of sixty days, the guidelines for divestment, and advises that said divestment be carried out in a maximum period of one year; and

(iii)	Requires that, once the disinvestment process has been completed, the CNDC shall submit an opinion to the SCI, so that the SCI may issue a final resolution about the Transaction.

On September 3, 2009, the Second National Court of Appeals for Federal Civil and Commercial Matters notified Telecom of a new resolution issued in relation to the matter “Telecom Italia S.p.A. y Otro s/Recurso de Queja por Recurso Directo Denegado”. This court considered that the abovementioned precautionary measure adopted by the National Court of First Instance for Federal Administrative, Litigious Matters No. 6, Secretariat No. 11 conflicts with its own decision that the directors and members of the Supervisory Committee appointed at the request of Telecom Italia “were to recover all the powers granted to them by Law No. 19,550 and bylaws of the companies”. As a result and considering that “there existed a true and imminent risk that decisions could be adopted without the intervention of the owners of 50% of Sofora Telecomunicaciones’ shares and that the effects produced by this measure fact could not be reversed,” the court decided to suspend Telecom’s Ordinary and Extraordinary Annual Shareholders Meeting originally convened for September 9, 2009, as well as the meeting of the Board of Directors scheduled to take place after said Meeting.

Also, on September 3, 2009, Telecom Argentina was notified of another resolution issued by the Second National Court of Appeals for Federal Civil and Commercial Matters to complement the decision described in the preceding paragraph. The court suspended the Board meeting convened by Telecom’s Vice President for September 3, 2009, reiterating as reason for this suspension the arguments of its aforementioned decision and adding that a prior request to Telecom Argentina’s President had not been made, as prescribed in section 267 of Law No. 19,550. On that point, the court commented that “it should be noted that, in accordance with section 267 of Law No. 19,550 the Board of Directors’ meeting requested by a director shall be convened, as a rule, by the president of the company. This measure, at first sight, does not seem to have been fulfilled in this case, since the meeting was convened by the Vice President of Telecom Argentina S.A. and the ‘legal impediment’ that has been mentioned… has not been explicitly fulfilled… Although the rule allows that any director may call a meeting, there is no record whatsoever of a prior request being made to the President of Telecom Argentina as is required by law.”

On October 10, 2009, a similar situation occurred, when the Second National Court of Appeals for Federal Civil and Commercial Matters again suspended a meeting to be held by Telecom’s Board of Directors that the Vice President attempted to convene for October 13, 2009. The court decided to suspend said meeting on the same grounds expressed in the above-mentioned resolution dated September 3, 2009.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements—(Continued)

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

7 - Related party transactions (continued)

On October 21, 2009, the National Court of Appeals for Criminal Economic Matters, Courtroom A, resolved the appeal against CNDC Resolution No. 64/09 which had been filed, among others, by Telecom and some of its directors. The court ruled said resolution to be null, holding that the CNDC was not entitled to issue precautionary measures such as those ordered by Resolution No. 64/09. The court reasoned that these orders imply the “exercise of a judicial function by an entity subordinated to the Executive Power, which is against Article 109 of the National Constitution”.

Additional information on the Transaction and its consequences can be reviewed at www.cnv.gov.ar (section “Autopista de Información Financiera”) and at www.sec.gov.

(e) Balances and transactions with related parties

The Company has transactions in the normal course of business with certain related parties. For the periods presented, the Company has not conducted any transactions with executive officers and/or persons related to them. Those balances and transactions are less than $1; therefore they are not shown due to rounding.

The following is a summary of the balances and transactions with related parties as of September 30, 2009 and December 31, 2008 and for the nine-month periods ended September 30, 2009 and 2008:

	As of September 30, 2009	As of December 31, 2008
Investments
Nortel (Note 16.d)	$1	$—
Standard Bank S.A. (Note 16.d) (a)	7	—
Standard Bank S.A. (Note 16.c) (a)	—	4

	$8	$4

Accounts receivable
TIM Celular S.A. (b)	$—	$2
Telecom Italia S.p.A. (b)	—	3
Standard Bank S.A. (a)	1	$—

	$1	$5

Non-current investments
Nortel (Note 16.d)	$14	$6

	$14	$6

Current accounts payable:
Telecom Italia Sparkle S.p.A. (b)	$26	$12
Telecom Italia S.p.A. (b)	14	2
Latin American Nautilus Ltd. (b)	11	3
Latin American Nautilus USA Inc. (b)	5	1
Latin American Nautilus Argentina S.A. (b)	3	4
Etec S.A. (b)	2	1
TIM Celular S.A. (b)	1	1
Italtel Argentina S.A. (b) (c)	—	37
Caja de Seguros S.A. (a)	1	—
La Caja Aseguradora de Riesgos del Trabajo ART S.A. (a)	1	1

	$64	$62

Current debt
Standard Bank S.A. (a)	$6	$—

	$6	$—

Non-current accounts payable:
Telecom Italia Sparkle S.p.A. (b)	$23	$24
Latin American Nautilus Argentina S.A. (b)	2	2
Latin American Nautilus USA Inc. (b)	—	1

	$25	$27

Non-current debt
Standard Bank S.A. (a)	$1	$—

	$1	$—

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements—(Continued)

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

7 - Related party transactions (continued)

		Nine-month periods ended September 30,
	Transaction description	2009	2008
Services rendered:
TIM Celular S.A. (b)	Roaming	$9	$10
Telecom Italia Sparkle S.p.A. (b)	International inbound calls	7	4
Telecom Italia S.p.A. (b)	Roaming	6	4
Entel S.A. (Bolivia) (b) (d)	International inbound calls	—	1
Caja de Seguros S.A. (a)	Other	1	—
Standard Bank (a)	Usage of fixed telephony	5	4
Standard Bank (a)	Interest	2	—
Standard Bank (a)	Loss on derivatives	(7)	—
Nortel	Interest	1	—

Total services rendered		$24	$23

Services received:
Telecom Italia Sparkle S.p.A. (b)	International outbound calls and data	$(50)	$(28)
Telecom Italia S.p.A. (b)	Fees for services and roaming	(18)	(14)
TIM Celular S.A. (b)	Roaming and Maintenance, materials and supplies	(5)	(4)
Etec S.A. (b)	International outbound calls	(5)	(3)
Latin American Nautilus USA Inc. (b)	International outbound calls	(4)	(1)
Latin American Nautilus Argentina S.A. (b)	International outbound calls	(3)	(2)
Entel S.A. (Bolivia) (b) (d)	International outbound calls	—	(1)
Italtel Argentina S.A. (b) (c)	Maintenance, materials and supplies	—	(4)
La Caja Aseguradora de Riesgos del Trabajo ART S.A. (a)	Salaries and social security	(9)	(7)
Caja de Seguros S.A. (a)	Insurance	(3)	(1)
La Estrella Compañía de Seguros S.A. (a)	Insurance	(1)	(1)

Total services received		$(98)	$(66)

Purchases of fixed assets/intangible assets:
Latin American Nautilus Ltd. (b)		$11	$4
Telecom Italia S.p,A. (b)		1	2
Latin American Nautilus Argentina S.A. (b)		1	2
Latin American Nautilus USA Inc. (b)		—	1
Telecom Italia Sparkle S.p.A. (b)		—	33
Italtel Argentina S.A. (b) (c)		—	88

Total fixed assets and intangible assets		$13	$130

(a)	Such companies relate to W de Argentina - Inversiones S.L.
(b)	Such companies relate to Telecom Italia Group.
(c)	This company is no longer related party at December 2008.
(d)	This entity is no longer related party at April 2008.

The transactions discussed above were made on terms no less favorable to the Company than would have been obtained from unaffiliated third parties. The Board of Directors approved transactions representing more than 1% of the total shareholders equity of the Company, after being approved by the Audit Committee in compliance with Decree No. 677/01.

(f) Dividends payable of Nucleo

On April 14, 2009, as approved by the Shareholders’ Ordinary Meeting held on March 25, 2009, Nucleo paid a cash dividend in an amount in Guaranies equivalent to $36, corresponding $20 to Personal and $16 to the minority shareholders.

(g) Merger of Cubecorp

In July 2008, Telecom Argentina acquired 100% of the shares of Cubecorp for approximately $98. With this acquisition, Telecom strengthens its Data Center services, as the Data Center acquired is equipped with world class infrastructure, which permits to offer clients with high reliability, availability and scalability customized to their needs.

The Board of Directors of Telecom and Cubecorp held on September 10, 2008, and October 7, 2008, respectively, approved a Preliminary Agreement of Merger, by which Telecom would merge Cubecorp, effective January 1st, 2009.

In March 2009, the Board of Directors of Cubecorp and Telecom approved the Merger Agreement, by which both companies would merge (subject to the approval of the CNV and to the approval of the Shareholders’ Meetings of Cubecorp and the Company), being the Company the continuing company and Cubecorp the dissolved without liquidation company. The CNV determined no legal or accounting observations for the merger and ordered the publication of the Merger Agreement in the BCBA’s Daily Bulletin and in the CNV’s website (www.cnv.gov.ar, section “Autopista de Información Financiera”).

The Shareholders’ Meeting of Cubecorp held on March 19, 2009, approved the merger, the corresponding financial statements and the dissolution without liquidation of Cubecorp as provided by Law No. 19,550 section 94 art. 7. The merger had effect since January 1st, 2009, when the Company assumed the rendering of Cubecorp’s services.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements—(Continued)

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

7 - Related party transactions (continued)

The Shareholders’ Meeting of Telecom, which in its Agenda was to consider all the documents of the merger, was first dated April 28, 2009 and subsequently dated September 9, 2009, but both times was provisionally suspended by resolutions of the Court of Appeals in Commercial Matters No. 2 in the file recorded as “Telecom Italia S.p.A. y Otro s/Recurso de Queja por Rec. Denegado”, as described in d) above.

The relevance of the merger in the shareholders’ equity, in accordance with the results of the Merger Special Consolidated Balance Sheet of Cubecorp and Telecom prepared as of December 31, 2008, with effect as from the first hour of January 1st, 2009, was the following:

	Telecom	Cubecorp	Elimination	Merged balance sheet
Current assets	1,141	10	(6)	1,145
Non-current investments – Cubecorp	64	—	(64)	—
Other non-current assets	5,888	69	—	5,957

Total assets	7,093	79	(70)	7,102

Current liabilities	2,391	5	(6)	2,390
Non-current liabilities	682	10	—	692

Total liabilities	3,073	15	(6)	3,082
Shareholders’ equity	4,020	64	(64)	4,020

Total liabilities and shareholders’ equity	7,093	79	(70)	7,102

(h) Acquisition of Springville

In April 2009, Personal acquired the shares of the Uruguayan company Springville for an amount of Uruguayan pesos 237,180, equivalent to US$9,892. At September 30, 2009, Springville has not carried out any operations. It was acquired by Personal for the purposes of rendering resale services relating to telecommunications in Uruguay.

(i) Nucleo’s voluntary capital reduction

On June 5, 2009, Nucleo’s General Extraordinary Shareholders’ Meeting approved the voluntary capital reduction in an amount of Guaranies 24,800 million (equivalent to $20), which was reimbursed to the shareholders in October 2009, cancelling 2,480 ordinary shares (1,674 corresponding to Personal). This reduction resulted in a gain of $13 included in the item line “Gain on equity investees” corresponding to the realization of the foreign currency translation adjustments originally included in the item line “Foreign currency translation adjustments” in the Shareholders’ equity.

8 – Debt

8.1. Short-term and long-term debt

As of September 30, 2009 and December 31, 2008, the Company’s short-term and long-term debt comprises the following:

	As of September 30, 2009	As of December 31, 2008
Short-term debt:
- Principal:
Notes	$1,291	$1,255
Bank loans	71	89
Bank overdrafts	1	—

Subtotal	1,363	1,344
- Accrued interest	60	20
- Derivatives	67	—
- Effect on discounting of debt	(2)	(9)

Total short-term debt	$1,488	$1,355

Long-term debt:
- Principal:
Notes	$734	$688
Bank loans	67	—
Derivatives	1	—

Total long-term debt	$802	$688

Total debt	$2,290	$2,043

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements—(Continued)

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

8 – Debt (continued)

The following table segregates the Telecom Group’s debt by company as of September 30, 2009:

	Telecom	Personal	Nucleo	Consolidated as of September 30, 2009	Consolidated as of December 31, 2008
• Principal	1,291	735	138	2,164	2,032
• Accrued interest	39	17	4	60	20

Subtotal	1,330	752	142	2,224	2,052
• Derivatives	31	37	—	68	—
• Effect on discounting of debt	(2)	—	—	(2)	(9)

Total debt	1,359	789	142	2,290	2,043

• Short-term debt	1,359	54	75	1,488	1,355
• Long-term debt	—	735	67	802	688

8.2. Debt of Telecom Argentina

In August 2005, Telecom Argentina issued Notes in compliance with the terms of the debt restructuring APE. The following table shows the main characteristics of the outstanding series of Notes as of September 30, 2009:

Series	Class	Nominal value (in million)	Outstanding nominal value (in million)	Outstanding debt	Interest rate (“Step-up”)	Maturity date	Book value at September 30, 2009 (in million of $)					Fair value as of September 30, 2009
							Principal	Accrued interest	Total nominal value	Gain on discounting of debt	Total
Listed
A-1	1	US$ 98	US$ 98	US$ 37	8.00%	Oct 2014	141	5	146	—	146	143
A-1	2	Euro 493	Euro 396	Euro 149	6.89%	Oct 2014	839	27	866	(1)	865	839

							980	32	1,012	(1)	1,011	982

Unlisted
A-2	1	US$ 7	US$ 7	US$ 3	8.00%	Oct 2014	11	—	11	—	11	11
A-2	2	Euro 41	Euro 41	Euro 15	6.89%	Oct 2014	87	3	90	—	90	87
A-2	3	Yen 12,328	Yen 12,328	Yen 4,645	3.69%	Oct 2014	199	4	203	(1)	202	196
A-2	4	$26	$26	(*) $14	3.42%	Oct 2014	14	—	14	—	14	14

							311	7	318	(1)	317	(**) 308

							1,291	39	1,330	(2)	1,328	1,290

(*)	The outstanding debt includes the CER adjustment.
(**)	Corresponds to the estimates made by the Company considering the fair value of the Listed Notes.

As from the issuance of the Notes through April 15, 2009, the Company had made principal prepayments (mandatory and, sometimes, optional), which prepaid all principal amortization payments originally scheduled up to October 2011 and the 48.75% of the principal amortization payment scheduled to be paid on April 15, 2012. By means of this, since the issuance date of the notes, the Company has cancelled 62.32075% of Series A Notes and 100% of Series B Notes (issued by US$999 million). On October 15, 2009, the Company prepaid the remaining 37.67925% of the Series A outstanding nominal value, together with the payment of interest (see Note 17.a).

Measurement of the Notes

The new debt was initially recorded at fair value. Fair value was determined as the present value of the future cash flows to be paid under the terms of the new debt instruments discounted at a rate commensurate with the risks of the debt instrument and time value of money at the time of the debt restructuring (August 2005). Based on the opinion of an external financial expert, the estimated payments of the restructured debt have been discounted to its present value (at each measurement date) using the August 31, 2005 discount rate of (i) 10.5% for the dollar nominated notes; (ii) 9.2% for the euro nominated notes and (iii) 7.3% for the Japanese yen nominated notes (all tax-free rates for the noteholders, as applicable).

Rating

	Standard & Poor’s International Ratings LLC, Argentine branch		Fitch Ratings
	International scale	Local scale	International scale	Local scale
Date of issuance	B-	BBB-	B-	BBB-
September 30, 2009	B-	AA-	B	AA-

Covenants

Mandatory prepayments

If the Company generates “Excess Cash” as contractually defined and calculated, such Excess Cash generally will be applied on a semi-annual basis to make payments on the remaining scheduled installments of the debt instruments in its direct order of maturity.

Excess cash was measured semi-annually based on the consolidated financial statements of the Company (excluding Personal and Nucleo) as of June 30 and December 31 of each year, and any excess cash should be applied no later than the due date of the scheduled amortization payments immediately subsequent to each June 30 or December 31, respectively. Based on the June 30, 2009 financial statements, the Company had determined an “excess cash” of $935. Consequently, with this “excess cash” and a voluntary prepayment, the Company fully prepaid its Notes on October 15, 2009 (see Note 17.a).

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements—(Continued)

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

8 – Debt (continued)

Negative covenants and events of default

As described in Note 17.a) on October 15, 2009, the Company fully prepaid its Notes; by means of this, any negative covenants and events of default related to the Notes, included in the Indenture (for more details see the Company’s previous consolidated financial statements), were terminated at the date of issuance of these consolidated financial statements.

8.3. Restructured debt of the subsidiaries

(a) Personal

1. Notes

On December 22, 2005, Personal used the proceeds of the issuance of new notes (as further described below) and bank loans together with available cash to fully settle the outstanding indebtedness which had been restructured back in November 2004. Personal’s objective was to improve its debt profile, by modifying its interest rates.

The Shareholders Meeting of Personal authorized the Board of Directors to determine the terms and conditions of the issue, including but not limited to, amount, price, interest rate and denomination of the notes.

The following table shows the outstanding series of Notes as of September 30, 2009:

	Nominal value (in millions)		Outstanding nominal value (in millions)		Term in years	Maturity date	Annual rate %	Book value as of September 30, 2009 (in million of $)				Fair value as of September 30, 2009
Series								Principal	Accrued interest	Issue discount and underwriting fees	Total
3	US	$240	US$	191	5	December 2010	9.25	735	17	(1)	751	785

							Total	735	17	(1)	751	785

Rating

	Standard & Poor’s International Ratings LLC, Argentine branch		Fitch Ratings
	International scale	Local scale	International scale	Local scale
Date of issuance	B-	BBB-	B-	BBB-
September 30, 2009	B-	AA-	B	AA-
October 22, 2009	B-	AA	B	AA-

2. Covenants

The terms and conditions of Personal’s Notes require that Personal comply with various covenants, including:

•	in the case of a change of control, Personal shall make an offer to redeem all outstanding notes, as described in the Indenture;

•

if at any time the Leverage Ratio (total outstanding indebtedness / consolidated EBITDA for the most recently completed period of four consecutive fiscal quarters) is in excess of 3.00 to 1.00 and Personal makes any payment of dividends, the rate of interest accruing on the notes shall increase by 0.5% per annum.

3. Negative covenants

The terms and conditions of Personal’s Notes require that Personal comply with various negative covenants, including limitations on:

a)	Incurrence and/or assumption of, and/or permitting to exist in Personal or its subsidiaries (as defined in the relevant debt instruments), any liens on the respective properties, assets or income for the purpose of securing any indebtedness of any person, except for certain permitted liens;

b)	Incurrence of and/or permitting any restricted subsidiaries to incur any indebtedness unless on the date of the incurrence of such indebtedness, after giving effect to such incurrence and the receipt and application of the proceeds therefrom, the Leverage Ratio does not exceed 3.00 to 1.00;

c)	Permitting any of its subsidiaries to, directly or indirectly, enter into, renew or extend any transaction or arrangement including the purchase, sale, lease or exchange of property or assets, or the rendering of any service, with any holder of 10% or more of the capital stock of Personal, except upon terms not less favorable to Personal or such subsidiary than those that could be obtained in a comparable arm’s-length transaction with a person that is not an affiliate of Personal;

d)	The sale of certain assets with some exceptions, i.e. a minimum 75% of consideration received should be in cash or cash equivalents;

e)	Sale and leaseback transactions;

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements—(Continued)

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

8 – Debt (continued)

f)	Personal will not merge into or consolidate with any person or sell, assign, transfer or otherwise convey or dispose of all or substantially all of its assets, except for certain permitted conditions.

4. Events of default

The terms and conditions of Personal’s Notes provide for certain events of default as follows:

a)	Failure to pay principal or interest;

b)	Cross-default provisions, such as failure to pay principal or interest on any other outstanding indebtedness of Personal or its subsidiaries, which equals or exceeds an aggregate amount of US$ 20 million and shall continue after the grace period;

c)	Any final judgment against Personal or its subsidiaries providing for the payment of an aggregate amount exceeding US$ 20 million;

d)	Any voluntary petition for bankruptcy by Personal or its subsidiaries, special bankruptcy proceedings or out-of-court reorganization agreements and,

e)	Any event or condition which results in the revocation or loss of the licenses held by either Personal and/or any of its subsidiaries which would materially affect the entities’ business operations, their financial condition and results of operations.

Provided any of the events of default occurs, the creditors are entitled, at their option, to declare the principal amount of the relevant debt instrument to be due and payable.

(b) Nucleo

Debt in foreign currency (US$)

During fiscal year 2006, Nucleo entered into new loans with banks with operations in Paraguay for a total amount of US$ 9.5 million. During fiscal year 2009, Nucleo has cancelled the remaining US$ 1.6 million (equivalent to $5).

Debt in local currency (Guaranies)

The following table shows the outstanding loans and the main terms as of September 30, 2009:

Nominal value (in million of Guaranies)	Amortization term	Payment of interest	Book value (in million of $)
74,800	2 years	Semi-annual	60
46,000	1 year	Quarterly + 9 months	36
32,000	2 years	Four-monthly	25
15,400	2 years	Quarterly + amortization due	12
7,000	2 years	Quarterly	5

175,200			138

The average annual rate of these loans is 9.78% in Guaranies.

9 – Shareholders’ equity

(a) Common stock

At September 30, 2009, the Company had 502,034,299 authorized, issued and outstanding shares of $1 par value Class A Common Stock (51% of the total capital stock), 440,910,912 shares of $1 par value Class B Common Stock (44.79% of the total capital stock) and 41,435,767 shares of $1 par value Class C Common Stock (4.21% of the total capital stock – see c below). Common stockholders are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders.

The Company’s shares are authorized by the CNV, the BCBA and the New York Stock Exchange (“NYSE”) for public trading. Only 404,078,504 of Class B shares are traded since Nortel owns all of the outstanding Class A shares and 36,832,408 Class B shares; and Class C shares are dedicated to the employee stock ownership program, as described below.

Each ADS represents 5 Class B shares and are traded on the NYSE under the ticker symbol TEO. Class B also began trading on the Mexican Stock Exchange on July 15, 1997.

(b) Restrictions on distribution of profits

The Company is subject to certain restrictions on the distribution of profits. Under the Argentine Corporations Law, the by-laws of the Company and rules and regulations of the CNV, a minimum of 5% of net income for the year calculated in accordance with Argentine GAAP, plus/less previous years adjustments and, if any, considering the absorption of accumulated losses, must be appropriated by resolution of the shareholders to a legal reserve until such reserve reaches 20% of the outstanding capital (common stock plus inflation adjustment of common stock). Accordingly, Telecom Argentina has absorbed the legal reserve in its entirety during fiscal year 2006 ($277). Telecom Argentina will not be able to distribute dividends until the Company absorbs the total amount of accumulated losses and restores the legal reserve.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements—(Continued)

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

9 – Shareholders’ equity (continued)

(c) Share ownership program

In 1992, a decree from the Argentine Government, which provided for the creation of the Company upon the privatization of ENTel, established that 10% of the capital stock then represented by 98,438,098 Class C shares was to be included in the “Programa de Propiedad Participada or PPP” (an employee share ownership program sponsored by the Argentine Government). Pursuant to the PPP, the Class C shares were held by a trustee for the benefit of former employees of the state-owned company who remained employed by the Company and who elected to participate in the plan.

In 1999, Decree No. 1,623/99 of the Argentine Government eliminated the restrictions on some of the Class C shares held by the PPP, although it excluded Class C shares of the Fund of Guarantee and Repurchase subject to an injunction against their use. In March 2000, the shareholders’ meeting of the Company approved the conversion of up to unrestricted 52,505,360 Class C shares into Class B shares (these shares didn’t belong to the Fund of Guarantee and Repurchase).

The Annual General and Extraordinary Meetings held on April 27, 2006, approved that the power for the conversion of up to 41,339,464 Class “C” ordinary shares into the same amount of Class “B” ordinary shares, be delegated to the Board of Directors. The conversion will take place based on: a) what is determined by Banco de la Ciudad de Buenos Aires (Fiduciary agent of PPP) as the case may be; and b) the amount of Class “C” shares eligible for conversion. As granted by the Meetings, the Board transferred the powers to convert the shares to some of the Board’s members and/or the Company’s executive officers. From the total shares eligible for conversion approved by the Shareholders’ Meetings, 4,496,971 Class “C” ordinary shares were converted into Class “B” ordinary shares.

Class “C” shares of the Fund of Guarantee and Repurchase which were affected by an injunction measure recorded in file “Garcías de Vicchi, Amerinda y otros c/ Sindicación de Accionistas Clase C del Programa de Propiedad Participada” were not eligible for conversion. As of the date of these consolidated financial statements, the injunction was not released, although it is limited to the amount of 4,593,274 shares.

41,418,562 Class “C” shares are still part of the Fund of Guarantee and Repurchase and are subject to the injunction described above.

In October 2009, the comptroller of the PPP, who was timely appointed by the National Court of Federal Civil and Commercial No.10, informed to Telecom that he intends to release the injunctions affecting part of the shares included in the Fund of Guarantee and Repurchase, for the purpose of allowing the cancellation of the balance belonging to former employees who had transferred their shares to the Fund.

10. Income tax

As describe in Note 4.p, the Company accounts for income taxes in accordance with the guidelines of RT 17.

Income tax payable as of September 30, 2009 and December 31, 2008 consists of the following:

	As of September 30, 2009					As of December 31, 2008
	Telecom	Personal	Nucleo	Telecom USA	Total
Income tax provision	$200	$358	$6	$—	$564	$635
Credit on minimum presumed income tax	(35)	—	—	—	(35)	(235)
Payments in advance of income taxes	(17)	(202)	(7)	—	(226)	(110)
Law No. 26,476 Tax Regularization Regime (Note 11.d.2)	3	—	—	—	3	—

Current Income tax payable (receivable)	151	156	(1)	—	306	290
Law No. 26,476 Tax Regularization Regime (Note 11.d.2)	13	—	—	—	13	—
Non current net deferred tax liabilities (assets)	206	(12)	(2)	2	194	224

Non-current Income tax payable (receivable)	219	(12)	(2)	2	207	224

Total Income tax liabilities (assets)	$370	$144	$(3)	$2	$513	$514

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements—(Continued)

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

10. Income tax (continued)

The tax effects of temporary differences that give rise to significant portions of the Company’s deferred tax assets and liabilities are presented below:

	As of September 30, 2009						As of December 31, 2008
	Telecom		Personal	Nucleo	Telecom USA	Total
Tax loss carryforwards		$—	$1	$—	$—	$1	$2
Allowance for doubtful accounts		24	51	1	—	76	75
Provision for contingencies		134	39	—	—	173	155
Other deferred tax assets		56	18	—	—	74	113

Total deferred tax assets		214	109	1	—	324	345

Fixed assets		(55)	(67)	4	(2)	(120)	(108)
Inflation adjustments (i)		(365)	(14)	(3)	—	(382)	(416)
Purchase price allocation of Cubecorp’s fixed assets		—	—	—	—	—	(23)
Derivatives (ii)		—	—	—	—	—	(5)
Estimated cash dividends receivable from foreign companies		—	(3)	—	—	(3)	(5)

Total deferred tax (liabilities) assets		(420)	(84)	1	(2)	(505)	(557)

Subtotal deferred tax assets (liabilities)		(206)	25	2	(2)	(181)	(212)
- Valuation allowance (Note 16.e)		—	(13)	—	—	(13)	(12)

Net deferred tax (liabilities) assets as of September 30, 2009		$(206)	$12	$2	$(2)	$(194)

Net deferred tax (liabilities) assets as of December 31, 2008	(iii) $	(219)	$(6)	$1	$—		$(224)

(i)	Mainly related to inflation adjustment on fixed assets, intangibles and other assets for financial reporting purposes.
(ii)	This deferred tax liability was generated by the effect of changes in the fair value of cash flow hedges.
(iii)	Includes $(9) of net deferred tax liabilities incorporated on January 1st, 2009, from the merger with Cubecorp.

Income tax benefit (expense) for the nine-month periods ended September 30, 2009 and 2008 consists of the following:

	Nine-month period ended September 30, 2009
	Telecom	Personal	Nucleo	Telecom USA	Total
Current tax expense	$(215)	$(366)	$(5)	$—	$(586)
Deferred tax benefit (expense)	12	16	1	(1)	28
Valuation allowance (Note 16.e)	—	(2)	—	—	(2)

Income tax expense	$(203)	$(352)	$(4)	$(1)	$(560)

	Nine-month period ended September 30, 2008
	Telecom	Personal	Nucleo	Total
Current tax expense	$(204)	$(323)	$(7)	$(534)
Deferred tax benefit	57	26	2	85
Valuation allowance (Note 16.e)	3	—	—	3

Income tax expense	$(144)	$(297)	$(5)	$(446)

Income tax benefit (expense) for the nine-month periods ended September 30, 2009 and 2008 differed from the amounts computed by applying the Company’s statutory income tax rate to pre-tax income (loss) as a result of the following:

	Argentina	International	Total
Pre-tax income on a separate return basis	$2,221	$29	$2,250
Non taxable items – Gain on equity investees	(689)	—	(689)
Non taxable items – Other	16	—	16

Subtotal	1,548	29	1,577
Statutory income tax rate	35%	(* )

Income tax expense at statutory tax rate	(542)	(4)	(546)
Change in deferred assets and liabilities	12	—	12
Law No. 26,476 Tax Regularization Regime (Note 11.d.2)	(19)	—	(19)
Additional income tax from cash dividends paid by foreign companies	(4)	(1)	(5)
Change in valuation allowance (Note 16.e)	(2)	—	(2)

Income tax expense as of September 30, 2009	$(555)	$(5)	$(560)

Pre-tax income on a separate return basis	$1,816	$36	$1,852
Non taxable items – Gain on equity investees	(573)	—	(573)
Non taxable items – Other	3	(7)	(4)

Subtotal	1,246	29	1,275
Statutory income tax rate	35%	10%

Income tax expense at statutory tax rate	(437)	(3)	(440)
Additional income tax from cash dividends paid by foreign companies	(7)	(2)	(9)
Change in valuation allowance (Note 16.e)	3	—	3

Income tax expense as of September 30, 2008	$(441)	$(5)	$(446)

(*)	The statutory tax rate in Paraguay was 10% and in the USA the effective tax rate was 34%.

11. Commitments and contingencies

(a) Purchase commitments

The Company has entered into various purchase commitments amounting in the aggregate to approximately $1,457 as of September 30, 2009, primarily related to the supply of switching equipment, external wiring, infrastructure agreements, inventory and other service agreements.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements—(Continued)

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

11. Commitments and contingencies (continued)

(b) Investment commitments

In August 2003, Telecom Argentina was notified by the SC of a proposal for the creation of a $70-million fund (the “Complejo Industrial de las Telecomunicaciones 2003” or “2003 Telecommunications Fund”) to be funded by the major telecommunication companies and aimed at developing the telecommunications sector in Argentina. Banco de Inversion y Comercio Exterior (“BICE”) was designated as Trustee of the Fund.

In November 2003, the Company contributed $1.5 at the inception of the Fund. In addition, management announced that it is the Company’s intention to promote agreements with local suppliers which would facilitate their access to financing.

(c) Commitments and contingencies assumed by Telecom from the sale of Publicom

On March 29, 2007, Telecom’s Board of Directors approved the sale of its equity interest in Publicom to Yell Publicidad S.A. (a company incorporated in Spain, member of the Yell Group- Grupo Yell), which was executed on April 12, 2007 (the “Closing Date”).

A series of declarations and guarantees, standard for this type of transactions, assumed by Telecom towards the buyer with respect to Publicom and to itself and others assumed by the buyer towards Telecom and towards itself are included in the contract. Reciprocal obligations and commitments are also set forth, between Telecom and the buyer.

It has been ruled that Telecom shall indemnify and shall hold the buyer harmless from any and all damages that might result from:

(i) Any claim addressed to the buyer by third parties in which the owner’s equity, entitlement to inherent rights and /or unrestricted disposal of shares is successfully objected;

(ii) Damages and losses of equity derived from incorrectness or inaccuracy of the declarations and guarantees;

(iii) Damages and losses of equity derived from the non-fulfillment of the obligations and commitments undertaken by Telecom.

These indemnities granted by Telecom have time as well as economic limits.

On Closing Date and after the stock transfer was actually performed, Publicom accepted a proposal from Telecom. According to said proposal, Telecom:

•	engages Publicom to publish Telecom’s directories (“white pages”) for a 5-year period, which may be extended upon expiry date;

•	engages Publicom to distribute Telecom’s white pages for a 20-year period, which may be extended upon expiry date;

•	engages Publicom to maintain the Internet portal, which allows to access the white pages through the web, for a 20-year period, term which may be extended upon expiry date;

•	grants Publicom the right to lease advertising spaces on the white pages for a 20-year period, which may be extended upon expiry date; and

•	authorizes the use of certain trademarks for the distribution and/or consultation on the Internet and/or advertising spaces agreements for the same specified period.

Telecom reserves the right to supervise certain matters associated with white pages publishing and distribution activities that allow Telecom to assure the fulfillment of its regulatory obligations during the term of the proposal. The terms and conditions of the proposal include usual provisions that allow Telecom to apply economic sanctions in the case of non-compliance, and in the case of serious non-compliance, allow Telecom to require an early termination. In the latter case, the Company could enter into an agreement with other providers.

The proposal set prices for the publishing, printing and distribution of the 2007 directories, and provided clauses for the subsequent editions in order to ensure Telecom that said services will be contracted at market price.

Telecom shall continue to include in its own invoices the amounts to be paid by its customers to Publicom for the contracted services or those that may be contracted in the future, and subsequently collect the amounts for said services on behalf and to the order of Publicom, without absorbing any delinquency.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements—(Continued)

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

11. Commitments and contingencies (continued)

(d) Contingencies

The Company is a party to several civil, tax, commercial, labor and regulatory proceedings and claims that have arisen in the ordinary course of business. In order to determine the proper level of reserves relating to these contingencies, the Management of the Company, based on the opinion of its internal and external legal counsel, assesses the likelihood of any adverse judgments or outcomes related to these matters as well as the range of probable losses that may result from the potential outcomes. A determination of the amount of reserves required, if any, for these contingencies is made after careful analysis of each individual case. The determination of the required reserves may change in the future due to new developments or changes as a matter of law or legal interpretation. Consequently, as of September 30, 2009, the Company has established reserves in an aggregate amount of $496 to cover potential losses under these claims ($75 for regulatory contingencies deducted from assets and $421 included under liabilities) and certain amounts deposited in the Company’s bank accounts have been restricted as to their use due to some judicial proceedings. As of September 30, 2009, these restricted funds totaled $27 (included in the caption “Other receivables”).

Below is a summary of the most significant claims and legal actions for which reserves have been established:

1. Profit sharing bonds

In August 2008, the Supreme Court of Justice, when resolving a case against Telefonica, found the Decree No. 395/92 unconstitutional. Different legal actions were brought, mainly by former employees of the Company against the National Government and the Company, requesting that Decree No. 395/92 – which expressly exempted the Company from issuing the profit sharing bonds provided in Law No. 23,696 – be struck down as unconstitutional and, therefore, claiming compensation for the damages they had suffered because such bonds had not been issued.

In those suits for which judgment has already been rendered, the trial court judges hearing the matter resolved to dismiss the actions brought – relying on arguments made by each case’s respective prosecutors – pointing that such rule was valid and constitutional. However, and based on the National Supreme Court of Justice’s judgment on this matter, the three Divisions of the Courts of Appeal ruled that Decree No. 395/92 was unconstitutional.

In order to defend its rights, the Company filed various appeals against these unfavorable decisions, and although said decisions have not been reviewed by the National Supreme Court of Justice, it should be noted that the abovementioned ruling of the Supreme Court on the case against Telefonica has created a judicial precedent that, in the opinion of the legal counsel of the Company, increases the probability that the Company has to affront certain contingencies as a result of an adverse ruling, notwithstanding the right of repetition that attends Telecom against the National State.

Said Court decision found the abovementioned decree unconstitutional and ordered to send the proceedings back to the court of origin so that said court could decide on which was the subject compelled to pay –licensee and/or National Government- and the parameters that were to be taken into account in order to quantify the complaints set forth therein (percent of profit sharing, prescription criteria, distribution method between the beneficiaries of the program).

As of September 30, 2009, the management of the Company, with the aid of its legal counsel, has recorded provisions for contingencies that it estimates are sufficient to hedge the risks associated with these claims, having considered the legal background up to the date of issuance of these consolidated financial statements.

2. Tax matters included in the Law No. 26,476 “Tax Regularization Regime”

In December 2008, the National Congress approved Law No. 26,476, the “Law on Tax Regularization and Repatriation of Capital” establishing a regime for the regularization of tax liabilities, the repatriation of funds and the registration of employees. Title I of the law provides taxpayers with a complete exemption for penal responsibilities in tax matters, for fines and a partial exemption for interest arising out of tax or social security liabilities prior to December 31, 2007.

As discussed in previous financial statements, Telecom was party to various legal proceedings arising from claims by AFIP (the Argentine Federal Tax Authority) with regards to:

(i) AFIP’s claim for income tax for fiscal years 1993 to 1999 arising from disagreements in the calculation of depreciation of its fiber optic network.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements—(Continued)

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

11. Commitments and contingencies (continued)

(ii) AFIP’s claims for income tax for fiscal years 1997 to 2000 challenging certain deductions for bad debt expenses of Telecom Argentina.

Upon detailed analysis of the Regularization Regime, the Company decided to settle the AFIP’s claims in the time-frame established by Title I of the above-mentioned law.

The Company’s compliance with the Regularization Regime resulted in a reversion of reserves and recognition of a new debt owed to AFIP in the amount of $38 (nominal value), $2 payable upon Telecom Argentina’s joining the Regime and the balance payable in 120 monthly installments at an annual interest rate of 9%. The Company has also recognized a debt for legal fees in connection with these regularized processes estimated at $14 (nominal value). The value of both liabilities has been estimated at net present value according to Argentine GAAP and has been set forth under the section “Taxes payable” and “Other liabilities” in the consolidated balance sheet, classified by each liability’s nature and due date. The corresponding balancing entries have been made to the Income statement, classified under “Financial results, net - generated by liabilities”, “Other expenses, net,” and “Income taxes -current and deferred-” itemized by nature of the debt or cancellation.

In addition, the Company is subject to other claims and legal actions that have arisen in the ordinary course of its business. Although there can be no assurance as to the ultimate disposition of these matters, it is the opinion of the Management of the Company, based upon the information available at this time and consultation with external and internal legal counsel, that the expected outcome of these other claims and legal actions, individually or in the aggregate, will not have a material effect on the Company’s financial position or results of operations. Accordingly, no reserves have been established for the outcome of these actions.

Below is a summary of the most significant other claims and legal actions for which reserves have not been established:

Labor proceedings

Based on a legal theory of successor company liability, Telecom Argentina has been named as a co-defendant with ENTel in several labor lawsuits brought by former employees of ENTel against the state-owned company. The Transfer Agreement provided that ENTel and the Argentine Government, and not the Company, are liable for all amounts owed in connection with claims brought by former ENTel employees, whether or not such claims were made prior to the Transfer Date, if the events giving rise to such claims occurred prior to the Transfer Date.

ENTel and the Argentine Government have agreed to indemnify and hold the Company harmless in respect of such claims. Under current Argentine legislation, the Argentine Government may settle any amounts payable to the Company for these claims through the issuance of treasury bonds. As of September 30, 2009, total claims in these labor lawsuits amounted to $9.

Tax matters

In December 2001, the AFIP made an additional income tax claim on the amortization period utilized by Telintar to depreciate its optic fiber network in submarine cables. Telintar was dissolved and merged in equal parts into Telecom Argentina Internacional S.A. and Telefonica Larga Distancia de Argentina S.A., entities controlled by Telecom Argentina and Telefonica, respectively. Telecom Argentina Internacional S.A. was subsequently merged with and into Telecom Argentina in September 1999.

In July 2005, the National Fiscal Court resolved against Telecom Argentina ratifying the tax assessment relating to additional taxes, although it excluded interest and penalties. On the same grounds as described in the above paragraph, during the third quarter of 2005, Telecom Argentina recorded a current tax liability amounting to $0.5 against income taxes in the statement of income. Telecom Argentina and Telefonica appealed this judgment before the corresponding Federal Court. In June 2009, the Court revoked the ruling of the Fiscal Court and nullified the tax assessment that had been appealed.

The management of the Company together with its legal counsel believes it has meritorious legal defenses to these unfavorable judgments and that the ultimate outcome of these cases will not result in an incremental adverse impact on Telecom Argentina’s results of operations and financial condition.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements—(Continued)

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

11. Commitments and contingencies (continued)

In December 2006, the AFIP assessed additional income tax and tax on minimum presumed income for the 2000 and 2001 tax years claiming that Personal incorrectly deducted certain uncollectible receivables. Personal appealed this assessment with the National Fiscal Tribunal. The AFIP’s claim is contrary to certain jurisprudential precedents by the National Fiscal Tribunal. Consequently, Personal and its legal counsel believe that the matter will be resolved in its favor when the appeal process is completed.

Other claims

Consumer Trade Union Proceedings

In November 1995, Telecom Argentina was served with notice of a complaint filed by a consumer trade union, “Consumidores Libres Cooperativa Limitada de Provisión de Servicios Comunitarios,” against Telecom Argentina, Telefónica, Telintar and the Argentine Government. The suit seeks to declare null, illegal and unconstitutional all tariff rules and agreements as of the Transfer Agreement and to reduce the tariffs of the licensees so as to obtain a return rate not in excess of an annual 16% on fixed assets as described in the List of Conditions. Furthermore, the complaint seeks reimbursement of sums allegedly received in excess of the 16% return rate as well as sums resulting from the reduction in the rate of turnover tax for the city of Buenos Aires.

In October 2001, the Federal Court of Appeals for Contentious and Administrative Matters issued a precautionary measure suspending the ability of telecommunications companies to increase tariffs by reference to the U.S. consumer price index. However, the Public Emergency Law and the reformation of the exchange regime have had an analogous result to that proposed by the precautionary measure, by prohibiting, as of January 6, 2002, contracts held with the public administration, including public work and services contracts, from being adjusted to dollars or other foreign currencies. A decision of the Court of Appeals is still pending.

Additionally, upon the extension of the exclusivity period for the provision of telecommunication services, the same consumer group filed a new lawsuit in Argentine federal courts against the service providers and the Argentine Government. Plaintiffs are seeking damages, an injunction revoking the licenses granted to telecommunication service providers and termination of the exclusivity period. This case is currently in a preliminary stage.

Users and Consumer Trade Union Proceedings

In August 2003, another consumer group filed suit against Telecom Argentina in Argentine federal court alleging the unconstitutionality of certain resolutions issued by the SC. These resolutions had amended a prior resolution which prescribed the way service providers had to refund customers for additional charges included in monthly fixed-line service fees. The amendment was intended to establish another method of refunding customers due to practical reasons. Telecom Argentina complied with the amended resolution and provided refunds to customers. The case is ready for sentence, but Telecom Argentina does not believe it has merit and will contest it vigorously. Telecom Argentina is unable, however, to predict the outcome of this proceeding, or reasonably estimate a range of possible loss given the current status of the litigation.

12 – Changes in useful lives of fixed assets in the Telecom Group

The Telecom Group performed an integral review of the useful lives of the fixed assets taking into account the rapid evolution of the telecommunications industry.

During the second quarter of 2009, the Company engaged independent appraisals (“Organización Levín de Argentina S.A.”) to reassess the appropriateness of the remaining useful lives of their fixed assets and certain intangible assets as from January 1st, 2009. As a result of the work, the independent appraisals confirmed the appropriateness of the existing useful lives of Telecom Argentina and Personal’s fixed assets with some exceptions as follows:

•	Telecom Argentina

External access copper cables based on the analysis of the materials used for the deployment of the copper network, its state of maintenance, the replacement plans, the extensive development of Broadband over copper networks and the depreciation policies applied by other operators, the independent appraisals recommended to extend the current useful life as of December 31, 2008, from a total of 15 years to a total of 18 years.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements—(Continued)

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

12 – Changes in useful lives of fixed assets in the Telecom Group (continued)

TDM Switches based on the Company plans for improvement and maintenance of the existing switches which will allow at least their continuous use until late 2014, the independent appraisals recommended to extend their remaining useful life until December 31, 2014. They also recommended that TDM additions that may occur as from fiscal year 2009 shall be depreciated considering the mentioned time limit.

Customer premises transmission equipment the dynamism of telecommunications, the incremental bandwidth required by customers as well as technological advances, significantly reduce the possibility to reuse these types of equipment once the first stage of contracts with customers is over. Considering these facts, the independent appraisals recommended to shorten the useful life of the existing customer premises equipment from the current 5 years to 3 years. They also suggested that new additions as from January 1st, 2009 shall be depreciated in 3 years.

•	Personal

2G GSM technology equipment balances are included within fixed asset item lines categorized as “Wireless network access” and “Switching”. The independent report states that 2G GSM technology in Argentina may be seriously affected by new replacement technology during the year 2017. The specialist recommended:

(i) to extend only the remaining useful life of the 2007-2008 acquisitions by 2 years;

(ii) to maintain the current useful life (7 years) for the 2009-2010 acquisitions; and

(iii) to perform a new reassessment by the end of fiscal year 2011.

Software obtained or developed for internal use comprises different system modules which will be gradually replaced. New useful lives were estimated to accommodate the planned replacement dates, resulting in a general extension of the useful life of the related assets.

Accordingly, the Telecom Group adopted the recommendations of the independent appraisals affecting the charge for depreciation as from January 1st, 2009. This change resulted in a $104 decrease in depreciation expense for the nine-month period ended September 30, 2009 ($92 in the Voice, data and Internet segment and $12 in the Wireless segment). The application of the new useful lives resulted in a gain of $68, net of tax effect, during the nine-month period ended September  30, 2009.

13. Segment information

Operating segments are revenue-producing components of the enterprise for which separate financial information is produced internally for management. Under this definition, the Company conducts its business through five legal entities which represent five operating segments. Under Argentine GAAP, these operating segments have been aggregated into reportable segments according to the nature of the products and services provided. The Company manages its segments to the net income (loss) level of reporting.

Telecom Argentina and its subsidiaries conform the following reportable segments:

Reportable segment	Consolidated company/Operating segment
Voice, data and Internet	Telecom Argentina
Telecom USA
Micro Sistemas (i)
Wireless	Personal
Nucleo
Springville (i)

(i)	Dormant entities at September 30, 2009 and 2008.

The accounting policies of the operating segments are the same as those described in Note 4. Intercompany sales have been eliminated.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements—(Continued)

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

13. Segment information (continued)

For the nine-month periods ended September 30, 2009 and 2008, more than 95% of the Company’s revenues were from sales generated in Argentina. More than 94% of the Company’s fixed assets are in Argentina. Segment financial information was as follows:

For the nine-month period ended September 30, 2009

•	Income statement information

	Voice, data and Internet (a)	Wireless			Total
		Personal	Nucleo	Subtotal
Services	3,014	4,968	297	5,265	8,279
Equipment sales	29	548	5	553	582

Net sales	3,043	5,516	302	5,818	8,861
Salaries and social security	(826)	(222)	(27)	(249)	(1,075)
Taxes	(189)	(520)	(11)	(531)	(720)
Maintenance, materials and supplies	(299)	(122)	(17)	(139)	(438)
Bad debt expense	(24)	(70)	(1)	(71)	(95)
Interconnection costs	(131)	—	—	—	(131)
Cost of international outbound calls	(121)	—	—	—	(121)
Lease of circuits	(60)	(24)	(19)	(43)	(103)
Fees for services	(153)	(192)	(8)	(200)	(353)
Advertising	(82)	(147)	(18)	(165)	(247)
Agent commissions and distribution of prepaid cards commissions	(34)	(583)	(24)	(607)	(641)
Other commissions	(41)	(91)	(5)	(96)	(137)
Roaming	—	(122)	(3)	(125)	(125)
Charges for TLRD	—	(497)	(38)	(535)	(535)
Cost of sales	(30)	(767)	(7)	(774)	(804)
Others	(235)	(224)	(22)	(246)	(481)

Operating income before depreciation and amortization	818	1,935	102	2,037	2,855
Depreciation of fixed assets and amortization of intangible assets	(490)	(266)	(64)	(330)	(820)

Operating income	328	1,669	38	1,707	2,035
Gain on equity investees	—	13	—	13	13
Financial results, net	(161)	(146)	(10)	(156)	(317)
Other expenses, net	(94)	(63)	—	(63)	(157)

Net income before income tax and noncontrolling interest	73	1,473	28	1,501	1,574
Income tax expense, net	(204)	(352)	(4)	(356)	(560)
Noncontrolling interest	—	—	(8)	(8)	(8)

Net (loss) income	(131)	1,121	16	1,137	1,006

(a)	Includes net sales of $31, operating income before depreciation of $10, operating profit of $7 and net income of $7 corresponding to Telecom USA.

•	Balance sheet information

Fixed assets, net	4,096	1,983	394	2,377	6,473
Intangible assets, net	171	595	1	596	767
Capital expenditures (without ARO and debt issue costs)	621	471	42	513	1,134
Depreciation of fixed assets	(477)	(265)	(64)	(329)	(806)
Amortization of intangible assets (without debt issue costs)	(13)	(1)	—	(1)	(14)
Net financial asset (debt)	432	(b) (460)	(113)	(573)	(141)

(b)	Includes $1 of Cash and banks from Springville.

•	Cash flow information

Cash flows provided by operating activities	1,278	965	80	1,045	2,323

Cash flows from investing activities
Acquisition of fixed assets and intangible assets	(649)	(418)	(52)	(470)	(1,119)
Decrease (increase) in investments not considered as cash and cash equivalents and other	266	(7)	—	(7)	259

Total cash flows used in investing activities	(383)	(425)	(52)	(477)	(860)

Cash flows from financing activities
Debt proceeds	—	217	133	350	350
Payment of debt	(141)	(247)	(95)	(342)	(483)
Payment of interest and debt-related expenses	(45)	(32)	(7)	(39)	(84)
Cash dividends paid	—	—	(16)	(16)	(16)
Inter-segment transfers of cash	730	(710)	(20)	(730)	—

Total cash flows provided by (used in) financing activities	544	(772)	(5)	(777)	(233)

Increase (decrease) in cash and cash equivalents	1,439	(232)	23	(209)	1,230
Cash and cash equivalents at the beginning of the year	352	544	6	550	902

Cash and cash equivalents at period end	1,791	(b) 312	29	341	2,132

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements—(Continued)

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

13. Segment information (continued)

For the nine-month period ended September 30, 2008

•	Income statement information

	Voice, data and Internet	Wireless
	(a)	Personal	Nucleo	Subtotal	Total
Services	2,649	4,257	320	4,577	7,226
Equipment sales	34	523	6	529	563

Net sales	2,683	4,780	326	5,106	7,789
Salaries and social security	(664)	(182)	(26)	(208)	(872)
Taxes	(170)	(433)	(10)	(443)	(613)
Maintenance, materials and supplies	(267)	(104)	(16)	(120)	(387)
Bad debt expense	(7)	(41)	(2)	(43)	(50)
Interconnection costs	(119)	—	—	—	(119)
Cost of international outbound calls	(108)	—	—	—	(108)
Lease of circuits	(47)	(29)	(16)	(45)	(92)
Fees for services	(126)	(135)	(10)	(145)	(271)
Advertising	(97)	(168)	(25)	(193)	(290)
Agent commissions and distribution of prepaid cards commissions	(29)	(499)	(29)	(528)	(557)
Other commissions	(38)	(74)	(3)	(77)	(115)
Roaming	—	(130)	(2)	(132)	(132)
Charges for TLRD	—	(519)	(46)	(565)	(565)
Cost of sales	(29)	(694)	(8)	(702)	(731)
Others	(187)	(175)	(23)	(198)	(385)

Operating income before depreciation and amortization	795	1,597	110	1,707	2,502
Depreciation of fixed assets and amortization of intangible assets	(606)	(278)	(78)	(356)	(962)

Operating income	189	1,319	32	1,351	1,540
Financial results, net	(63)	(59)	10	(49)	(112)
Other expenses, net	(103)	(38)	—	(38)	(141)

Net income before income tax and noncontrolling interest	23	1,222	42	1,264	1,287
Income tax expense, net	(144)	(297)	(5)	(302)	(446)
Noncontrolling interest	—	—	(10)	(10)	(10)

Net (loss) income	(121)	925	27	952	831

(a)	Includes net sales of $27, operating income before depreciation of $7, operating profit of $6 and net income of $6 corresponding to Telecom USA. It also includes net sales of $3, operating income before depreciation of $0, operating loss of $(1) and net loss of $(1) corresponding to Cubecorp.

•	Balance sheet information

Fixed assets, net	4,002	1,708	408	2,116	6,118
Intangible assets, net	178	601	—	601	779
Capital expenditures (without ARO and debt issue costs)	653	496	81	577	1,230
Net book value of Cubecorp’s fixed assets included in the acquisition of shares	131	—	—	—	131
Depreciation of fixed assets	(594)	(275)	(77)	(352)	(946)
Amortization of intangible assets (without debt issue costs)	(12)	(3)	(1)	(4)	(16)
Net financial debt	(751)	(310)	(113)	(423)	(1,174)

•	Cash flow information

Cash flows provided by operating activities	1,246	1,022	76	1,098	2,344

Cash flows from investing activities
Acquisition of fixed assets and intangible assets	(607)	(466)	(91)	(557)	(1,164)
Acquisition of Cubecorp	(92)	(5)	—	(5)	(97)
Decrease (increase) in investments not considered as cash and cash equivalents and other	545	(102)	—	(102)	443

Total cash flows used in investing activities	(154)	(573)	(91)	(664)	(818)

Cash flows from financing activities
Debt proceeds	—	3	99	102	102
Payment of debt	(827)	(62)	(28)	(90)	(917)
Payment of interest and debt-related expenses	(71)	(40)	(2)	(42)	(113)
Cash dividends paid	—	—	(29)	(29)	(29)
Inter-segment transfers of cash	232	(195)	(37)	(232)	—

Total cash flows provided by (used in) financing activities	(666)	(294)	3	(291)	(957)

Increase (decrease) in cash and cash equivalents	426	155	(12)	143	569
Cash and cash equivalents at the beginning of the year	223	221	14	235	458

Cash and cash equivalents at period end	649	376	2	378	1,027

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements—(Continued)

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

14. Unconsolidated information

In accordance with Argentine GAAP, the presentation of the parent company’s individual financial statements is mandatory. Consolidated financial statements are to be included as supplementary information. For the purpose of these financial statements, individual financial statements have been omitted since they are not required for SEC reporting purposes. The tables below present unconsolidated financial statement information, as follows:

Balance sheets:

	As of September 30, 2009	As of December 31, 2008
ASSETS
Current Assets
Cash and banks	$29	$19
Investments	1,761	552
Accounts receivable, net	591	487
Other receivables, net	89	77
Other assets, net	6	6

Total current assets	2,476	1,141

Non-Current Assets
Other receivables, net	42	55
Investments (i)	1,630	1,825
Fixed assets, net	4,083	3,898
Intangible assets, net	171	171
Other assets, net	3	3

Total non-current assets	5,929	5,952

TOTAL ASSETS	$8,405	$7,093

LIABILITIES
Current Liabilities
Accounts payable	$809	$813
Debt	1,359	1,263
Salaries and social security payable	199	195
Taxes payable	199	59
Other liabilities	45	36
Contingencies	20	25

Total current liabilities	2,631	2,391

Non-Current Liabilities
Accounts payable	25	27
Salaries and social security payable	79	82
Taxes payable	221	212
Other liabilities	137	116
Contingencies	288	245

Total non-current liabilities	750	682

TOTAL LIABILITIES	$3,381	$3,073

SHAREHOLDERS’ EQUITY	$5,024	$4,020

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$8,405	$7,093

(i)	Includes $1,629 and $1,824 as of September 30, 2009 and December 31, 2008, respectively, corresponding to Telecom Argentina’s equity interests in its consolidated subsidiaries. As of September 30, 2009, includes $1,624 and $5, corresponding to Personal and Telecom USA, respectively. As of December 31, 2008, includes $1,691, $129 and $4, corresponding to Personal, Cubecorp and Telecom USA, respectively.

Statements of income:

	Nine-month periods ended September 30,
	2009	2008
Net sales	$3,525	$3,099
Cost of services	(1,827)	(1,722)

Gross profit	1,698	1,377
General and administrative expenses	(202)	(166)
Selling expenses	(701)	(612)

Operating income	795	599
Gain on equity investees (i)	665	539
Financial results, net	(160)	(61)
Other expenses, net	(91)	(102)

Net income before income tax	1,209	975
Income tax expense	(203)	(144)

Net income	$1,006	$831

(i)	The gain on equity investees includes:

	Nine-month periods ended September 30,
	2009	2008
Personal	$664	$539
Telecom USA	1	1
Cubecorp	—	(1)

Total	$665	$539

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements—(Continued)

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

14. Unconsolidated information (continued)

Condensed statements of cash flows:

	Nine-month periods ended September 30,
	2009	2008
Cash flows provided by operating activities	$1,276	$1,244

Cash flows from investing activities
Acquisition of fixed and intangible assets	(646)	(601)
Acquisition of Cubecorp	—	(103)
Dividends received	730	220
Decrease in investments not considered as cash and cash equivalents and other concepts	268	556

Total cash flows provided by investing activities	352	72
Payment of debt	(141)	(822)
Payment of interest and debt-related expenses	(45)	(71)

Cash flows used in financing activities	(186)	(893)

Increase in cash and cash equivalents	1,442	423
Cash and cash equivalents at the beginning of year	348	221

Cash and cash equivalents at period end	$1,790	$644

15. Valuation differences between Argentine GAAP and US GAAP

The Company’s consolidated financial statements are prepared in accordance with Argentine GAAP, which differ in certain significant respects from US GAAP. Such differences involve methods of measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by US GAAP and Regulation S-X of the SEC. Under the reporting requirements of the SEC and under Argentine GAAP, the Company is not required to prepare US GAAP reconciliation on a quarterly basis. However, the Company has elected to present cumulative US GAAP information as it is considered useful for prospective investors. These consolidated financial statements include solely a reconciliation of Total equity and Net income to US GAAP. This reconciliation does not include disclosure of all information that would be required under US GAAP and SEC rules and regulations.

As from September 30, 2009, the Company adopted the new accounting standard codification issued by the FASB (the “FASB Codification”) for the information reported under US GAAP.

Differences in measurement methods

As indicated in Note 3.c, the Company’s consolidated financial statements include the effects of inflation until February 28, 2003. Under US GAAP, financial statements are prepared on a historical cost basis.

However, the following reconciliation does not include the reversal of the adjustments to the consolidated financial statements for the effects of inflation, because, as permitted by the SEC, it represents a comprehensive measure of the effects of price-level changes in the Argentine economy, and as such, is considered a more meaningful presentation than historical cost-based financial reporting for both Argentine GAAP and US GAAP.

The principal differences, other than inflation accounting, between Argentine GAAP and US GAAP are described below, together with an explanation, where appropriate, of the method used in the determination of the necessary adjustments.

	Nine-month periods ended September 30,
	2009	2008
Reconciliation of net income:
Total net income under Argentine GAAP	$1,006	$831
US GAAP adjustments:
Depreciation of foreign currency exchange differences (a.2)	8	32
Fair value option for Notes of Telecom Argentina (b)	(215)	50
Other adjustments (c)	(24)	(4)
Tax effects on US GAAP adjustments (d)	76	(27)
Noncontrolling interest (e)	8	10

Net income under US GAAP	$859	$892

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements—(Continued)

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

15. Valuation differences between Argentine GAAP and US GAAP (continued)

	As of September 30,	As of December 31,
	2009	2008
Reconciliation of total equity:
Total equity under Argentine GAAP	$5,024	$4,020
US GAAP adjustments:
Capitalization of foreign currency exchange differences (a.1)	(784)	(784)
Accumulated depreciation of foreign currency exchange differences (a.2)	725	717
Fair value option for Notes of Telecom Argentina (b)	38	253
Other adjustments (c)	(23)	(12)
Tax effects on US GAAP adjustments (d)	15	(61)
Noncontrolling interest (e)	79	81

Total equity under US GAAP	$5,074	$4,214

	Nine-month periods ended September 30,
	2009	2008
Description of changes in total equity under US GAAP:
Total equity as of the beginning of the year	$4,214	$2,594
Cumulative-effect adjustment to retained earnings of the fair value option for Notes of Telecom Argentina, net of tax effect (*)	—	408
Other comprehensive income	11	89
Noncontrolling interest variation	(10)	22
Net income under US GAAP	859	892

Total equity as of the end of the period	$5,074	4,005

(*)	Cumulative-effect adjustment to retained earnings of the fair value option for Notes of Telecom Argentina is comprised as follows:

	January 1st, 2008	Gain (Loss)
Fair value option for Notes of Telecom Argentina
Book value of Notes under Argentine GAAP	$2,324
US GAAP adjustment for debt restructurings	579

Book value of Notes under US GAAP (i)	2,903
Fair value of Notes (ii)	2,268

Difference between book value and fair value of debt (i)–(ii)		$635
Reversal of Telecom Argentina debt issuance costs
Net carrying value of debt issue costs under Argentine GAAP	8
US GAAP adjustment for the restructured debt issue costs	(1)

Adjustment for net carrying value of debt issuance costs under US GAAP		(7)
Tax effects on US GAAP adjustments		(220)

Total cumulative-effect adjustment, net of tax effect		$408

a) Capitalization of foreign currency exchange differences

a.1) Under Argentine GAAP, foreign currency exchange differences (gains or losses) generated on or after January 6, 2002 through July 28, 2003, in connection with foreign-currency denominated debts as of such dates were allocated to the cost of assets acquired or constructed with such financing, as long as a series of conditions and requirements were met. Under US GAAP, foreign currency exchange differences cannot be capitalized, and were expensed as incurred. Therefore, such capitalization and its depreciation were reversed.

a.2) This adjustment represents the effect on depreciation for the nine-month periods ended September 30, 2009 and 2008, and the accumulated depreciation at period/year-end, of the adjustment described in a.1) above.

b) Fair value option for Notes of Telecom Argentina

On January 1, 2008, the Company adopted the provisions of the amendments made to Topic 825 of the FASB Accounting Standards Codification. Pursuant to these amendments, the fair value option can be elected on an instrument by instrument basis. The Company elected to fair value all series of the Notes of Telecom Argentina at the adoption date. Such Notes were originated from a troubled debt restructuring and were accounted for under US GAAP as: (i) a full settlement of certain outstanding loans with cash and (ii) a combination of a partial debt settlement and a continuation of debt with modified terms. Management of the Company believed that the fair value option better reflected the current value of the debt and approximated such debt value to that recorded under Argentine GAAP. Moreover, the adoption of the fair value for Notes of Telecom Argentina is consistent with the valuation criterion followed for the derivative contracts entered to in connection with this debt, which are recorded at fair value both under US GAAP and Argentine GAAP. Telecom Personal Notes were not generated from a troubled debt restructuring and therefore Management did not elect to fair value these Notes. No material differences existed between the fair value of the Notes of Telecom Personal and their book value under Argentine GAAP (which do not differ with respect to US GAAP for these instruments).

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements—(Continued)

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

15. Valuation differences between Argentine GAAP and US GAAP (continued)

As a result of the election to fair value all series of the Notes of Telecom Argentina, the Company reversed the associated debt issuance costs previously capitalized.

The adjustment under US GAAP, net of tax effect, at the adoption date was $408, which was recorded as a cumulative-effect adjustment to retained earnings as of January 1, 2008, while the subsequent effects of fair value measurement were shown as a reconciliation item to income statement in the US GAAP reconciliation as of and for the nine-month periods ended September 30, 2009 and 2008.

The US GAAP reconciling item for fair value option for Notes of Telecom Argentina is comprised as follows:

Included in the reconciliation of Net income:

	Nine-month period ended September 30,
	2009	2008
Loss on change in fair value of Telecom Notes	$(216)	$44
Reversal of amortization of Telecom debt issuance costs recorded under Argentine GAAP	1	6

Total US GAAP reconciling item for fair value option	$(215)	$50

Included in the reconciliation of Total equity:

	As of September 30, 2009	As of December 31, 2008
Book value of Telecom Argentina Notes under Argentine GAAP (a)	$1,328	$1,263
Fair value of Telecom Argentina Notes (b)	1,290	1,009

Difference between book value and fair value of Telecom Argentina Notes (a)-(b)	38	254
Reversal of net carrying value of Telecom Argentina debt issuance costs	—	(1)

Total US GAAP reconciling item for fair value option	$38	$253

c) Other adjustments

The US GAAP reconciling items included under “other adjustments” were as follows for all periods presented:

Included in the reconciliation of Net income:

	Nine-month periods ended September 30,
	2009	2008
Inventories	$11	$(3)
Present-value accounting	(22)	—
Foreign currency translation adjustment realized on Capital reimbursement of Nucleo	(13)	—
Fixed assets held for sale	—	(1)

Total other adjustments (c)	$(24)	$(4)

Included in the reconciliation of Total equity:

	As of September 30,	As of December 31,
	2009	2008
Inventories	$3	$(8)
Present-value accounting	(24)	(2)
Fixed assets held for sale	(2)	(2)

Total other adjustments (c)	$(23)	$(12)

•	Inventories

As indicated in Note 4.i., under Argentine GAAP, inventories are stated at replacement cost. Under US GAAP, inventories are stated at the lower of cost or market.

•	Present-value accounting

As indicated in Note 4.f., under Argentine GAAP, certain monetary liabilities are measured based on the calculation of their discounted value. Under US GAAP, discounting of these liabilities is precluded.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements—(Continued)

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

15. Valuation differences between Argentine GAAP and US GAAP (continued)

•	Foreign currency translation adjustment realized on Capital reimbursement of Núcleo

Under Argentine GAAP, RT 18 requires that translation adjustments must be disclosed and accumulated in a separate category of equity until the sale of the investment or until total or partial capital reimbursement takes place. Under US GAAP, Topic 830 of the FASB Accounting Standards Codification, translation adjustments are disclosed and accumulated in a separate component of the consolidated equity until sale or until complete or substantially complete liquidation of the net investment in the foreign entity takes place. Consequently, the foreign currency translation adjustment realized on Capital reimbursement of $13 booked under Argentine GAAP must be reversed under US GAAP.

•	Fixed assets held for sale

Under Argentine GAAP, the Company classified certain fixed assets as held for sale which are stated at the lower of cost less accumulated depreciation at the time of transfer to the held-for-sale category, or market. However, under US GAAP, a long-lived asset to be sold is classified as held for sale only if all of the conditions of Topic 360 of the FASB Accounting Standards Codification are met. As some of these conditions are not met under US GAAP, these assets have to be classified as held and used and depreciated. The US GAAP adjustment for the periods presented represents the higher depreciation of such assets held and used under US GAAP as of each period/year-end.

d) Tax effects on US GAAP adjustments

The adjustment represents the effect on deferred income taxes of the foregoing reconciling items, as appropriate.

e) Noncontrolling interest

The Company adopted in January 2009, the amendments made to Topic 810 of the FASB Accounting Standards Codification. These amendments establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary requiring that: a) noncontrolling interest to be presented in the consolidated statement of financial position within equity; and b) consolidated net income attributable to the noncontrolling interest to be presented on the face of the consolidated statement of income. As a result of the adoption of these standards, a reconciling item for the Noncontrolling interest was included in the Total equity and Net income under US GAAP and, additionally, the adjustment included until December 31, 2008 for the effect of Noncontrolling interest on the US GAAP adjustments was eliminated.

Net income under US GAAP for each period presented and Total equity under US GAAP as of each period/year-end are comprised as follows:

Net income under US GAAP

	Nine-month periods ended September 30,
	2009	2008
Net Income under US GAAP attributable to Telecom Argentina	$851	$882
Net Income under US GAAP attributable to Noncontrolling Interest	8	10

Net income under US GAAP	$859	$892

Total equity under US GAAP

	As of September 30,	As of December 31,
	2009	2008
Total Telecom Argentina Shareholders’ equity under US GAAP	$4,995	$4,133
Noncontrolling Interest under US GAAP	79	81

Total equity under US GAAP	$5,074	$4,214

Changes in Noncontrolling interest under US GAAP for each period presented are comprised as follows:

Description of Changes in Noncontrolling Interest under US GAAP

	Nine-month periods ended September 30,
	2009	2008
Noncontrolling Interest as of the beginning of the year	$81	$56
Dividends	(12)	(20)
Noncontrolling interest’s foreign currency translation adjustments	8	42
Foreign currency translation adjustment realized on Capital reimbursement of Nucleo	(6)	—
Net income under US GAAP	8	10

Noncontrolling Interest as of the end of the period	$79	$88

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements—(Continued)

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

15. Valuation differences between Argentine GAAP and US GAAP (continued)

f) Accounting for stock transferred by the Argentine government to employees

Under Argentine GAAP, there are no specific rules governing the accounting to be followed by employers when a principal shareholder transfers shares to a company’s employees.

The Argentine government agreed to establish a Share Ownership Plan, principally for the benefit of the former employees of ENTel transferred to the Company. Under the terms of the plan, employees eligible to participate acquired the shares of the Company previously held by the Government for an amount significantly less than the then market value of the shares as of the Transfer Date.

Had the Company been required by SEC regulations to include a reconciliation between Argentine GAAP and US GAAP for the fiscal year 1991, it would have included as a reconciling item a charge amounting to $465 in the statement of income. However, this charge represented a reclassification between equity accounts, and consequently, it had no impact on total equity determined under US GAAP. The charge was calculated based upon the difference between the estimated total price per share paid by Nortel as of the Transfer Date and the purchase price to be paid by eligible employees.

g) Other Derivatives

As discussed in Notes 8.2. and 8.3., the Company entered into several financing arrangements as part of the Debt Restructurings and the issuance of Personal’s new debt. These financial instruments contained derivative instruments that are “embedded” in the financial instruments, i.e. optional redemption and/or mandatory prepayment features. The Company assessed whether the economic characteristics of these embedded derivatives are clearly and closely related to the economic characteristics of the remaining component of the financial instruments (i.e., the host contract), according to the requirements of Topic 815 of the FASB Accounting Standards Codification. Since it was determined that the embedded derivative possessed economic characteristics that are clearly and closely related to the economic characteristics of the host contract, the embedded derivative were not separated from the host contract.

h) Impairment of long-lived assets, except for indefinite-life PCS license

As indicated in Note 4.m., under Argentine GAAP, the carrying value of a long-lived asset is considered impaired by the Company when the expected discounted cash flows from such an asset, is less than its carrying value. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.

Under US GAAP, as a first step, the carrying value of a long-lived asset is considered impaired by the Company when the expected cash flows, undiscounted, from such an asset, is less than its carrying value. In such case, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset.

Based on both Argentine GAAP and US GAAP assessments, there was no impairment identified for long-lived assets.

i) Recently issued accounting pronouncements

In June 2009, the FASB issued SFAS No.166 “Accounting for Transfers of Financial Assets - an amendment of FASB Statement No.140” (“SFAS No.166”). The objective of this Statement is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance and cash flows; and a transferor’s continuing involvement, if any, in transferred financial assets. SFAS No.166 shall be effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. The Company is currently analyzing the impact that the adoption of SFAS No.166 will have on the Company’s financial position and results of operations.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements—(Continued)

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

15. Valuation differences between Argentine GAAP and US GAAP (continued)

In June 2009, the FASB issued SFAS No.167 “Amendments to FASB Interpretation No.46(R)” (“SFAS No.167”). The objective of this Statement is to amend certain requirements of FASB Interpretation No.46R, to improve financial reporting by enterprises involved with variable interest entities, and to provide more relevant and reliable information to users of financial statements. SFAS No.167 shall be effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. The Company is currently analyzing the impact that the adoption of SFAS No.167 will have on the Company’s financial position and results of operations.

In August 2009, the FASB issued Accounting Standards Update 2009-05 (ASU 2009-05), which includes modifications to Subtopic 820-10 of the FASB Accounting Standards Codification. This update provides additional guidance in circumstances in which a quoted price in an active market for the identical liability is not available. This ASU is effective for the first reporting period (including interim periods) beginning after its issuance. The Company is currently analyzing the impact that the adoption of the ASU will have on the Company’s financial position and results of operations.

In October 2009, the FASB issued Accounting Standards Update 2009-13 (ASU 2009-13). The objective of this Update is to address amendments to the accounting for multiple-deliverable arrangements (Topic 605). This ASU is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The Company is currently analyzing the impact that the adoption of the ASU will have on the Company’s financial position and results of operations.

16. Other financial statement information

The following tables present additional consolidated financial statement disclosures required under Argentine GAAP:

a.	Fixed assets, net

b.	Intangible assets, net

c.	Securities and equity investments

d.	Current investments

e.	Allowances and provisions

f.	Cost of services

g.	Foreign currency assets and liabilities

h.	Expenses

i.	Aging of assets and liabilities

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements—(Continued)

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

16. Other financial statement information (continued)

(a) Fixed assets, net

	Original value
Principal account	As of the beginning of year	Additions		Foreign currency translation adjustments	Transfers	Decreases	As of the end of the period
Land	124		—	1	—	—	125
Building	1,541		—	—	6	(5)	1,542
Tower and pole	416		—	5	18	—	439
Transmission equipment	4,532		13	33	138	(11)	4,705
Wireless network access	1,707		—	10	122	(15)	1,824
Switching equipment	4,489		2	11	93	—	4,595
Power equipment	658		—	6	59	—	723
External wiring	6,366		—	—	161	—	6,527
Computer equipment	3,756		5	25	195	—	3,981
Telephony equipment and instruments	891		—	19	5	—	915
Equipment lent to customers at no cost	165		33	16	1	(19)	196
Vehicles	158		7	1	—	(8)	158
Furniture	84		1	1	2	—	88
Installations	377		2	3	(2)	—	380
Improvements in third parties buildings	117		—	—	8	—	125
Work in progress	632		947	6	(800)	—	785

Subtotal	26,013	(a)	1,010	137	6	(58)	27,108
Asset retirement obligations	37		—	—	—	—	37
Advances to suppliers	19		—	—	(4)	—	15
Materials	212	(b)	112	5	(2)	(80)	247

Total as of September 30, 2009	26,281		1,122	142	—	(138)	27,407

Total as of September 30, 2008	24,778	(c)	1,355	234	—	(268)	26,099

	Depreciation						Net	Net
Principal account	Accumulated as of the beginning of the year	Annual rate (%)	Amount	Foreign currency translation adjustments	Decreases and transfers	Accumulated as of the end of the period	carrying value as of September 30, 2009	carrying value as of December 31, 2008
Land	—	—	—	—	—	—	125	124
Building	(890)	2 – 7	(26)	—	4	(912)	630	651
Tower and pole	(287)	5 – 7	(13)	(3)	—	(303)	136	129
Transmission equipment	(3,746)	10 – 13	(152)	(17)	11	(3,904)	801	786
Wireless network access	(1,250)	10 – 12	(78)	(6)	12	(1,322)	502	457
Switching equipment	(3,890)	10 – 15	(86)	(9)	—	(3,985)	610	599
Power equipment	(534)	7 – 10	(27)	(5)	(1)	(567)	156	124
External wiring	(5,007)	6	(136)	—	3	(5,140)	1,387	1,359
Computer equipment	(2,960)	18 – 20	(203)	(18)	—	(3,181)	800	796
Telephony equipment and instruments	(848)	13 – 20	(9)	(16)	—	(873)	42	43
Equipment lent to customers at no cost	(128)	50	(34)	(15)	19	(158)	38	37
Vehicles	(92)	20	(17)	(1)	8	(102)	56	66
Furniture	(70)	9 – 11	(3)	(1)	—	(74)	14	14
Installations	(267)	7 – 10	(12)	(2)	1	(280)	100	110
Improvements in third parties buildings	(80)	3	(9)	—	—	(89)	36	37
Work in progress	—	—	—	—	—	—	785	632

Subtotal	(20,049)		(805)	(93)	57	(20,890)	6,218	5,964
Asset retirement obligations	(25)	10 – 14	(1)	—	—	(26)	11	12
Advances to suppliers	—	—	—	—	—	—	15	19
Materials	—	—	—	—	—	—	247	212

Total as of September 30, 2009	(20,074)		(d) (806)	(93)	57	(20,916)	6,491	6,207

Total as of September 30, 2008	(19,020)		(d) (982)	(147)	182	(19,967)	6,132

(a)	Includes $12 in Transmission equipment, $23 in Equipment lent to customers at no cost and $86 in Work in progress, transferred from materials.
(b)	Net of $121 transferred to fixed assets.
(c)	Includes $165 corresponding to additions incorporated through the acquisition of Cubecorp.
(d)	Includes $(8) and $(32) in September 2009 and 2008, respectively, corresponding to the depreciation of capitalized foreign currency exchange differences (Note 4.c). In September 2008, includes $(36) corresponding to the accumulated depreciation from the additions incorporated through the acquisition of Cubecorp.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements—(Continued)

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

16. Other financial statement information (continued)

(b) Intangible assets, net

	Original value
	As of the		Foreign		As of the end of the period
Principal account	beginning of the year	Additions	currency translation adjustments	Decreases
Software obtained or developed for internal use	450	—	5	—	455
Debt issue costs	37	—	—	—	37
PCS license	658	—	—	—	658
Band B license and PCS license (Paraguay)	240	—	32	—	272
Rights of use	204	12	—	—	216
Exclusivity agreements	54	—	—	—	54
Customer relationship	2	—	—	—	2

Total as of September 30, 2009	1,645	12	37	—	1,694

Total as of September 30, 2008	1,570	(a) 42	69	—	1,681

	Amortization					Net	Net
Principal account	Accumulated as of the beginning of the year	Amount	Foreign currency translation adjustments	Decreases	Accumulated as of the end of the period	carrying value as of September 30, 2009	carrying value as of December 31, 2008
Software obtained or developed for internal use	(447)	(1)	(5)	—	(453)	2	3
Debt issue costs	(32)	(3)	—	—	(35)	2	5
PCS license	(70)	—	—	—	(70)	588	588
Band B license and PCS license (Paraguay)	(239)	—	(32)	—	(271)	1	1
Rights of use	(57)	(10)	—	—	(67)	149	147
Exclusivity agreements	(28)	(3)	—	—	(31)	23	26
Customer relationship	—	—	—	—	—	2	2

Total as of September 30, 2009	(873)	(b) (17)	(37)	—	(927)	767	772

Total as of September 30, 2008	(810)	(c) (24)	(68)	—	(902)	779

a)	Includes $2 corresponding to additions incorporated through the acquisition of Cubecorp.
b)	An amount of $(11) is included in cost of services, $(3) in selling expenses and $(3) in financial results, net.
c)	An amount of $(11) is included in cost of services, $(1) in administrative expenses, $(4) in selling expenses and $(8) in financial results, net.

(c) Securities and equity investments

Issuer and characteristic of the securities	Market value	Number of securities	Net realizable value as of September 30, 2009	Cost value as of September 30, 2009	Book value as of September 30, 2009	Book value as of December 31, 2008
CURRENT INVESTMENTS
Mutual funds
Superahorro$ Clase B Banco Santander Rio	$0.29	97,381,183	28	28	28	65
FBA Renta $ Banco Frances	$2.56	5,749,776	15	15	15	—
Other mutual funds			—	—	—	79

Total mutual funds			43	43	43	144

Government bonds
Germany Government bonds			—	—	—	223

Total government bonds			—	—	—	223

Related parties – Mutual funds
Alpha $ Clase A Standard Bank			—	—	—	4

Total related parties			—	—	—	4

Total current investments			43	43	43	371

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements—(Continued)

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

16. Other financial statement information (continued)

(d) Current investments

	Cost as of	Book value as of
	September 30, 2009	September 30, 2009	December 31, 2008
CURRENT INVESTMENTS
Time deposits
With an original maturity of three months or less
In foreign currency (Note 16.g)	$1,632	$1,632	$611
In Argentine pesos	381	384	107
In Argentine pesos – Related parties	7	7	—

Total cash and cash equivalents	$2,020	$2,023	$718

With an original maturity of more than three months
In Argentine pesos – Related parties	$1	$1	$—

Total related parties	$1	$1	$—

Total current investments	$2,021	$2,024	$718

NON-CURRENT INVESTMENTS
In Argentine pesos – Related parties	$—	$—	$6
In foreign currency – Related parties (Note 16.g)	14	14	—

Total related parties	$14	$14	$6

Total non-current investments	$14	$14	$6

(e) Allowances and provisions

Items	Opening balances	Additions	Reclassifications	Deductions	As of September 30, 2009
Deducted from current assets
Allowance for doubtful accounts receivables	136	95	1	(78)	154
Allowance for doubtful accounts and other assets	13	—	—	—	13
Regulatory contingencies	11	—	5	(13)	3
Allowance for obsolescence of inventories	16	17	—	(3)	30

Total deducted from current assets	176	112	6	(94)	200

Deducted from non-current assets
Allowance for doubtful accounts receivables	1	—	(1)	—	—
Valuation allowance of net deferred tax assets (a)	12	2	—	(1)	13
Regulatory contingencies	75	2	(5)	—	72
Allowance for doubtful accounts and other assets	20	3	—	—	23
Write-off of materials	19	2	—	(3)	18

Total deducted from non-current assets	127	9	(6)	(4)	126

Total deducted from assets	303	(b) 121	—	(98)	326

Included under current liabilities
Provision for contingencies	36	—	27	(26)	37

Total included under current liabilities	36	—	27	(d) (26)	37

Included under non-current liabilities
Provision for contingencies	319	92	(27)	—	384

Total included under non-current liabilities	319	(c) 92	(27)	—	384

Total included under liabilities	355	92	—	(26)	421

(a)	This allowance is included in Taxes payable non-current.
(b)	Includes $95 in selling expenses, $24 in other expenses, net and $2 in income tax.
(c)	Includes $(36) and $128 in other expenses, net.
(d)	Includes $(14) corresponding to legal fees for compliance with the Tax Regularization Regime, reclassified to Other liabilities.

Items	Opening balances	Additions	Reclassifications	Deductions	As of September 30, 2008
Deducted from current assets
Allowance for doubtful accounts receivables	126	50	—	(41)	135
Allowance for doubtful accounts and other assets	11	2	1	(1)	13
Regulatory contingencies	12	—	(1)	—	11
Allowance for obsolescence of inventories	18	8	—	(7)	19

Total deducted from current assets	167	60	—	(49)	178

Deducted from non-current assets
Valuation allowance of net deferred tax assets (a)	106	(3)	—	(92)	11
Regulatory contingencies	64	9	1	—	74
Allowance for doubtful accounts and other assets	17	3	(1)	—	19
Write-off of materials	20	1	—	(7)	14

Total deducted from non-current assets	207	10	—	(99)	118

Total deducted from assets	374	(e) 70	—	(148)	296

Included under current liabilities
Provision for contingencies	49	—	29	(32)	46

Total included under current liabilities	49	—	29	(32)	46

Included under non-current liabilities
Provision for contingencies	243	66	(29)	—	280

Total included under non-current liabilities	243	66	(29)	—	280

Total included under liabilities	292	(f) 66	—	(32)	326

(e)	Includes $50 in selling expenses, $23 in other expenses, net and $(3) in income tax.
(f)	Includes $65 in other expenses, net and $1 corresponds to the acquisition of Cubecorp.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements—(Continued)

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

16. Other financial statement information (continued)

(f) Cost of services

	Nine-month periods ended September 30,
	2009	2008
Inventory balance at the beginning of the year	$267	$175
Plus:
Purchases	831	831
Holding results on inventories	(8)	(30)
Wireless handsets lent to customers at no cost (a)	(10)	(3)
Replacements	(15)	(9)
Foreign currency translation adjustments in inventory	1	1
Cost of services (Note 16.h)	3,646	3,484
Less:
Inventory balance at period end	(292)	(263)

COST OF SERVICES	$4,420	$4,186

(a)	Under certain circumstances, the Company lends handsets to customers at no cost pursuant to term agreements. Handsets remain the property of the Company and customers are generally obligated to return them at the end of the respective agreements.

	Nine-month periods ended September 30,
	2009	2008
Services
Net sales	$8,279	$7,226
Cost of sales	(3,616)	(3,455)

Gross profit from services	$4,663	$3,771

Handsets
Net sales	$553	$529
Cost of sales	(774)	(702)

Gross loss from handsets	$(221)	$(173)

Voice, Internet and data equipment
Net sales	$29	$34
Cost of sales	(30)	(29)

Gross profit from voice, Internet and data equipment	$(1)	$5

TOTAL GROSS PROFIT	$4,441	$3,603

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements—(Continued)

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

16. Other financial statement information (continued)

(g) Foreign currency assets and liabilities

	As of September 30, 2009				As of December 31, 2008
Items	Amount of foreign currency (i)		Current exchange rate	Amount in local currency	Amount in local currency
Current assets
Cash and banks
Cash	US$	1	3.84300	$2	$—
	EURO	—	5.62770	1	—
	G	1,407	0.000784	1	4
Bank accounts	US$	9	3.84300	36	5
	G	15,634	0.000784	12	—
Investments
Time deposits	US$	295	3.84300	1,135	307
	EURO	88	5.62770	497	304
Government bonds	EURO	—	—	—	223
Related parties	US$	—	3.84300	1	—
Accounts receivable
	US$	21	3.84300	82	87
	SDR	1	6.06260	8	5
	G	21,515	0.000784	17	17
Related parties	US$	—	—	—	5
Other receivables
Prepaid expenses	US$	4	3.84300	16	10
	EURO	1	5.62770	3	—
	G	8,131	0.000784	6	2
Others	US$	3	3.84300	13	20
	G	1,885	0.000784	2	1
Non-current assets
Other receivables
Others	US$	1	3.84300	3	8
	G	—	—	—	1
Investments
Related parties	US$	4	3.84300	14	—

Total assets				$1,849	$999

Current liabilities
Accounts payable
Suppliers	US$	184	3.84300	$708	$784
	G	29,104	0.000784	22	18
	EURO	8	5.62770	47	42
Deferred revenues	G	5,016	0.000784	4	7
Related parties	US$	12	3.84300	45	18
	EURO	3	5.62770	15	—
Debt
Notes – Principal	US$	40	3.84300	152	150
	EURO	165	5.62770	926	897
		¥4,645	0.04287	199	193
Banks loans and others – Principal	US$	—	—	—	5
	G	90,160	0.000784	71	84
Accrued interest	US$	6	3.84300	22	3
	EURO	5	5.62770	30	13
		¥79	0.04287	4	2
	G	5,598	0.000784	4	2
Gain on discounting of debt	US$	—	—	—	(1)
	EURO	—	5.62770	(1)	(6)
		¥(8)	0.04287	(1)	(2)
Salaries and social security payable
Vacation, bonuses and social security payable	G	3,389	0.000784	3	1
Taxes payable
VAT	G	2,936	0.000784	2	—
Other liabilities
Deferred revenue on sale of capacity	US$	3	3.84300	12	10
Others	G	8,060	0.000784	7	—
Non-current liabilities
Accounts payable
Related parties	US$	7	3.84300	25	27
Debt
Notes – Principal	US$	191	3.84300	734	688
Banks loans and others – Principal	G	85,040	0.000784	67	—
Taxes payable
Deferred tax liabilities (assets)	G	(2,276)	0.000784	(2)	(1)
	US$	1	3.84300	2	—
Other liabilities
Deferred revenue on sale of capacity	US$	27	3.84300	103	86
Others	US$	1	3.84300	2	2

Total liabilities				$3,202	$3,022

(i)	US$ = United States dollars; G= Guaranies; ¥ = Japanese Yen; SDR= Special Drawing Rights.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements—(Continued)

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

16. Other financial statement information (continued)

(h) Expenses

	Expenses			Nine-month period ended September 30, 2009
	Cost of services	General and administrative	Selling
Salaries and social security	$488	$169	$427	$1,084
Recoverable costs	(4)	(1)	(3)	(8)
Capitalized costs	—	(1)	—	(1)
Depreciation of fixed assets	690	28	88	806
Amortization of intangible assets	11	—	3	14
Taxes	338	1	4	343
Turnover tax	377	—	—	377
Maintenance, materials and supplies	358	26	54	438
Bad debt expense	—	—	95	95
Interconnection costs	131	—	—	131
Cost of international outbound calls	121	—	—	121
Lease of circuits	103	—	—	103
Fees for services (a)	65	58	230	353
Advertising	—	—	247	247
Agent commissions and distribution of prepaid cards commissions	—	—	641	641
Other commissions	—	—	137	137
Roaming	125	—	—	125
Charges for TLRD	535	—	—	535
Cost of voice, Internet and data equipment sales	30	—	—	30
Transportation, freight and travel expenses	21	6	130	157
Energy, water and others	65	7	10	82
Rental expense	38	17	27	82
International and satellite connectivity	63	—	—	63
Others	91	3	3	97

Total	$3,646	$313	$2,093	$6,052

	Expenses			Nine-month period ended September 30, 2008
	Cost of services	General and administrative	Selling
Salaries and social security	$389	$159	$349	$897
Recoverable costs	(9)	(3)	(5)	(17)
Capitalized costs	(1)	(7)	—	(8)
Depreciation of fixed assets	845	24	77	946
Amortization of intangible assets	11	1	4	16
Taxes	285	2	5	292
Turnover tax	321	—	—	321
Maintenance, materials and supplies	317	12	58	387
Bad debt expense	—	—	50	50
Interconnection costs	119	—	—	119
Cost of international outbound calls	108	—	—	108
Lease of circuits	92	—	—	92
Fees for services	61	43	167	271
Advertising	—	—	290	290
Agent commissions and distribution of prepaid cards commissions	—	—	557	557
Other commissions	—	—	115	115
Roaming	132	—	—	132
Charges for TLRD	565	—	—	565
Cost of voice, Internet and data equipment sales	29	—	—	29
Transportation, freight and travel expenses	16	12	95	123
Energy, water and others	40	4	12	56
Rental expense	34	12	18	64
International and satellite connectivity	38	—	—	38
Others	92	3	9	104

Total	$3,484	$262	$1,801	$5,547

(a)	Includes $5 in General and administrative expenses corresponding to Directors and Supervisory Committee’s fees.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements—(Continued)

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

16. Other financial statement information (continued)

(i) Aging of assets and liabilities

Date due	Investments	Accounts receivable		Other receivables	Accounts payable	Debt		Salaries and social security payable	Taxes payable	Other liabilities
Total due	—	359		—	(a) 41	—		—	—	—

Not due
Fourth quarter 2009	2,066	698		201	1,752	1,428		138	311	46
First quarter 2010	—	—		13	6	8		50	1	6
Second quarter 2010	1	—		17	2	40		49	307	11
Third quarter 2010	—	—		13	4	12		6	1	6
October 2010 thru September 2011	14	—		47	3	802		23	3	23
October 2011 thru September 2012	—	—		10	22	—		17	2	13
October 2012 and thereafter	—	—		13	—	—		40	8	94
Not date due established	1	—		—	—	—		—	194	37

Total not due	2,082	698		314	1,789	2,290		323	827	236

Total as of September 30, 2009	2,082	1,057		314	1,830	2,290		323	827	236

Balances bearing interest	2,081	357		—	—	2,290		—	34	13
Balances not bearing interest	1	700		314	1,830	—		323	793	223

Total	2,082	1,057		314	1,830	2,290		323	827	236

Average annual interest rate (%)	2.71	(b	)	—	—	(c	)	—	9.00	6.00

(a)	At the date of issuance of these consolidated financial statements, $10 has been cancelled.
(b)	$41 bear 50% over the Banco Nación Argentina 30-day interest rate paid by banks, $148 bear 50% over the Banco Nación Argentina notes payable discount rate and $168 bear 28.46%.
(c)	See Note 8.

17. Subsequent events

•	Cancellation of Telecom’s Notes

On October 15, 2009, and together with the payment of interest, Telecom Argentina cancelled the remaining 37.67925% of the Series A outstanding nominal value, that is, the remaining 51.25% of the principal due to April 15, 2012 and the 100% of the principal due to October 15, 2012, April 15, 2013, October 15, 2013, April 15, 2014 and October 15, 2014.

By means of this, Telecom has prepaid the remaining portion of the debt issued in accordance with the terms and conditions of the APE. The debt was prepaid 5 years in advance of the repayment schedule originally agreed upon the financial creditors. Outstanding principal amount together with accrued interest, equivalent to $ 1,344, was paid in part with the “excess cash” determined in June 2009 (as defined in the Indenture) amounting to $935 and with funds generated by the Company during the second half of 2009.

•	Purchase of Notes

Since October 16, 2009 through the date of issuance of these consolidated financial statements, Personal purchased Notes pursuant to market purchase transactions amounting to $26, acquiring an aggregate principal nominal amount of US$ 6,330,000 of Series 3 Medium Term Notes due 2010 (with a net book value of $24.4). The Notes acquired were cancelled according with the terms and conditions of the respective Indentures. These purchases will generate a future saving of interests in a higher amount to the accounting loss before income tax of $1.6 that will be recorded in the fourth quarter of 2009 in the item line “Financial results, net”.

Adrián Calaza Chief Financial Officer	Enrique Garrido Chairman of the Board of Directors

REVIEW REPORT OF INTERIM FINANCIAL STATEMENTS

To the Directors and Shareholders of

Telecom Argentina S.A.

1.	We have reviewed the accompanying consolidated balance sheet of Telecom Argentina S.A. (“Telecom”) and its consolidated subsidiaries as of September 30, 2009, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the nine month periods ended September 30, 2009 and 2008. These financial statements are the responsibility of the Company’s management.

2.	We conducted our reviews of these statements in accordance with Technical Resolution N° 7 of the Argentine Federation of Professional Councils in Economic Sciences for limited reviews of interim financial statements. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Argentina, the objective of which is to express an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3.	Based on the work done and on our examination of Telecom’s consolidated financial statements for the years ended December 31, 2008 and 2007 on which we issued our unqualified report dated March 6, 2009, we report that:

a)	the consolidated financial statements of Telecom as of September 30, 2009 and 2008, described in paragraph 1, prepared in conformity with generally accepted accounting principles (GAAP) in Argentina, as approved by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires, consider all significant facts and circumstances which are known to us and we have no observations to make;

b)	comparative information included in the accompanying consolidated balance sheets and related footnotes, derives from Telecom’s consolidated financial statements for the year ended December 31, 2008.

4.	Accounting principles generally accepted in Argentina (“Argentine GAAP”) vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 15 to the consolidated financial statements. Such information does not include disclosure of all information that would be required under US GAAP and SEC rules and regulations.

5.	In compliance with current regulations, we report that:

a)	the financial statements mentioned in paragraph 1 of this report have been transcribed to the Inventory and Balance Sheet book and are, as regards those matters that are within our competence, in conformity with relevant rules and regulations of the Commercial Corporation Law and CNV;

b)	the financial statements of Telecom at September 30, 2009 arise from accounting records carried in all formal respects in accordance with current legal regulations;

c)	we have read the Operating and Financial Review and Prospects on the financial statements on which, as regards those matters that are within our competence, we have no observations to make;

d)	at September 30, 2009, the debt corresponding to withholdings and contributions to the Argentine Integrated Social Security System according to the Company’s accounting records amounts to $25,057,405.20, none of which was claimable at that date.

Autonomous City of Buenos Aires, November 9, 2009.

PRICE WATERHOUSE & CO. S.R.L.

By	Carlos N. Martínez	(Partner)

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

AS OF SEPTEMBER 30, 2009

(In millions of Argentine pesos or as expressly indicated)

1. General considerations

Telecom Argentina reached a net income of $1,006 during the nine-month period ended September 30, 2009 (“9M09”) or +21% when compared to the same period of the previous year (“9M08”).

Operating income before depreciation and amortization reached $2,855 (+$353 or 14% vs. 9M08), 32% of Net sales. This growth was mainly fueled by mobile services and Broadband in Argentina.

Operating income increased by 32% (+$495 vs. 9M08) to $2,035.

	Nine-month periods ended September 30,
	2009	2008	%
Net sales	8,861	7,789	14
Cost of services	(4,420)	(4,186)	6

Gross profit	4,441	3,603	23
General and administrative expenses	(313)	(262)	20
Selling expenses	(2,093)	(1,801)	16

Operating income	2,035	1,540	32
Gain on equity investees	13	—	—
Financial results, net	(317)	(112)	183
Other expenses, net	(157)	(141)	11

Net income before income tax and noncontrolling interest	1,574	1,287	22
Income tax expense, net	(560)	(446)	26
Noncontrolling interest	(8)	(10)	(20)

Net income	1,006	831	21

Net income per share (in pesos)	1.02	0.84

2. Company activities

•	Net sales

During 9M09, consolidated net sales increased by 14% (+$1,072 vs. 9M08) to $8,861, mainly fueled by the cellular, Broadband and data businesses.

	Nine-month periods ended September 30,
	2009	2008	%
Voice	2,078	2,002	4
Internet	768	522	47
Data transmission	197	159	24

Voice, data and Internet	3,043	2,683	13

Wireless – Personal	5,516	4,780	15
Wireless – Nucleo	302	326	(7)

Wireless	5,818	5,106	14

Total net sales	8,861	7,789	14

The evolution in Net sales by reportable segment was as follows:

Voice, data and Internet

During 9M09, revenues generated by these services amounted to $3,043, +13% vs. 9M08, where in relative terms Internet revenues have grown the most (+47% vs. 9M08).

•	Voice

Total revenues for this service reached $2,078 in 9M09 (+4% vs. 9M08). The results of this line of business are still affected by frozen tariffs of regulated services.

Monthly Charges and Supplementary Services increased by $33 or 6% vs. 9M08, to $628, as a consequence of a higher number of lines in service (+1%), which reached more than 4.3 million, and a 15% increase in supplementary services.

Revenues generated by traffic (Local Measured Service, Domestic Long Distance and International Telephony) totaled $945, an increase of 3% vs. 9M08.

Interconnection revenues amounted to $319 (+11% vs. 9M08), mainly as a consequence of traffic originated in cellular lines from other operators but transported by and terminated in the Company’s fixed-line network.

Other revenues reached $186 (-7% vs. 9M08). This reduction was mainly as a consequence of a decrease in Public Telephony revenues (-$13 or -20% vs. 9M08).

•	Data transmission and Internet

Data transmission revenues amounted to $197 (+24% vs. 9M08), generated by the offer of innovative solutions for the corporate market focused in both satisfying the enterprises’ internal infrastructure needs and enhancing the offer of ICT services (connectivity, housing and hosting, among others).

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF SEPTEMBER 30, 2009

I

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Revenues related to Internet reached $768 (+$246 or 47% vs. 9M08), mainly due to the substantial expansion of the Broadband service, driven by an increase in the subscriber base, better network coverage in the northern region of the country, commercial promotions and innovation in the service portfolio. In addition, ARPU improved 19% when compared to 9M08 due to the clients that maintained the service paying full tariff, without promotions after the first six months of subscription.

As of September 30, 2009, Telecom reached 1,179,000 ADSL customers (+21% vs. 9M08). These connections represent approximately 27% of Telecom’s fixed lines in service.

Data Transmission and Internet together have significantly increased their contribution to net consolidated sales reaching an 11% participation and representing 32% of fixed telephony segment revenues (vs. 25% in 9M08).

Cellular Telephony

In this quarter, clients have significantly increased reaching 15.8 million subscribers as of the end of September 2009 representing an increase of 0.4 million since June 2009 and 2.0 million since September 2008. During 9M09, net sales reached $5,818 (+14% vs. 9M08).

•	Personal in Argentina

As of the end of September 2009, Personal reached 14 million subscribers in Argentina (+2.1 million, or +17% vs. 9M08) which allowed the company to enhance its market position and strengthens its potential for future revenue growth.

Approximately 69% of the overall subscriber base is prepaid and 31% is postpaid (including “Cuentas claras” plans).

Personal continued with the consistent growth in revenues (including handset sales) reaching $5,516 (+15% vs. 9M08), supported by the increase in the post-paid subscribers base, in the overall voice traffic minutes by 15% vs. 9M08 and in value-added services (“VAS”) revenues by 35% vs. 9M08. Service revenues reached $4,968 (+17% vs. 9M08) where 34% of them corresponds to VAS revenues. Also noteworthy is SMS traffic performance, which climbed from a monthly average of 1,239 million messages in 9M08 to 2,923 million in 9M09 (+136%).

As a consequence of the traffic increase and higher usage of VAS, even though level of penetration is significant, Average Monthly Revenue per User (“ARPU”) remained stable at approximately $40 pesos in 9M09 (-$1 vs. 9M08).

•	Personal in Paraguay

By the end of September 2009, Nucleo’s subscriber base remained stable in 1.8 million customers when compared vs. 9M08. Prepaid and postpaid customers represented 89% and 11%, respectively. ARPU represented US$4 in 9M09.

Personal’s subsidiary in Paraguay generated revenues equivalent to $302 during 9M09 (-7% vs. 9M08) showing the global crisis that affects the Paraguayan economy and the intensive operator competition levels.

•	Operating costs

The cost of services, administrative expenses and selling expenses totaled $6,826 in 9M09, which represents an increase of $577, or +9% vs. 9M08. The increase in costs is a consequence of a higher volume of revenues, inflationary effects on the cost structure of the Group and greater expenses related to competition in cellular and Internet businesses.

	Nine-month periods ended September 30,
	2009	2008	%
Salaries and social security	(1,075)	(872)	23
Taxes	(720)	(613)	17
Maintenance, materials and supplies	(438)	(387)	13
Bad debt expense	(95)	(50)	90
Interconnection costs	(131)	(119)	10
Cost of international outbound calls	(121)	(108)	12
Lease of circuits	(103)	(92)	12
Fees for services	(353)	(271)	30
Advertising	(247)	(290)	(15)
Agent commissions and distribution of prepaid cards commissions	(641)	(557)	16
Other commissions	(137)	(115)	19
Roaming	(125)	(132)	(5)
Charges for TLRD	(535)	(565)	(5)
Cost of voice and data equipment sales and wireless handsets	(804)	(731)	10
Others	(481)	(385)	25

Subtotal	(6,006)	(5,287)	14
Depreciation of fixed assets	(806)	(946)	(15)
Amortization of intangibles assets	(14)	(16)	(13)

Operating costs	(6,826)	(6,249)	9

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF SEPTEMBER 30, 2009

II

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

The cost breakdown is as follows:

•

Salaries and Social Security Contributions totaled $1,075 (+23% vs. 9M08), affected by increases in salaries and the related social security charges. Regarding personnel, the decrease in headcount in fixed segment (-244 employees vs. 9M08) was partially compensated by the net incorporation of 82 employees in the same period in the cellular business. The total headcount at the end of 9M09 was 15.368 employees (-162 employees vs. 9M08).

•	Taxes reached $720 (+17% vs. 9M08), influenced mainly by higher rates in turnover taxes, municipal taxes and a higher volume of revenues.

•	Network access costs (includes charges for TLRD, Roaming, Interconnection costs, cost of international outbound calls and lease of circuits) amounted to $1,015, maintaining similar levels as 9M08.

•

Agents, distribution of prepaid cards and other commissions were $778 (+16% vs. 9M08), mainly due to the increase in commissions paid to commercial agents and card distribution costs, as higher subscriber volume and sales of cards was registered.

•

Advertising amounted to $247 (-15% vs. 9M08), oriented towards supporting the commercial activity in mobile services and Internet and to strengthening the brand position of the Telecom Group. In 9M08 Telecom was the Sponsorship of the Argentine Olympic Committee, incurring in related costs amounting to $15.

•	Cost of handsets totaled $804 (+10% vs. 9M08) mainly due to an increase in the sale of handsets to new subscribers and in the number of upgraded terminals related to the customer loyalty programs.

•	Bad debt expense reached $95 (+$45 vs. 9M08), representing 1% of the consolidated net revenues.

•

Depreciation of Fixed and Intangible Assets reached $820 (-15% vs. 9M08). Fixed-line telephony totaled $490 (-19% vs. 9M08) and cellular telephony totaled $330 (-7% vs. 9M08), mainly due to the change of the useful lives of certain fixed assets that generated a reduction in the amount of depreciation (-$104 in 9M09). Additionally, 9M08 included Personal’s TDMA technology depreciation charges amounting to $64, ended in March 2008.

•	Other costs totaled $1,272 (+22% vs. 9M08). The increase was due to the inflationary effects on related services.

•	Financial results, net

Financial results, net resulted in a loss of $317, an increase of $205 vs. 9M08. This was due to the loss registered in foreign currency exchange (-$319 vs. 9M08), compensated by lower net interest (+$90 vs. 9M08) and the positive effect of holding results generated by inventories (+$22 vs. 9M08).

•	Net financial debt

As of September 30 2009, Net financial debt (Loans minus Cash, Cash Equivalents and Derivatives for Notes included in Other receivables) amounted to $141, a reduction of $1,033 as compared to September 2008 and $762 when compared to December 2008.

On October 15, 2009, and together with the payment of interest, Telecom Argentina cancelled the remaining 37.67925% of the Series A outstanding nominal value, that is, the remaining 51.25% of the principal due to April 15, 2012 and the 100% of the principal due to October 15, 2012, April 15, 2013, October 15, 2013, April 15, 2014 and October 15, 2014.

By means of this, Telecom has paid off the remaining portion of the debt issued in accordance with the terms and conditions of the APE. The debt was prepaid 5 years in advance of the repayment schedule originally agreed upon the financial creditors. Outstanding principal amount together with accrued interest, equivalent to $ 1,344, was paid in part with the “excess cash” determined in June 2009 (as defined in the Indenture) amounting to $935 and with funds generated by the Company during the second half of 2009.

Therefore, since October 16, 2009 until the date of issuance of these consolidated financial statements, Personal purchased a nominal amount of US$ 6.33 million Series 3 Notes due 2010. These operations were made through market purchases and with liquid funds of the company. The Notes acquired were cancelled according to the terms and conditions of the Indenture.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF SEPTEMBER 30, 2009

III

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

•	Capital expenditures

During 9M09, the Company invested $1,134 in fixed and intangible assets. This amount was allocated to Voice, Data and Internet businesses ($621) and cellular business ($513). In relative terms, capex reached 13% of the revenues of 9M09.

Main capex projects are related to the expansion of Broadband services, the gradual upgrade of the network for next generation services (NGN), the improvement of the network (capacity, coverage and 3G) and the launch of new and innovative value-added services.

•	Initiatives

•	Voice, Data transmission and Internet

During the quarter Telecom extended throughout its entire area of operation the promotion denominated “Superpack”, a bundle of services that includes Broadband access, flat rates for local calls and satellite TV through a commercial agreement with DirectTV, the leading company in digital TV. This offer presents to clients the opportunity to have a complete home package for communications and entretainment at an attractive price.

Telecom has continued developing complementary services. Consequently it is marketing a promotion of Pack Arnet together with a new line including flat rates for local calls.

Oriented for the corporate market, Telecom launched its virtualization service, for wholesale and government segments, enhancing its offer of ICT services. These comprise Hosting Virtual and Virtual Desktop on Next Generation Data Center, offering clients more efficiency in the cost-benefit relationship with IT infrastructure.

Telecom relies on a competitive advantage to offer these types of services: its Data Center in Pacheco Tier IV, one of the most complete and modern information centres in the country, which allows the integration of all the virtual solution components: data centre, connectivity, hardware and software. Also remarkable are its data network and its background oriented toward the corporate and government segments.

During the period Telecom continued with the development of solutions oriented toward satisfying private neighborhood, real state development and SME market needs. The Company announced the provision of technological infrastructure and telecommunications services in the first intelligent urban centre of Argentina: “Area 60”, located 64 km from Buenos Aires city. It will rely on the first GPON network (Gigabit Passive Optical Network) in the country. This is an optic fiber network reaching each client’s house. With this kind of next generation technology, clients will be able to access to the most advanced services in voice, high velocity Internet, and VAS such as video calls and videoconferences, security services and domotic, among others. In the SME market highlights the launch of Arnet Biz Plus.

•	Cellular telephony

During the quarter, Personal continued its strategy in terms of value and convenience to clients, through the offer of “All inclusive”, packs and promotions combining minutes, SMS and Internet in the same monthly fee.

Furthermore, it continued expanding the offer of Packs – flat or limited- of Internet, calls, SMS, roaming and access to social networks. It also provides more benefits for prepaid clients such as unlimited SMS with each recharge of credits.

Also noteworthy, revenues from 3G devices had a remarkable performance in the quarter, increasing 75% when compared to last quarter.

One of the most remarkable launches of this quarter –in a strategic partnership with Microsoft - is SMS Messenger. This product allows access to Windows Live Messenger through the use of text messages, regardless of the handset used. Personal was the first operator in the world providing this service.

The digital music store, Personal Musica, has incorporated innovations such as an integral platform that allows the acquisition of digital music simultaneously with chat through Microsoft Messenger. The success of this strategy was reflected in the continuous increase of VAS in total service revenues. In addition, Personal increased its area of influence in the youth segment, becoming the market share leader of this attractive target.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF SEPTEMBER 30, 2009

IV

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

•	Closing prices of Class “B” Shares of the Company

Month	2005	2006	2007	2008	2009
January	6.44	7.97	12.75	12.80	5.86
February	8.11	7.74	13.00	14.50	5.45
March	7.07	8.20	13.05	13.50	5.97
April	6.69	7.75	13.80	11.25	6.80
May	7.03	6.75	17.20	12.15	6.78
June	6.96	7.00	15.25	9.35	10.00
July	7.20	7.87	13.75	8.33	10.45
August	6.95	8.43	16.50	8.24	11.70
September	7.40	8.52	15.65	7.98	12.20
October	7.92	9.25	15.25	4.40	13.20
November	8.15	10.50	16.80	5.80
December	7.90	11.90	14.30	6.00

Annual increase (decrease)	23%	51%	20%	(58%)

•	Selected consolidated quarterly information

Quarter ended	Net sales	Operating income before depreciation and amortization	Operating income	Financial results, net	Net income
Year 2009:
March 31,	2,829	917	(a) 659	(94)	(a) 351
June 30,	2,925	924	652	(57)	352
September 30,	3,107	1,014	724	(166)	303

	8,861	2,855	2,035	(317)	1,006

Year 2008:
March 31,	2,480	879	534	(60)	272
June 30,	2,571	808	515	52	341
September 30,	2,738	815	491	(104)	218
December 31,	2,819	828	501	(153)	130

	10,608	3,330	2,041	(265)	961

(a)	March 31, 2009’s net income includes a gain of $22, of which $34 corresponds to the reduction of depreciation for changes in the useful lives of fixed assets (see Note 12 to the consolidated financial statements) and are included in Operating income and the remaining loss of ($12) corresponds to its tax effect.

3. Summary comparative consolidated balance sheets

	As of September 30,
	2009	2008	2007	2006	2005
Current assets	3,702	2,682	2,467	1,900	1,485
Non current assets	7,328	6,976	6,809	6,779	7,138

Total assets	11,030	9,658	9,276	8,679	8,623

Current liabilities	4,262	3,229	2,984	2,817	1,502
Non current liabilities	1,665	2,440	3,478	3,757	4,931

Total liabilities	5,927	5,669	6,462	6,574	6,433

Noncontrolling interest	79	88	66	62	36
Shareholders’ equity	5,024	3,901	2,748	2,043	2,154

Total liabilities, noncontrolling interest and Shareholders’ equity	11,030	9,658	9,276	8,679	8,623

4. Summary comparative consolidated statements of operations

	Nine-month periods ended September 30,
	2009	2008	2007	2006	2005
Net sales	8,861	7,789	6,515	5,242	4,040
Operating costs	(6,826)	(6,249)	(5,314)	(4,567)	(3,690)

Operating income	2,035	1,540	1,201	675	350
Gain on equity investees	13	—	—	6	7
Financial results, net	(317)	(112)	(323)	(413)	90
Other expenses, net	(157)	(141)	(76)	(127)	(106)
Gain on debt restructuring	—	—	—	—	1,424

Net income before income tax and noncontrolling interest	1,574	1,287	802	141	1,765
Income tax benefit (expense), net	(560)	(446)	(275)	37	(135)
Noncontrolling interest	(8)	(10)	(15)	(15)	(4)

Net income from continuing operations	1,006	831	512	163	1,626
Gain (loss) from discontinued operations	—	—	102	1	(3)

Net income	1,006	831	614	164	1,623

Net income per share (in pesos)	1.02	0.84	0.62	0.17	1.65

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF SEPTEMBER 30, 2009

V

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

5. Statistical data (in physical units)

•	Voice, data and Internet

Fixed telephone service

September 30,	2009		2008		2007		2006		2005
	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
Equipment lines	3,850,879	1,352	3,848,403	1,390	3,879,152	888	3,867,089	4,370	3,825,809	4,214
NGN lines	678,420	44,208	458,100	65,160	120,300	25,700	12,300	12,300	—	—

Installed lines	4,529,299	45,560	4,306,503	66,550	3,999,452	26,588	3,879,389	16,670	3,825,809	4,214
Lines in service (a)	4,346,525	11,499	4,292,405	39,620	4,169,663	31,876	4,056,291	59,372	3,906,212	52,651
Customers lines	3,975,090	16,156	3,922,303	33,782	3,818,138	27,868	3,716,168	53,016	3,582,437	48,418
Public phones installed	51,643	(2,060)	61,241	(2,918)	75,113	(3,092)	82,242	(66)	83,951	189
Lines in service per 100 inhabitants (b)	22.2	—	22.1	0.2	21.6	0.1	21.2	0.3	20.6	0.2
Lines in service per employee	388	—	373	5	365	5	357	5	345	5

(a)	Includes direct inward dialing numbers that do not occupy installed lines capacity.
(b)	Corresponding to the northern region of Argentina.

Internet

September 30,	2009		2008		2007		2006		2005
	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
ADSL subscribers	1,179,000	59,000	976,000	74,000	677,000	75,000	375,000	75,000	188,000	26,000
Dial Up subscribers	57,000	(2,000)	68,000	(3,000)	80,000	1,000	96,000	(9,000)	130,000	(9,000)

Total subscribers	1,236,000	57,000	1,044,000	71,000	757,000	76,000	471,000	66,000	318,000	17,000

•	Cellular telephone service

Personal

September 30,	2009		2008		2007		2006		2005
	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
Post-paid subscribers	1,641,000	65,000	1,351,000	82,000	1,013,000	88,000	683,000	67,000	519,000	19,000
“Cuentas claras” plans	2,723,000	(51,000)	2,691,000	108,000	2,319,000	56,000	1,987,000	111,000	1,210,000	221,000
Prepaid subscribers	9,630,000	394,000	7,899,000	372,000	6,829,000	136,000	5,005,000	623,000	3,579,000	255,000

Total subscribers	13,994,000	408,000	11,941,000	562,000	10,161,000	280,000	7,675,000	801,000	5,308,000	495,000

Lines per employee	3,740	97	3,272	63	3,101	77	2,585	(30)	2,393	171

Nucleo

September 30,	2009		2008		2007		2006		2005
	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
Post-paid subscribers	24,000	1,000	25,000	1,000	22,000	—	22,000	1,000	21,000	—
“Plan control” plans	149,000	1,000	146,000	3,000	133,000	(1,000)	112,000	6,000	91,000	5,000
Prepaid subscribers	1,591,000	11,000	1,634,000	67,000	1,344,000	98,000	815,000	151,000	479,000	19,000

Subtotal cellular	1,764,000	13,000	1,805,000	71,000	1,499,000	97,000	949,000	158,000	591,000	24,000
Internet subscribers	20,000	3,000	13,000	1,000	5,000	2,000	—	—	—	—

Total subscribers	1,784,000	16,000	1,818,000	72,000	1,504,000	99,000	949,000	158,000	591,000	24,000

Lines per employee	4,238	(2)	4,208	148	3,564	195	2,427	394	1,807	(34)

6. Consolidated ratios

September 30,	2009	2008	2007	2006	2005
Liquidity (1)	0.87	0.83	0.83	0.67	0.99
Solvency (2)	0.86	0.70	0.44	0.32	0.34
Locked up capital (3)	0.66	0.72	0.73	0.78	0.83

(1)	Current assets/Current liabilities.
(2)	Shareholders’ equity plus noncontrolling interest/Total liabilities.
(3)	Non current assets/Total assets.

7. Outlook

During the present fiscal year the Telecom Group has continued with the strategy of increasing its customer base as well as the revenues in every business segment.

Growth in fixed line telephony for voice services continues in line with the trend of past years as the market reaches maturity. The expansion of the Broadband business is the main driver of growth, where the Arnet brand is in an excellent position in segments of individual customers and in corporate accounts, including small and medium size enterprises and large accounts. The combined offer of fixed, mobile and data services together with the data center capabilities that have gained strength with the acquisition of Cubecorp (already mergered with Telecom since 1Q09), will allow the Telecom Group to be in a more competitive position to be selected by customers as a strategic supplier of telecommunications and related services.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF SEPTEMBER 30, 2009

VI

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

The Cellular Telephony continues expanding its subscriber base but at a more moderate pace, similarly to the other cellular operators. The strategy of acquiring and retention of high value customers, stimulating consumption through the launch of new services and products has continued, not only to keep the loyalty of existing customers, but also to make Personal the preferred brand in the Argentine cellular industry. One of the most important drivers of growth will continue to be the expansion of value added services (in 9M09 it represented approximately 34% of Personal’s Services Sales). It is also expected that the offer of mobile Internet, shall strengthen the growth of these services, supported by the deployment of the third generation network shall allow higher speeds in data transmission and the increase in the number of locations where the service is available. In this aspect it will be relevant the allocation by the Regulatory Authority for higher radio spectrum to enhance the development of the Mobile Broadband.

In order to provide the customers with newer and better services, during the present fiscal year the Telecom Group shall continue with its investment plans in modern technologies. Telecom Argentina shall invest to sustain the growth in Broadband services, to continue gradually developing the next generation network (NGN), to supply mobile operators with the necessary infrastructure and to continue with the updating of commercial and support systems. Regarding Personal, the expansion of its network infrastructure will continue, and a special effort will be put in extending 3G technology coverage and bandwidth for mobile data transmission.

The Telecom Group is in an excellent financial position because, for the very first time, Telecom has a net financial asset position and there are no financial commitments of Personal which cannot be settled by the internal cash flow generation. As a consequence, the Telecom Group considers that the level of its consolidated financial net debt will continue to decrease.

The strategy implemented by the Management of Telecom introduces the basic necessary foundations that will allow the Telecom Group to take the necessary steps to achieve its objectives of constant service enhancement, strengthening its market position and increasing its efficiency to satisfy the continuous needs of the customers in a dynamic telecommunications market.

Enrique Garrido
Chairman of the Board of Directors

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF SEPTEMBER 30, 2009

VII

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

CORPORATE INFORMATION

•	INDEPENDENT AUDITORS Price Waterhouse & Co S.R.L. (member of PricewaterhouseCoopers)

•	STOCK MARKET INFORMATION (Source: Bloomberg)

BCBA

	Market quotation ($/share)		Volume of shares traded (in million)
Quarter	High	Low
September ’08	9.25	6.75	29.6
December ’08	8.04	3.70	29.7
March ’09	6.40	4.90	10.2
June ’09	10.00	5.63	16.4
September ’09	12.20	9.59	9.2

NYSE

	Market quotation (US$/ADR*)		Volume of ADRs traded (in million)
Quarter	High	Low
September ’08	14.40	10.73	16.2
December ’08	12.62	5.12	25.5
March ’09	9.38	6.55	10.5
June ’09	12.83	7.29	18.8
September ’09	15.99	12.21	12.5

*	Calculated at 1 ADR = 5 shares

•	INVESTOR RELATIONS for information about Telecom Argentina S.A., please contact:

In Argentina

Telecom Argentina S.A.

Investor Relations Division

Alicia Moreau de Justo 50, 10th Floor

(1107) Ciudad Autónoma de Buenos Aires

Tel.: 54-11-4968-3628

Argentina

Outside Argentina

JP Morgan Chase

Latam ADR Sales & Relationship Mgmt.

277 Park Avenue, 39th Floor

New York 10172

USA

Tel.: 1-212-622-9229

•	INTERNET http://www.telecom.com.ar

•	DEPOSIT AND TRANSFER AGENT FOR ADRs

JP Morgan Chase Bank

4 New York Plaza, Wall Street

New York, 1-212-622-9227

USA

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: December 2, 2009	By:	/s/ ENRIQUE GARRIDO
	Name:	Enrique Garrido
	Title:	Chairman of the Board of Directors